

HOLOGIC®

The Science of Sure



HEALTH™



2020 Notice of Annual Meeting of Stockholders and Proxy Statement

Thursday, March 5, 2020 | 8:00 a.m. Eastern Time



HEALTH™

Our **PURPOSE**—to enable healthier lives everywhere, every day—is driven by a **PASSION** to become global champions for women's health.

We succeed by fulfilling our **PROMISE** to bring *The Science of Sure*® alive through product quality, clinical differentiation, customer relationships and our team's talent and engagement.







At Hologic, our **purpose** is to enable healthier lives, everywhere, every day. This higher sense of purpose ultimately helps us drive financial performance.

Dear Fellow Stockholders:

Over the last year, Hologic's 6,000-plus employees have relentlessly pursued the Purpose, Passion and Promise that we introduced in our 2019 proxy statement, and that we highlighted on the previous page.

As a result, each of our major divisions and regions is stronger today than it was 12 months ago. As we approach our 2020 Annual Meeting of Stockholders, our clinically differentiated products continue to lead their respective categories, and we are leveraging these strengths to accelerate our growth.

In our largest division, Breast and Skeletal Health, we are building a steadier, more diversified global business that spans the continuum of breast health care. In the last year, we introduced multiple new products and acquired two companies to complement our capabilities in breast surgery and ultrasound.

In our Diagnostics division, we now have 16 molecular diagnostic tests approved on our fully automated Panther platform in the United States. This makes us a broad-based leader in women's health and infectious disease testing and is enabling us to further deepen our partnerships with customers.

In GYN Surgical, we have upgraded our commercial talent, overhauled our incentive system, and launched new products to supplement our market-leading instruments for fibroid removal and endometrial ablation. Our recent results demonstrate strong momentum in this division.

In our Europe and Asia Pacific regions, we have built strong foundations for long-term, sustainable growth by enhancing our teams and bolstering our market development capabilities. As a result, many of our key products are beginning to realize market leadership positions like those we have attained in the United States.

With the continued strengthening of our core divisions and regions, we were able to divest Cynosure, our underperforming Medical Aesthetics division, this past December. This transaction was a classic example of addition by subtraction, as it removed an overhang on our valuation and enabled us to double down on what we do best -- improving women's health through early detection and treatment.

Based on all these activities, revenue of $3,367 million grew 4.6%, or 5.7% on a constant currency basis, in fiscal 2019, an acceleration compared to the prior year. Overall, our financial results exceeded our initial guidance, and our stock price performed well, appreciating 21.1% over the course of our fiscal year.

Underlying our financial performance are our employees, who are motivated and inspired to enable healthier lives, everywhere, every day. I'd like to thank these team members, as well as our Board of Directors, for their dedication and contributions over the last fiscal year. And I'd like to acknowledge our stockholders for their ongoing interest and support. We look forward to hearing from you at our Annual Meeting and throughout the year.

Sincerely,

S P MacMillan

Stephen P. MacMillan
Chairman, President and Chief Executive Officer

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS



**Thursday, March 5, 2020
8:00 a.m. Eastern Time**



**250 Campus Drive
Marlborough, Massachusetts
01752**



IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MARCH 5, 2020:

The Proxy Statement, the Hologic Annual Report on Form 10-K for the fiscal year ended September 28, 2019 and the Proxy Card are available at **www.proxyvote.com.**

To Our Stockholders:

The Annual Meeting of Stockholders of Hologic, Inc., a Delaware corporation ("Hologic" or the "Company"), will be held on March 5, 2020 at 8:00 a.m., Eastern Time, at the offices of the Company, 250 Campus Drive, Marlborough, Massachusetts 01752 for the following purposes:

1. To consider and act upon the election of the eight (8) nominees identified in the accompanying proxy statement to serve as directors for the ensuing year **(Proposal No. 1)**;

2. To conduct an advisory vote to approve our executive compensation **(Proposal No. 2)**;

3. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2020 **(Proposal No. 3)**; and

4. To transact such other business as may properly come before the meeting or any adjournment thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice.

Our Board of Directors has fixed the close of business on January 8, 2020 as the record date. Only stockholders of record at the close of business on the record date are entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof. All stockholders are cordially invited to attend the meeting. Stockholders who plan to attend the meeting must present valid photo identification. Stockholders of record will be verified against an official list available at the registration area. If your shares are held in the name of a bank, broker or other holder of record (an intermediary), please also bring to the Annual Meeting your bank or brokerage statement evidencing your beneficial ownership of Hologic stock to gain admission to the meeting; if you wish to vote these shares in person at the meeting, you must obtain a legal proxy from the holder of record of your shares and present it at the meeting. We reserve the right to deny admittance to anyone who cannot show valid identification or sufficient proof of share ownership as of the record date.

We are pleased to continue utilizing the Securities and Exchange Commission ("SEC") rules that allow issuers to furnish proxy materials to their stockholders on the internet. We believe these rules allow us to provide you with the information you need while lowering the costs of delivery and reducing the environmental impact of the Annual Meeting. On or about January 22, 2020, we will mail to our stockholders of record as of January 8, 2020 (other than those who previously requested electronic or paper delivery on an ongoing basis) a Notice of Meeting and Important Notice Regarding the Availability of Proxy Materials containing instructions on how to access our proxy statement and our Annual Report on Form 10-K.

Our Board of Directors appreciates and encourages stockholder participation in the Company's affairs. Whether or not you plan to attend the meeting, it is important that your shares be represented.

January 22, 2020
By order of the Board of Directors,

Patricia K. Dolan

Patricia K. Dolan
Vice President and Corporate Secretary

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement and the Company's most recent Annual Report on Form 10-K before casting your vote. References to "Hologic," the "Company," "we," "us" or "our" refer to Hologic, Inc. and its subsidiaries.

2020 Annual Meeting of Stockholders

 **Time and Date:**
8:00 a.m. Eastern Time
Thursday, March 5, 2020

 **Record Date:**
January 8, 2020

 **Place:**
Hologic, Inc.
250 Campus Drive
Marlborough, Massachusetts

Meeting Agenda and Voting Recommendations

Proposal	Board Recommendation	Page
Election of Eight Directors	**FOR**	16
Say-on-Pay: Advisory Vote to Approve Executive Compensation	**FOR**	37
Ratification of the Appointment of Ernst & Young LLP for fiscal 2020	**FOR**	75

Attendance:

All stockholders who were stockholders of record and beneficial owners as of January 8, 2020 may attend the meeting. Stockholders who plan to attend the meeting must present a valid government-issued picture identification such as a driver's license or passport. Stockholders of record will be verified against an official list available at the registration area. If your shares are held in the name of a bank, broker or other holder of record (an intermediary), please also bring your bank or brokerage statement evidencing your beneficial ownership of Hologic stock to gain admission. As the beneficial owner, you have the right to direct your intermediary on how to vote and are also invited to attend the meeting; however, since you are not the stockholder of record, you may not vote these shares in person at the meeting, unless you obtain a legal proxy from the holder of record of your shares and present it at the meeting. We reserve the right to deny admittance to anyone who cannot show valid identification or sufficient proof of share ownership as of the record date.

Your Vote is Important

 **Vote By Internet**
Go to **www.proxyvote.com** and enter the 12-digit control number provided on your proxy card or voting instruction form.

 **Vote By Telephone**
Call 800-690-6903 or the number on your proxy card or voting instruction form. You will need the 12-digit control number provided on your proxy card or voting instruction form.

 **Vote By Mail**
Complete, sign and date the proxy card or voting instruction form and mail it in the accompanying pre-addressed envelope.

 **Vote In Person**
See the instructions above regarding attendance at the Annual Meeting.

Voting:

Stockholders as of January 8, 2020, the record date, are entitled to vote. Each share of common stock is entitled to one vote for each of the proposals presented at the meeting.

 Electronic Stockholder Document Delivery

Hologic is committed to continuing progress on its sustainability initiatives. Stockholders can help us reduce costs and the impact on the environment by electing to receive and access future copies of our proxy statements, annual reports and other stockholder materials electronically. We encourage stockholders to elect to receive an email that will provide electronic links to our proxy materials as well as to the proxy voting site. For further information on how to sign up for electronic delivery, please see page 84 of this proxy statement.

Performance Highlights

Hologic, Inc. is an innovative medical technology company primarily focused on improving women's health through early detection and treatment. The Company operates in three main areas: Breast and Skeletal Health, Diagnostics and GYN Surgical. Our market-leading products include our innovative Genius 3D MAMMOGRAPHY technology, our ThinPrep Pap test, our Aptima infectious disease assays, our Panther and Panther Fusion fully automated molecular diagnostics instruments, our NovaSure device for endometrial ablation, and our MyoSure system for intrauterine tissue removal.

Over the past six years, under the guidance of a focused and motivated senior management team, almost all of whom joined the Company in fiscal 2014 or later, we have built a sustainable growth company. On average, revenue has increased by 6.0% annually over that time period, and our solid financial results in fiscal 2019 continued this trend. All three divisions contributed to total revenue growth of 4.6%, or 5.7% in constant currency, an acceleration compared to the prior year. Operational highlights from the year include:

- Breast Health emerged as a more diversified, sustainable growth business across the continuum of breast health care. For example, we completed the acquisition of Focal Therapeutics to boost our expansion into the adjacent growth market of breast-conserving surgery. We also announced the acquisition of French ultrasound innovator SuperSonic Imagine.
- Our Molecular Diagnostics business continued to perform well as we placed more fully automated Panther and Panther Fusion systems and increased the number of assays that customers can run on the platform.
- In our GYN Surgical division, growth rates improved sequentially in each quarter of the year, as we improved commercial execution and launched new products.
- Our international franchises showed strong, consistent growth, reflecting the investments we have made in new leadership, capabilities and infrastructure.
- Research and development pipelines matured across our businesses, and sales of new products increased significantly.
- Also, we began the process (completed in early fiscal 2020) to divest our under-performing Medical Aesthetics business to unlock shareholder value and enable the Company to focus on what it does best – helping women and their families live healthier lives through the early detection of disease.

Financial highlights from fiscal 2019 are shown below:

Worldwide Revenue	**U.S. Revenue**	**International Revenue**	**Capital Deployment**	**Stock Price**
▲ 4.6%	▲ 4.9%	▲ 3.9%	▲	▲ 21.1%
Full-year revenue increased 4.6%, or 5.7% in constant currency, with all major divisions contributing.	US revenue increased 4.9% based on strong commercial execution and new products, a significant acceleration compared to the prior year.	Revenue from outside the U.S. increased 3.9%, or 8.2% in constant currency.	We used our cash flows to acquire several businesses, as well as $200 million of our own stock.	The price per share of our common stock increased 21.1% from the last day of fiscal 2018 to the last day of fiscal 2019.

Looking ahead, we are focused on driving sustainable, long-term growth, and believe we have significant opportunities ahead of us.

✔ We remain under-penetrated internationally, as only 25% of our sales were generated outside of the United States in fiscal 2019.	✔ We have many opportunities to leverage our commercial strengths – such as our large Genius 3D and Panther installed bases – for future growth.	✔ We continue our commitment to fuel growth by enhancing the research and development pipelines in each area of our business.	✔ We intend to use our strong cash flows to accelerate growth by executing strategic, tuck-in acquisitions as well as share repurchases.	✔ Multiple opportunities to increase operational efficiency and repurchase shares should enable us to continue to grow earnings per share faster than sales.

Corporate Governance Highlights

Director Nominees

	Nominee and Principal Occupation	Age	Director Since	Current Committee Membership
	Stephen P. MacMillan • *Non-Independent* *Chairman, President and Chief Executive Officer, Hologic, Inc.*	56	2013	• N/A
	Sally W. Crawford • *Independent* *Former Chief Operating Officer, Healthsource, Inc.*	66	2007	• Lead Independent Director • Compensation • Nominating and Corporate Governance (CHAIR)
	Charles J. Dockendorff • *Independent* *Former Chief Financial Officer and Executive Vice President, Covidien plc*	65	2017	• Audit and Finance (CHAIR)
	Scott T. Garrett • *Independent* *Senior Operating Partner, Water Street Healthcare Partners*	69	2013	• Compensation (CHAIR) • Nominating and Corporate Governance
	Ludwig N. Hantson • *Independent* *Chief Executive Officer, Alexion Pharmaceuticals, Inc.*	57	2018	• Compensation • Nominating and Corporate Governance
	Namal Nawana • *Independent* *Former Chief Executive Officer, Smith & Nephew plc*	49	2018	• Compensation • Nominating and Corporate Governance
	Christiana Stamoulis • *Independent* *Executive Vice President and Chief Financial Officer, Incyte Corporation*	49	2011	• Audit and Finance
	Amy M. Wendell • *Independent* *Former Senior Vice President, Strategy & BD&L, Covidien plc*	59	2016	• Audit and Finance

Our Board Profile

Given its smaller size, our Board is a highly engaged group, with each member contributing and having his or her voice heard while supporting and appropriately challenging management.

We believe that a board composed of directors with diverse backgrounds, experiences, perspectives and viewpoints improves the dialogue and decision-making in the boardroom and contributes to overall Board effectiveness. Our Board is exceptionally balanced by age, gender and geographic experience. We believe the mix of experience, diversity and fresh perspectives on the Board serves to strengthen management and the Company.





Director Age — 60s: 3, 50s: 3, 40s: 2



Director Tenure — 0-5 Yrs: 4, 6-10 Yrs: 3, >10 Yrs: 1



Gender Diversity — Men: 62%, Women: 38%

Board Refreshment

Our Board has an on-going commitment to Board refreshment and to having highly qualified, independent voices in the boardroom. The Board believes the fresh perspectives brought by new directors are critical to a forward-thinking and strategic Board when appropriately balanced with the deeper understanding of our business provided by longer-serving directors.

Through purposeful refreshment, four new independent directors have been elected to our Board since December 2016. Since March 2016, eight directors have rotated off of our Board, including two representatives from the Icahn Group, one director who resigned due to a conflict with another board, and five who were among our longest-tenured directors (including a director who reached retirement age).

Currently, 50% percent of our directors have been on our Board for five years or less.

- **2016**
  - Two long-tenured directors did not stand for re-election
  - Two representatives from the Icahn Group resigned from our Board
  - Stockholders elected Christopher J. Coughlin
  - The Board appointed Amy M. Wendell

- **2017**
  - Our then longest-tenured director did not stand for re-election
  - Mr. Coughlin resigned from our Board due to a conflict
  - Elaine S. Ullian decided to retire from our Board
  - The Board appointed Charles J. Dockendorff
  - The Board appointed Sally W. Crawford as our new Lead Independent Director

- **2018**
  - The Board appointed Namal Nawana
  - Our then longest-tenured director did not stand for re-election in compliance with the retirement age policy
  - The Board appointed Ludwig N. Hantson

- **2019**
  - Stockholders re-elected all eight nominees

Board Changes Since 2016

 Four new highly skilled independent directors have joined our Board

 Eight directors have left our Board

Skills of Directors Joining the Board Since 2016

 Strategic planning and business development

 Worldwide operations experience

 Leadership of global, innovative organizations

 Financial expertise

 Healthcare industry experience

Board Assessment

The Board recognizes that a robust and constructive evaluation process is an essential part of good corporate governance and Board effectiveness. The Board is committed to an annual evaluation process and recognizes this process promotes continuous improvement. Our Lead Independent Director also serves as Chair of the Nominating and Corporate Governance Committee. As such, she oversees the annual Board evaluation process and actively participates in the work related to overall Board effectiveness, including Board development, succession planning and refreshment. The annual self-assessment evaluates the performance of the Board and its committees, in accordance with a procedure established by the Nominating and Corporate Governance Committee. Results are compiled and are discussed by the Board and each committee, as applicable, and changes in practices or procedures are considered as necessary. In 2019, the full Board and each Board committee completed anonymous written evaluations, the results of which were shared with the Board and each respective committee. The evaluation results were reviewed in detail by the Chairman and the Lead Director, who led a discussion with the full Board highlighting both areas of strength and areas of opportunity.



Board Leadership Structure

The Board annually assesses the efficacy of having a Lead Independent Director and a combined Chairman/ CEO. As in past years, in 2019, the Board affirmed its June 2015 decision to combine the Chairman and CEO roles and to appoint a Lead Independent Director. Further, as detailed on pages 26 and 27, Hologic's Corporate Governance Guidelines establish clearly defined roles and responsibilities designed to ensure that the Lead Independent Director retains a strong and independent voice in leading the Board.

Committee Rotation

The Board assesses the structure and composition of its committees at least annually. In late 2017 and throughout 2018, the Board made considerable changes in its committee membership as a result of newly appointed Board members and also rotated all committee chairs. Because directors develop an understanding of the Company and an ability to work effectively as a group over time, which we believe provides significant value, a degree of continuity year over year is beneficial. As a result, committee memberships did not change in fiscal 2019.

Board Retirement Age Policy

The Board believes that a mix of longer-tenured directors and newer directors with fresh perspectives contributes to an effective Board. In order to promote thoughtful Board refreshment, the Board adopted a retirement age policy in 2015. Independent directors may not stand for re-election after reaching age 72. The Board may make exceptions to this policy if circumstances warrant. For example, the Board could waive the retirement age for an individual director with particular skills or qualifications that are valuable to the Board's effectiveness until a suitable replacement is found.

Fiscal 2019 Key Focus Areas



- **Business Strategy**

  Our Board works with management to guide a strategy that positions the Company for long-term success, focusing on pursuing innovation that supports long-term opportunity and sustainability but also considering near-term growth. This includes continually evaluating acquisitions as well as divestitures.

- **People**

  The Board and management share a fundamental belief that people matter. From employee **engagement** to **talent development** to **retention** to **succession planning** to the **Company culture** underlying it all, the Board is informed and involved.

- **Risk Oversight**

  Risk oversight, a key responsibility of the Board, is handled by the full Board as well as at the individual committee level, with the Board focusing on the evolving business and risk landscape.

- **Sustainability**

  The Board, understanding the importance of sustainability to investors, employees and other stakeholders, is engaged and supportive of the Company's issuance of its first Sustainability Report and, more importantly, the mission, strategy and actions that underlie the report.

Leadership Restructure and Succession Planning

When Mr. MacMillan restructured his leadership team at the end of fiscal 2017, eliminating the role of Chief Operating Officer and expanding his leadership team, he began driving even more urgency in commercial execution and also gained visibility to a broader range of business development opportunities more quickly. Following this leadership restructuring, growth rates for the Company's largest businesses accelerated and the Company completed several key tuck-in acquisitions in the Breast Health division.

The leadership restructuring, which gives Mr. MacMillan direct access to more leaders, has bolstered succession planning. Succession planning starts with Mr. MacMillan, his team and the Compensation and Nominating and Corporate Governance Committees but is continued with the full Board. The Board devotes significant time on its agenda to succession planning, reviewing and discussing the succession plans for the CEO and each of his direct reports. With the departure of the Company's former CFO in 2018, such succession planning became more evident. Karleen Oberton, our current CFO, was part of Mr. MacMillan's expanded leadership team when she was the Corporate Vice President, Finance and Accounting, Chief Accounting Officer and Corporate Controller. Her participation on this expanded team gave her additional exposure to Mr. MacMillan and other members of the leadership team. This helped Mr. MacMillan and the Board feel confident in the succession plan in place and enabled a smooth transition for Ms. Oberton as she assumed the role of CFO.

Diversity Drives Performance

As our passion is to be global champions for women's health, Hologic is committed to creating an inclusive and diverse work environment that promotes equal opportunity, dignity and respect, starting with our Board and our leadership team. As noted above, three of our directors, representing 38% of the Board, are women. Also, three of our directors were born outside of the United States, and two were predominantly educated outside of the United States, which promotes global diversity for our Board. Hologic seeks to identify and develop high-potential women and other diverse individuals within the Company, and we are seeing our next generation of leaders emerge. In addition to women moving into several key corporate roles (Chief Financial Officer, Chief Information Officer, Chief HR Officer, Treasurer, Vice President of Tax, Corporate Secretary and Chief of Staff), half of our domestic commercial leaders are women. Also, given that our commercial teams are an important pipeline for senior management, we are pleased that a significant number of our commercial team members below the level of vice president are women and/or people of color.

We don't, however, set diversity targets or quotas. Rather, we strive to hire the most talented person for the job and believe that, over time, this will lead to an increasingly diverse workforce. As a part of finding the most qualified people, we are committed to ensuring that diverse slates of candidates are identified and considered. We believe our focus on talent identification, development, engagement and succession planning has been particularly successful in developing a deep talent pipeline.

Governance

Hologic is committed to good corporate governance, which we believe will help us to sustain our success and build long-term stockholder value. We have in place Corporate Governance Guidelines that provide a framework for the effective governance of the Company. We also have written charters for the Board of Directors' standing committees, as well as a Code of Conduct applicable to all directors, officers and employees. Information about Hologic's corporate governance practices and copies of the Corporate Governance Guidelines, committee charters and Code of Conduct are available at **investors.hologic.com**.

We Believe in Good Corporate Governance

✅ 2019 Enhancements – Proxy Access

In June of 2019, our Board proactively amended its Bylaws to allow proxy access. The proxy access Bylaw permits a stockholder, or a group of up to 20 stockholders, owning three percent (3%) or more of the Company's outstanding common stock continuously for three years, to nominate as directors and include in our proxy materials the greater of two individuals or twenty percent (20%) of the Board. This construct was supported by our largest stockholders when we discussed potential adoption during our annual outreach meetings.

✅ Board Practices

- Annual election of directors
- Seven of our eight director nominees are independent
- All committees consist solely of independent directors
- Regular executive sessions of independent directors
- Lead Independent Director
- 38% of our board nominees are women, including our Lead Independent Director and Chair of our Nominating and Corporate Governance Committee

✅ Stockholder Matters

- Active stockholder engagement
- Stockholders permitted to act by written consent
- Stockholder right to request a special meeting
- Annual say-on-pay advisory vote
- No shareholder rights plan (poison pill)
- Majority vote standard in uncontested elections of directors

✅ Other Best Practices

- No hedging or pledging of our securities by executive officers or directors permitted
- Robust executive and director stock ownership guidelines
- Majority of shares may remove directors with or without cause

✅ Sustainability

We are committed to improving the health of our communities, customers, patients and employees, and to ensuring that the decisions we make today have a positive effect on future generations. We understand that creating value for our stockholders is one of our fundamental obligations as a public company, but we know that how we create that value is important. In October 2016, we made our first sustainability disclosure, posting information on our website in four initial areas of focus: Energy and Greenhouse Gas Efficiency, Recycling/Reuse, Supply Chain and Workplace Health and Safety. In January 2020, we published our first Sustainability Report, available on our website **www.hologic.com**.

Beyond numbers and statistics, we look for deeper meaning in our work. As employees, we focus on our Purpose as a company: to enable healthier lives, everywhere, every day. Within this Purpose, we place a special emphasis on the healthcare needs of women – it is our Passion to become global champions for women's health. We are inspired by the deep belief that our success as a company will fundamentally improve the health of millions of women and families globally. By focusing on our unique Purpose, Passion and Promise, we strive to generate long-term, profitable growth that benefits not just our stockholders, but also our customers and patients around the globe.

Executive Compensation Highlights

The Compensation Committee has responsibility for oversight of the Company's executive compensation framework, and within that framework, works with management to align pay with performance.

2019 Executive Compensation Framework

		Component	% of Total Target[(1)]	Rationale	Key Characteristics
FIXED	SHORT-TERM	**Base Salary**	15%	• Attract and retain talent with a competitive level of pay that reflects executive's experience, role and responsibilities	• Cash Award

VARIABLE	SHORT-TERM	**Short-Term Incentive Plan ("STIP") Award**	15%	• Incentivize and reward for corporate and individual performance
				• Drive achievement of specific goals
					• Cash Award based primarily on two metrics:
					  • Adjusted Revenue
					  • Adjusted EPS

VARIABLE	LONG-TERM	**Restricted Stock Units**	16.5%	• Encourage long-term focus • Align interests of executives with stockholders • Attract and retain talent	• Equity Award • Annual vesting over three years
VARIABLE	LONG-TERM	**Stock Options**	16.5%	• Encourage long-term focus • Align interests of executives with stockholders • Attract and retain talent	• Equity Award • Annual vesting over four years

VARIABLE	LONG-TERM	**Performance Stock Units**	33%	• Encourage long-term focus
				• Incentivize and reward for performance
				• Align interests of executives with stockholders
				• Attract and retain talent
				• Drive achievement of specific goals
					• Equity Award
					• Cliff vest after three years, based on performance
					  • ROIC
					  • Relative TSR
					  • Free Cash Flow (FY2020)

VARIABLE	LONG-TERM	**Deferred Compensation Program ("DCP") Contributions**	4%	• Incentivize and reward for performance • Attract and retain talent	• Cash Award • Annual vesting over three years

[(1)] *Based on the average of the target direct annual compensation elements for all of the named executives in 2019, excluding Mr. MacMillan's matching grant.*

2019 Annual Target CEO Pay
($ in millions)



| **$1.06** Base Salary | **$1.59** Target STIP Award | **$4.05** PSUs | **$2.03** Stock Options | **$3.03** RSUs | **$0.25** DCP |

91.2% Performance-based

2019 Annual Target Average NEO Pay
($ in millions)



| **$0.48** Base Salary | **$0.36** Target STIP Award | **$0.64** PSUs | **$0.32** Stock Options | **$0.32** RSUs | **$0.13** DCP |

78.6% Performance-based

The charts above, which reflect target total direct compensation, exclude the value of other benefits and perquisites and, for Mr. MacMillan, exclude his matching equity grant, as this was not considered when setting his annual compensation.

CEO Pay for Performance Alignment

Long-Term Focus

Financial results for one year are a snapshot of short-term performance. Our focus is on the long term. Since Mr. MacMillan joined the company in 2013, the Company has invested significantly in its people, infrastructure and products. The power of focused, motivated people is evident, and has driven growth in revenue and profits over the past six years.

Under the stewardship of our management team, with significant contributions by our commercial teams, we have accomplished the following:

2013

- $4.0 billion net debt
- Declining organic sales and earnings
- No meaningful product pipeline

2019

Net Debt Decreased to $2.5 Billion

- Disciplined approach to strengthening the balance sheet
- Eliminated all convertible debt from our balance sheet in 2018

Growth in Sales

- Significant contributions by our commercial teams and international businesses drive sustainable growth, with our largest businesses gaining momentum

Acquisitions and Multiple New Product Launches

- Significantly improved the product pipeline from 2013 to 2019, resulting in numerous new product launches
- Executed on several smaller tuck-in acquisitions

As a result
SHARE PRICE HAS INCREASED BY 122% SINCE 2013

Executive Compensation Best Practices

 **What We Do**

- Double-trigger for accelerated equity vesting upon a change of control
- Golden parachute policy
- Compensation recoupment (clawback) policy
- Heavy emphasis on performance-based compensation
- Meaningful stock ownership guidelines for our CEO, non-employee directors and executive officers
- Independent compensation consultant
- Compensation Committee composed of independent, non-employee directors only
- Annual risk assessments

 **What We Don't Do**

- No tax gross-ups on severance or change of control payments
- No hedging/pledging of Hologic stock
- No option repricing without stockholder approval
- No excessive perquisites for executives
- No excessive risk-taking in our compensation programs

Stockholder Engagement

Targeted Outreach (Winter 2018 and Spring 2019)

During 2018 and 2019, we continued discussions with our largest stockholders regarding the December 2017 (fiscal 2018) special performance-based retention equity grant to Mr. MacMillan, reaching out to stockholders representing more than 50% of our outstanding shares. We also had numerous conversations on the subject with stockholders and investment analysts as part of our normal investor relations activities.

After we filed our proxy statement in January 2019, and, following negative say-on-pay vote recommendations from proxy advisory firms, we filed additional soliciting materials to respond to the advisory firms' concerns. We then reached out again to a number of our largest investors to discuss the additional soliciting materials and answer any questions they might have. While during the course of our discussions, investors were interested in understanding the Board's decision to award the grant, feedback from stockholders and investment analysts was overwhelmingly positive.

Annual Outreach (Fall 2019)



	Meetings	**Matters Discussed**
66% During the "offseason", we reached out to ten stockholders representing over 66% of our shares	We ultimately met with eight of our largest investors as part of this outreach	We discussed business highlights as well as compensation and governance matters, including compensation design and performance metrics, CEO pay, sustainability and other governance matters. Details of stockholder feedback are incorporated throughout this proxy statement.

Annual Outreach Feedback

What We Heard

Compensation

- We discussed general compensation structure, with a focus on performance metrics. Investors were supportive of the continued use of relative TSR and ROIC as performance measures in our long-term incentive plan and also supported our relative TSR construct – which has no absolute component and which sets target at median – agreeing that this structure is market practice.

- Investors also expressed support for adding free cash flow as a performance measure in our long-term incentive plan, understanding the relevance to Hologic, which we discussed.

- Several investors noted the emerging investor sentiment towards simplification of compensation programs.

What We Did

We shared the feedback with our Compensation Committee, which takes investor feedback into account when reviewing the design of our compensation programs.

The Committee determined to continue using the performance measures of relative TSR and ROIC for fiscal 2020 PSU grants and also determined to add the measure of free cash flow.

The Committee reviewed the relative TSR construct and, considering market practice and with a view to maintaining the relative nature of the measure, determined to continue to use the existing structure, which was supported by investors.

What We Heard	**What We Did**
Compensation	Following the announcement of Mr. MacMillan's special retention equity grant in the fall of 2017, we reached out to our largest shareholders to discuss. We continued this dialogue after we filed our 2019 proxy statement and again during our fall 2019 outreach.
• We also discussed our challenging say-on-pay results from the 2019 Annual Meeting, which seem to be driven by the fiscal 2018 special CEO retention equity grant.	
• Investors expressed support for our overall compensation program design and also understood the unique nature of the situation leading to the special retention equity grant. Investors did comment on the size of the grant, which one or two did not support.	We also shared what we heard from stockholders with our Compensation Committee and with our Nominating and Corporate Governance Committee.
• Overall, investors seemed ready to move on from the grant.	Please see the "Compensation Discussion and Analysis" beginning on page 39 for more detailed information.
Sustainability	The Nominating and Corporate Governance Committee has considered sustainability disclosure, as has the full Board. We have also established a high-level management steering committee to drive our sustainability efforts.
• We have been discussing sustainability with several of our investors over the past few years. All of these investors appreciate our corporate purpose focus, which was highlighted in Mr. MacMillan's letter to stockholders in our 2019 proxy statement (a letter which was also mailed to every employee).	
• We have recently been encouraged to enhance our sustainability-related disclosures, with additional focus on human capital management, product governance and safety.	Based on input from the Board, investors and employees, in January 2020, Hologic issued its first sustainability report, available on our website at **www.hologic.com**. This is a foundation upon which we plan to continue to build.
• One investor commented that they believe we have good practices and noted that they look forward to disclosure supporting their views.	
Culture, Succession Planning, Proxy Access	The Board has kept its size relatively small, which has bolstered the engaged nature of the Board. All directors contribute at every meeting, with no single director dominating discussion.
• Several investors asked about Board culture.	
• Several investors also asked about succession planning.	The full Board as well as the Compensation Committee and Nominating and Corporate Governance Committee focus on succession planning, considering both long-term and short-term potential needs. See page 25 for more details.
• One investor commented favorably on the Company's voluntary adoption of proxy access and asked about discussions leading to adoption.	
	The Nominating and Corporate Governance Committee has been considering proxy access adoption over the past several years. In June 2019, based on investor feedback, consideration of market practice and an assessment of the appropriateness for Hologic, the Committee recommended that the Board adopt proxy access, which it did.

Note About Forward-Looking Statements

This proxy contains forward-looking information that involves risks and uncertainties, including statements about the Company's plans, objectives, expectations and intentions. Such statements include, without limitation: financial or other information included herein based upon or otherwise incorporating judgments or estimates relating to future performance, events or expectations; the Company's strategies, positioning, resources, capabilities, and expectations for future performance; and the Company's business and financial outlook. These forward-looking statements are based upon current expectations and assumptions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those anticipated.

These risks and uncertainties include, without limitation: the ability of the Company to successfully manage leadership and organizational changes, including the ability of the Company to attract, motivate and retain key employees; U.S., European and general worldwide economic conditions, trade relations and related uncertainties; the Company's reliance on third-party reimbursement policies to support the sales and market acceptance of its products; changes to applicable laws and regulations, including tax laws, global health care reform, and import/export trade laws; changes in guidelines, recommendations and studies published by various organizations that could affect the use of the Company's products; uncertainties inherent in the development of new products and the enhancement of existing products, including FDA approval and/or clearance and other regulatory risks, technical risks, cost overruns and delays; the risk that products may contain undetected errors or defects or otherwise not perform as anticipated; risks associated with strategic alliances and the ability of the Company to realize anticipated benefits of those alliances; risks associated with acquisitions, including, without limitation, the Company's ability to successfully integrate acquired businesses, the risks that the acquired businesses may not operate as effectively and efficiently as expected even if otherwise successfully integrated, and the risks that acquisitions may involve unexpected costs or unexpected liabilities; the risks of conducting business internationally; the risk of adverse exchange rate fluctuations on the Company's international activities and businesses; manufacturing risks, including the Company's reliance on a single or limited source of supply for key components, the need to comply with especially high standards for the manufacture of many of its products and risks associated with utilizing third party manufacturers; the Company's ability to predict accurately the demand for its products, and products under development, and to develop strategies to address its markets successfully; the early stage of market development for certain of the Company's products; the Company's leverage risks, including the Company's obligation to meet payment obligations and financial covenants associated with its debt; cybersecurity risks; risks related to the use and protection of intellectual property; expenses, uncertainties and potential liabilities relating to litigation, including, without limitation, commercial, intellectual property, employment and product liability litigation; technical innovations that could render products marketed or under development by the Company obsolete; and competition.

The risks included above are not exhaustive. Other factors that could adversely affect the Company's business and prospects are described in the filings made by the Company with the SEC. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements presented herein to reflect any change in expectations or any change in events, conditions or circumstances on which any such statements are based.

PROPOSAL NO. 1 - ELECTION OF DIRECTORS

Eight directors are to be elected at the Annual Meeting. Our Board of Directors, upon the recommendation of the Nominating and Corporate Governance Committee, has nominated the individuals listed below for election as directors. All of the director nominees were previously elected by our stockholders.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the Board's nominees named below. In the event that any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for the nominee, if any, who shall be designated by the present Board to fill the vacancy. Each nominee has consented to serve as a director if elected. The proposed nominees are being nominated in accordance with the provisions of our Bylaws. The term of office of each person elected as a director will continue until the next Annual Meeting of Stockholders or until a successor has been elected and qualified.

Vote Required

Under our Bylaws, a nominee will be elected to the Board of Directors if the votes cast "for" the nominee's election exceed the votes cast "against" the nominee's election. Abstentions and broker non-votes will not have any effect on this proposal.

Recommendation of the Board

 Our Board unanimously recommends that you vote **"FOR"** the nominees listed below. Management proxy holders will vote all duly submitted proxies FOR the nominees listed below unless instructed otherwise.

Our Board of Directors

Composition, Assessment and Qualifications

Understanding the importance of its responsibility to provide effective oversight, our Board strives to maintain an appropriate balance of tenure, diversity, skills and experience on the Board. In evaluating potential candidates for director, the Nominating and Corporate Governance Committee considers the entirety of each candidate's credentials, including: character and integrity, business acumen, experience, commitment and diligence. The Nominating and Corporate Governance Committee considers diversity as one of a number of factors in identifying nominees for director. It does not, however, have a formal policy in this regard. The Nominating and Corporate Governance Committee views diversity broadly to include diversity of experience, skills and viewpoint, as well as diversity of gender, race and ethnicity. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. The Nominating and Corporate Governance Committee believes that the backgrounds and qualifications of the directors considered as a whole should provide a significant breadth of experience, knowledge and abilities to assist the Board in fulfilling its responsibilities. Generally, directors should be individuals who have succeeded in their particular fields and who demonstrate integrity, reliability and extensive knowledge of corporate affairs. The Nominating and Corporate Governance Committee also considers other relevant factors as it deems appropriate, including the current composition of the Board.

The Board has employed a variety of assessment formats, depending on the perceived needs of the Board at the time. Formats over the past few years have included individual Board member peer reviews managed by the general counsel, a facilitated discussion with the full Board, and individual Board and committee written evaluations followed by a discussion at each committee level and with the full Board. As a part of these evaluations, the Nominating and Corporate Governance Committee as well as the Board examine characteristics which they believe will augment the current skill set of the Board. In 2016, the Board identified as key skill sets: experience as a senior executive in a large, complex, global company; extensive operational and transactional experience; deep understanding of the Company's markets and/or customers; and a product background. In 2017, the Board determined that adding another director with extensive global experience would benefit the Board.

In 2016 and 2017, respectively, Ms. Wendell and Mr. Dockendorff joined the Board, both of whom had been senior executives in a large, complex, global medical device company, had operational and transactional experience and an understanding of the Company's markets and customers. Ms. Wendell brings particular expertise in business development and strategy, which is key at a time when the Company is increasing its business development activity. Mr. Dockendorff brings extensive financial expertise for complex global healthcare organizations. In 2018, Mr. Nawana and Dr. Hantson joined the Board, each bringing strong global perspectives, industry knowledge and executive leadership experience – key attributes as we seek to expand internationally and continue to focus on commercial and operational execution.

Role of the Nominating and Corporate Governance Committee

As provided in its charter, the Nominating and Corporate Governance Committee is responsible for identifying individuals qualified to become directors. As the Nominating and Corporate Governance Committee seeks to identify and evaluate director candidates, it may rely on input provided by a number of sources, including the Nominating and Corporate Governance Committee members, our other directors or officers, our stockholders, and third parties such as professional search and screening firms. A copy of the Nominating and Corporate Governance Committee's current charter is publicly available on our website at **investors.hologic.com**.

Stockholder Recommendations

The Nominating and Corporate Governance Committee will consider stockholder recommendations for Board nominees using the criteria described in the preceding paragraphs. The name of any recommended candidate for director, together with a brief biographical sketch, a document indicating the candidate's willingness to serve, if elected, and evidence of the nominating stockholder's ownership of the Company's stock should be sent to the attention of our Corporate Secretary, Hologic, Inc., 250 Campus Drive, Marlborough, Massachusetts 01752. If you wish to formally nominate a candidate, you must follow the procedures described in our Bylaws.

Alignment of Director Skills and Strategy

Hologic is an innovative medical technology company primarily focused on improving women's health and well-being through early detection and treatment. We are focused on generating long-term, sustainable growth through commercial and operational execution, targeted acquisitions and international expansion, among other things.

Our Nominating and Corporate Governance Committee has determined that each of our director nominees possesses the appropriate qualifications, skills and experience to effectively oversee our long-term business strategy.



Business Development/M&A

Executive Leadership

Global Experience

Healthcare Industry Experience

Operational

Financial Expertise

2020 Director Nominees

Set forth below is certain biographical information regarding the nominees as of January 1, 2020, as well as the experiences, qualifications, attributes or skills that caused the Nominating and Corporate Governance Committee and the Board to determine that the person should serve as a director.

Stephen P. MacMillan



Age
56

Director Since
2013

Key Experience and Qualifications

As our Chairman, President and Chief Executive Officer, Mr. MacMillan has direct responsibility for the Company's strategy and operations. During his tenure at Hologic, Mr. MacMillan has led the Company through a period of dramatic transformation and revitalization, continued market share gains and sustained revenue growth. His role as Chairman and CEO creates a critical link between management and the Board of Directors, enabling the Board to perform its oversight function with the benefits of management's perspectives on the business.

Mr. MacMillan was appointed as President, Chief Executive Officer and a director in December 2013 and was elected Chairman of the Board in June 2015. From October 2012 to December 2013, Mr. MacMillan was the Chief Executive Officer of sBioMed, LLC, a biomedical research company. From 2003 to 2012, he served in various roles at Stryker Corporation, including Chief Operating Officer from 2003 to 2005, Chief Executive Officer from 2005 to 2012 and Chairman from 2010 to 2012. Prior to 2003, Mr. MacMillan was a senior executive with Pharmacia Corporation, where he oversaw five global businesses. Prior to joining Pharmacia, Mr. MacMillan spent 11 years with Johnson & Johnson in a variety of senior roles in both the U.S. and Europe, including as President of its consumer pharmaceuticals joint venture with Merck. Mr. MacMillan began his career with Procter & Gamble in 1985. Mr. MacMillan currently serves on the Board of Trustees of Davidson College.

Mr. MacMillan holds a Bachelor of Arts degree in economics from Davidson College, and is a graduate of Harvard Business School's Advanced Management Program.

Other Current Public Company Boards

* Boston Scientific Corporation

Former Public Company Boards

* Alere, Inc.
* Stryker Corporation
* Texas Instruments Incorporated

Sally W. Crawford



Age
66

Director Since
2007

Lead Independent Director Since
2017

Committees
• Compensation
• Nominating and Corporate Governance (Chair)

Key Experience and Qualifications

Ms. Crawford's service in various senior executive positions in the managed care sector and her continuing healthcare consulting practice contribute to her significant management and leadership experience and expertise in operational, regulatory and related disciplines applicable to our business and operations.

Ms. Crawford became one of our directors effective upon our merger with Cytyc Corporation in October 2007, having previously served as a director of Cytyc since January 1998. From April 1985 until January 1997, Ms. Crawford served as Chief Operating Officer of Healthsource, Inc., a publicly held managed care organization headquartered in New Hampshire. During her tenure at Healthsource, Inc., Ms. Crawford held a variety of positions and responsibilities, including leading that company's Northern Region operations and marketing efforts. Since January 1997, Ms. Crawford has been a healthcare consultant in New Hampshire.

Ms. Crawford earned a bachelor's degree from Smith College and a master's degree in communications from Boston University.

Other Current Public Company Boards
• Insulet Corporation

Former Public Company Boards
• Exact Sciences Corporation
• Universal American Corporation
• Zalicus Inc. (now EPIRUS Biopharmaceuticals, Inc.)

Charles J. Dockendorff



Age
65

Director Since
2017

Committees
• Audit and Finance (Chair)

Key Experience and Qualifications

Mr. Dockendorff has extensive experience with financial accounting matters for complex global healthcare organizations as well as substantial experience overseeing the financial reporting processes of large public companies. He has a strong track record of value creation and brings a depth of experience in operations and strategy to our Board.

Mr. Dockendorff was appointed to our Board in May 2017. He was formerly Executive Vice President and Chief Financial Officer of Covidien plc, a global medical device and supplies company. He was CFO at Covidien and its predecessor, Tyco Healthcare, from 1995 to 2015. Mr. Dockendorff joined the Kendall Healthcare Products Company, the foundation of the Tyco Healthcare business, in 1989 as Controller and was named Vice President and Controller in 1994. He was appointed Chief Financial Officer of Tyco Healthcare in 1995. Prior to joining Kendall/Tyco Healthcare, Mr. Dockendorff was the Chief Financial Officer, Vice President of Finance and Treasurer of Epsco Inc. and Infrared Industries, Inc. In addition, Mr. Dockendorff worked as an accountant for Arthur Young & Company (now Ernst & Young) and the General Motors Corporation.

Mr. Dockendorff holds a bachelor's degree in accounting from the University of Massachusetts at Amherst and a Master of Science in finance from Bentley College.

Other Current Public Company Boards
• Boston Scientific Corporation
• Haemonetics Corporation
• Keysight Technologies, Inc.

Scott T. Garrett



Age
69

Director Since
2013

Committees
- Compensation (Chair)
- Nominating and Corporate Governance

Key Experience and Qualifications

Mr. Garrett's experience as a Chief Executive Officer and in other senior leadership positions with biomedical and diagnostics companies enables him to bring to the Board an operational perspective as well as valuable insights and experience, particularly in the diagnostics space.

Mr. Garrett joined our Board in May 2013. Mr. Garrett is currently a Senior Operating Partner at Water Street Healthcare Partners. He joined Water Street in 2011 after approximately 35 years in the global healthcare industry. Prior to joining Water Street, Mr. Garrett served as Chairman, President and Chief Executive Officer of Beckman Coulter, a leading biomedical company, from 2008 to 2011. Mr. Garrett joined Beckman Coulter in 2002 as President, Clinical Diagnostics Division and was promoted in 2003 to President and Chief Operating Officer. In January 2005, he became Chief Executive Officer, adding the position of Chairman in 2008. Prior to that, Mr. Garrett served as Vice Chairman and Interim Chief Executive Officer of Kendro Laboratory Products from 1999 to 2001. From 1994 to 1998, he served as Chairman, President and Chief Executive Officer of Dade Behring, a leading diagnostics company. He began his career at American Hospital Supply Corporation and continued there after that company was acquired by Baxter International, ultimately serving as Chief Executive of Baxter's global laboratory business, Baxter Diagnostics.

Mr. Garrett received a Bachelor of Science in mechanical engineering from Valparaiso University and a Master of Business Administration from Lake Forest Graduate School of Management.

Other Current Public Company Boards
- Immucor, Inc.
- Mr. Garrett also serves on the boards of companies in which Water Street has an ownership interest, including MarketLab Inc., Orgentec Diagnostics and Pathnostics.

Ludwig N. Hantson



Age
57

Director Since
2018

Committees
- Compensation
- Nominating and Corporate Governance

Key Experience and Qualifications

With over 30 years of experience in the biopharmaceutical industry as well as extensive experience as an executive leading global, innovative organizations, Dr. Hantson brings a global perspective and an understanding of operational matters to our Board.

Dr. Hantson was appointed to our Board in November 2018. Since March 2017, Dr. Hantson has been the Chief Executive Officer of Alexion Pharmaceuticals, Inc. Prior to joining Alexion, he was President and Chief Executive Officer of Baxalta Incorporated. In July 2015, Dr. Hantson led Baxalta's successful spin-off as a public company from Baxter International Inc., where he was President of Baxter BioScience. He joined Baxter in May 2010 and established the BioScience division as an innovative specialty and rare disease company. Prior to Baxter, from 2001 to 2010, Dr. Hantson held several leadership roles at Novartis AG, including CEO of Pharma North America, CEO of Europe, and President of Pharma Canada. Prior to Novartis, he spent 13 years with Johnson & Johnson in roles of increasing responsibility in marketing and R&D.

Dr. Hantson received his Ph.D. in motor rehabilitation and physical therapy, master's degree in physical education, and a certification in high secondary education, all from the University of Louvain in Belgium.

Other Current Public Company Boards
- Alexion Pharmaceuticals, Inc.

Former Public Company Boards
- Baxalta Incorporated

Namal Nawana



Age
49

Director Since
2018

Committees
- Compensation
- Nominating and Corporate Governance

Key Experience and Qualifications

Mr. Nawana brings to our Board a wealth of complex management and worldwide operational experience in the healthcare industry. He has a strong product background, understands our markets, and brings in-depth knowledge of the opportunities and challenges facing global companies.

Mr. Nawana joined our Board in January 2018. Mr. Nawana most recently served as the Chief Executive Officer and a member of the Board of Directors of Smith & Nephew plc, from May 2018 to November 2019. Prior to joining Smith & Nephew, he was Chief Executive Officer, President and a member of the Board of Directors of Alere, Inc. from October 2014 until October 2017, when Alere was acquired by Abbott Laboratories. Mr. Nawana joined Alere as Chief Operating Officer in December 2012 before being named Interim Chief Executive Officer in July 2014. Before joining Alere, Mr. Nawana spent 15 years at Johnson & Johnson in various leadership roles. Most recently, he served as the Worldwide President of DePuy Synthes Spine, a Johnson & Johnson company, from February 2011 to November 2012. Prior to that, Mr. Nawana served as Area Vice President for Johnson & Johnson Medical in Australia and New Zealand from January 2009 to February 2011, Chairman of the DePuy Asia Pacific Franchise Council, General Manager for DePuy Australia from 2007 to December 2008 and General Manager for DePuy Canada from 2004 to 2007.

Mr. Nawana holds an Honors degree in Mechanical Engineering and a Master of Medical Science from the University of Adelaide, South Australia, and an MBA from Henley Management College.

Former Public Company Boards
- Alere, Inc.
- Smith & Nephew plc

Christiana Stamoulis



Age
49

Director Since
2011

Committees
- Audit and Finance

Key Experience and Qualifications

Ms. Stamoulis' strength in strategy and corporate finance, coupled with her extensive experience in executing initiatives for growth in the medical products field and related industries, enable her to provide valuable insights to the Board. She also contributes a unique perspective on financial and capital markets operations.

Ms. Stamoulis has been a director since November 2011. In February 2019, Ms. Stamoulis assumed the role of Executive Vice President and Chief Financial Officer of Incyte Corporation. From January 2015 to the end of January 2019, Ms. Stamoulis served as Chief Financial Officer of Unum Therapeutics, adding the role of President in February 2018. Prior to Unum, from January 2014 to December 2014, she was an independent advisor to biopharmaceutical companies. Prior to that, from 2009 until December 2013, Ms. Stamoulis served as Senior Vice President of Corporate Strategy and Business Development at Vertex Pharmaceuticals Incorporated. Ms. Stamoulis joined Vertex in 2009 with approximately 15 years of experience in the investment banking and management consulting industries where she advised global pharmaceutical and biotechnology companies on strategic and corporate finance decisions. Prior to joining Vertex, from 2006 to 2009, she was a Managing Director in the Investment Banking division of Citigroup where she led the building of the firm's U.S. Life Sciences investment banking practice. Prior to her role at Citigroup, she was at Goldman, Sachs & Co. where she spent the majority of her investment banking career. Ms. Stamoulis started her career as a strategy consultant at The Boston Consulting Group.

Ms. Stamoulis holds a Bachelor of Science in economics and a Bachelor of Science in architecture from the Massachusetts Institute of Technology (MIT). Additionally, she holds a Master of Business Administration from the MIT Sloan School of Management where she focused on applied economics and finance.

Amy M. Wendell



Age
59

Director Since
2016

Committees
• Audit and Finance

Key Experience and Qualifications

Ms. Wendell brings to our Board deep expertise in all areas of mergers and acquisitions, portfolio management, resource allocation and identification of new market opportunities, with a focus on the medical devices industry. This expertise, together with her extensive knowledge of developed and emerging markets as well as of early-stage technologies, enables her to provide valuable insights on strategy and potential growth opportunities.

Ms. Wendell was appointed to our Board in December 2016. From January 2016 until April 2019, Ms. Wendell served as a Senior Advisor for Perella Weinberg Partner's Healthcare Investment Banking Practice. Her scope of responsibilities involved providing guidance and advice with respect to mergers and acquisitions and divestures for clients and assisting the firm in connection with firm-level transactions. From 2015 until September 2018, Ms. Wendell served as a Senior Advisor for McKinsey's Strategy and Corporate Finance Practice and also served as a member of McKinsey's Transactions Advisory Board to help define trends in mergers and acquisitions, as well as help shape McKinsey's knowledge agenda. From 1986 until January 2015, Ms. Wendell held various roles of increasing responsibility at Covidien plc (including its predecessors, Tyco Healthcare and Kendall Healthcare Products), including engineering, product management and business development. Most recently, from December 2006 until Covidien's acquisition by Medtronic plc in January 2015, she served as Senior Vice President of Strategy and Business Development, where she led the company's strategy and portfolio management initiatives and managed all business development, including acquisitions, equity investments, divestitures and licensing/distribution. She is Chairman of the Board of Por Cristo, a non-profit charitable medical service organization involved in health care work for at-risk women and children in Latin America.

Ms. Wendell holds a Bachelor of Science in mechanical engineering from Lawrence Technological University and a Master of Science degree in biomedical engineering from the University of Illinois.

Other Current Public Company Boards
• AxoGen, Inc.
• Baxter International Inc.

Former Public Company Boards
• Ekso Bionics

Our Board's Role and Responsibilities

Overview

The Board, on behalf of the Company and its stockholders, oversees the management of the Company. While the Company's senior officers, under the direction of the Chief Executive Officer, are responsible for the day-to-day operations of the Company, implementation of the strategic, financial and management policies of the Company, and preparation of financial statements and other reports that accurately reflect requisite information about the Company, the Board oversees these activities. Taking an active role in the Company's strategic direction, the Board continually educates itself on the Company's products, markets, customers, competition and culture. The Board assesses risk, evaluates management's performance, plans for successors and provides overall guidance and direction to the Company.

Governance of the Company

Hologic's governance responsibilities are built on a foundation of interactive dialogue with stockholders, written principles and continuous improvement, which we believe will help us sustain our success, build trust in the Company and continue to create long-term stockholder value. To that end, the Company has in place Corporate Governance Guidelines which are designed to assist the Company and the Board in implementing effective corporate governance practices. The Board has also adopted a Code of Conduct that applies to all of our employees, officers and directors and a Code of Ethics that applies specifically to senior financial officers (included as Appendix A to our Code of Conduct). These policies are publicly available on our website at **investors.hologic.com**. Hologic posts additional information on our website from time to time as the Board makes changes to our corporate governance practices.

Our Board believes that good governance requires not only an effective set of specific practices, but also a culture of responsibility and accountability throughout the organization. Governance at Hologic is intended to achieve both. Good governance ultimately depends on the quality of an organization's leadership, and our Board is committed to recruiting and retaining directors and officers with proven leadership ability and personal integrity.

The Board has implemented corporate governance practices that it believes are both in the best interests of Hologic and our stockholders as well as compliant with the rules and regulations of the SEC and the listing standards of NASDAQ. The Board reviews these practices on an ongoing basis.

Oversight Responsibilities

Strategy

One of the Board's key responsibilities is overseeing the Company's corporate strategy. The Board has deep expertise in strategy development and insight into the most important issues facing the Company. Using its knowledge, expertise and diverse composition, the Board regularly discusses the key priorities of our Company and its businesses, taking into consideration global economic, socioeconomic and regulatory trends, stakeholder interests and developments in healthcare.

- Annually, the Board conducts an extensive review of the Company's long-term strategic plans.
- Throughout the year and at most Board meetings, the Board receives information and updates from management and actively engages with senior leaders with respect to the Company's strategy, including the strategic plans for our businesses, research and development, and the competitive environment.
- The Company's independent Directors hold regularly scheduled executive sessions, without management present, to discuss strategy.
- The Board discusses and reviews feedback on strategy from our shareholders and other stakeholders.
- Corporate strategy discussions are enhanced with periodic engagements held outside the boardroom, such as visits to our business locations and research and development facilities. These visits provide the Directors with an opportunity to observe the execution and impact of the company's strategy and to engage with senior leaders and employees to deepen their understanding of our businesses, competitive environments and our corporate culture.

Risk

Our Board is responsible for risk oversight. A fundamental part of risk oversight is understanding the risks that we face, the steps management is taking to manage those risks, and assessing our appetite for risk. Risk management systems, including our internal auditing procedures, internal control over financial reporting and corporate compliance programs, are designed in part to inform management about our material risks. Our Board receives regular reports from management on matters relating to strategic and operational initiatives, financial performance and legal developments, including the related enterprise-risk exposures. The involvement of the Board in the oversight of our strategic planning process is a key part of its assessment of the risks inherent in our corporate strategy.

Each year, the Board also reviews an enterprise risk management report (ERM report) compiled by business leaders who have assessed risk throughout the business over a three-year horizon, focusing on financial risk, legal/compliance risk and operational/strategic risk. The ERM report details the Company's top 10 risks as well as mitigating actions and plans relating to those risks. The ERM report includes a rolling three-year evaluation period reflecting mitigation activity progress and risk rating changes and is presented to and discussed with the Board each year. Underscoring the Board's and management's focus on enterprise risk are the individual performance objectives of the executive leadership team for fiscal 2020, which are aligned with the Company's top enterprise risks, as identified in the ERM report.

While the Board has overall responsibility for risk oversight, each of the three standing committees of the Board regularly assesses risk in connection with executing their responsibilities. In particular, the Audit and Finance Committee focuses on financial risk, including internal controls, and receives an annual risk assessment report from the Company's internal auditors. At the Compensation Committee's direction, its independent compensation consultant conducts a risk assessment of our executive compensation programs, and members of our internal legal, human resources and sales operations departments evaluate our other compensation programs. The Compensation Committee and its independent compensation consultant reviewed and discussed these assessments for fiscal 2019, and the Compensation Committee concurred with the assessment that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on our business.

Human Capital Management

Attracting and retaining key talent is a high priority for our management team and our Board. At Hologic, we believe our people are our most important asset. They deliver on our Purpose, Passion and Promise with great ideas, innovations and leadership to propel our organization forward. Hologic offers a range of programs to develop our managers and drive effective leadership across the Company. Over the past several years, we have increased the number of women in commercial and executive leadership positions including our Chief Financial Officer and Chief Information Officer. In 2019, nearly 69% of our leadership roles were filled internally. Our Board encourages diversity and inclusion by setting the tone from the top. Valuing diversity and an inclusive culture helps to drive our innovation in women's health and creates a stronger, more sustainable workforce.

Our culture is fueled by our talented and highly engaged workforce which has a positive impact on our performance and, more importantly, on our customers and their patients. To that end, we have been conducting an annual engagement survey since 2015 in which more than 90% of employees regularly participate, reflecting the emphasis we place on engagement.

To enhance the Board's understanding of the Company's culture and talent pipeline, the Board conducts meetings and schedules site visits at the Company's locations, meets regularly with high-potential executives in formal and informal settings and also reviews and discusses the results of the Company's annual employee engagement survey. During 2019, some of the informal interactions included, among other things, several members of our Board engaging in individual consultations with division teams, the Audit and Finance Committee Chair informally mentoring our CFO, and our Lead Director joining employees for the ringing of the opening bell at NASDAQ for breast cancer awareness month, including lunch and dinner with employees.

For more information on our commitment to engagement, diversity, talent, pay equity, access to healthcare and corporate philanthropy, see our newly issued Sustainability Report, available on our website at **www.hologic.com**.

Sustainability

We believe that sustainability issues should be integrated with our business strategy, led by our senior management team and overseen by our Board of Directors, rather than managed as a separate set of issues. We are committed to improving the health of our communities, customers, patients and employees, and ensuring that the decisions we make today have a positive effect on future generations. We understand that creating value for our stockholders is one of our fundamental obligations as a public company, and we know that how we create that value is important. In October 2016, we made our first sustainability disclosure, posting information on our website in four initial areas of focus: Energy and Greenhouse Gas Efficiency, Recycling/Reuse, Supply Chain and Workplace Health and Safety. In January 2020, we published our first Sustainability Report, available on our website **www.hologic.com**.

Beyond numbers and statistics, we look for deeper meaning in our work. As employees, we focus on our purpose as a company: to enable healthier lives, everywhere, every day. Within this purpose, we place a special emphasis on the healthcare needs of women – it is our passion to become global champions for women's health. We are inspired by the deep belief that our success as a company will fundamentally improve the health of millions of women and families globally. By focusing on our unique Purpose, Passion and Promise, we strive to generate long-term, profitable growth that benefits not just our stockholders, but also our customers and patients around the globe.

Succession Planning

The Board is responsible for overseeing management and planning for management successors. Succession planning starts with Mr. MacMillan, his team and the Compensation and Nominating and Corporate Governance Committees but is continued with the full Board. The Board devotes significant time on its agenda to succession planning, reviewing and discussing the succession plans for the CEO and each of his direct reports. In recent years, the Board and Mr. MacMillan have intensified their focus on succession planning. Mr. MacMillan provides a talent update at every Board and Compensation Committee meeting and the Board reviews in-depth succession plans at least annually, considering long-term, medium-term and short-term options. The Board also has exposure to succession candidates through their periodic participation in Board meetings and/or engagement outside of Board meetings.

Stockholder Engagement

While the Board, through the Nominating and Corporate Governance Committee, oversees stockholder matters and participates in meetings with stockholders, as appropriate, management has the principal responsibility for stockholder communications and engagement. As discussed below, management provides written and oral updates to the Board concerning stockholder feedback.

During 2019, we continued the year-round approach to stockholder engagement we implemented in 2015. In addition to discussions just before our Annual Meeting, we initiated discussions during a quieter period several months later, reaching out to a number of our largest stockholders, representing approximately 66% of our outstanding shares. Our Lead Independent Director participates in these meetings as requested.

In addition to input on current governance and executive compensation topics specific to Hologic, we invite discussion on any other topics or trends stockholders may wish to share with us. We believe that positive, two-way dialogue builds informed relationships that promote transparency and accountability. Management provides written and oral updates on the discussions with stockholders to our Lead Independent Director, Chairman, and the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee in turn allocates specific issues to relevant Board committees for further consideration. Each Board committee reviews relevant feedback and determines if additional discussion and actions are necessary by the respective committee or full Board. The Board considers shareholder perspectives, as well as the interests of all stakeholders, when overseeing company strategy, formulating governance practices and designing compensation programs.



YEAR-ROUND STOCKHOLDER ENGAGEMENT

WINTER

SPRING

SPRING/WINTER
We conduct stockholder outreach before the Annual Meeting

SUMMER/FALL
During the quieter period, we seek stockholder feedback on governance, compensation and other matters for consideration by our Board

FALL

SUMMER

Stockholder Communications with the Directors

In general, any stockholder communication directed to our Board or one of its committees will be delivered to our Board or the appropriate committee. However, the Company reserves the right not to forward to our Board any abusive, threatening or otherwise inappropriate materials. Stockholders may contact our Board and committees thereof by writing to them in care of Corporate Secretary, Hologic, Inc., 250 Campus Drive, Marlborough, MA 01752.

Board Leadership Structure

Chairman and Lead Independent Director Roles

Our Bylaws and Corporate Governance Guidelines permit the roles of Chairman and Chief Executive Officer to be filled by the same or different individuals. This allows the Board flexibility to determine whether the two roles should be combined or separated based upon the Company's needs and the Board's assessment of its leadership from time to time. The Board and the Nominating and Corporate Governance Committee review the structure of the Board and Hologic leadership as part of the succession planning process on an ongoing basis. The Board also reviews its structure during its annual self-assessment.

The Board believes that Hologic and its stockholders are best served at this time by having our CEO, Stephen P. MacMillan, also serve as our Chairman, and Sally W. Crawford, an independent director, serve as our Lead Independent Director. Combining the roles of Chairman and CEO makes clear that we have a single leader who is directly accountable to the Board and, through the Board, to our stockholders. It establishes one voice who speaks for the Company to customers, employees, stockholders and other stakeholders. This structure reinforces Mr. MacMillan's overall responsibility for the Company's business and strategy, under the oversight and subject to the review of the Board. It strengthens the Board and the Board's decision-making process because Mr. MacMillan, who has first-hand knowledge of our operations and the major issues facing Hologic, chairs the Board meetings where the Board discusses strategic and business issues. The combined roles facilitate a Board process that is able to identify and respond to challenges and opportunities in a more timely and efficient manner than a non-executive chairman structure would provide. This structure also enables Mr. MacMillan to act as the key link between the Board and other members of management and facilitate an efficient Board process.

The Board recognizes the importance of having a strong independent Board leadership structure to ensure accountability. Accordingly, our Corporate Governance Guidelines provide that if the Chairman is not an independent director, then the independent directors will select a Lead Independent Director. The Board believes that a Lead Independent Director is an integral part of our Board structure and facilitates the effective performance of the Board in its role of providing governance and oversight. In December 2017, the Board appointed Sally W. Crawford to serve as Lead Independent Director.

Ms. Crawford, as Lead Independent Director, has significant responsibilities. Certain specific responsibilities are set forth in Hologic's Corporate Governance Guidelines and include:

- presiding at the meetings of the Board at which the Chairman is not present;

- convening meetings of the independent directors, including executive sessions held in conjunction with each regularly scheduled Board meeting;

- serving as the principal liaison between the Chairman and the independent directors, including with respect to matters arising in executive sessions of the independent directors;

- working with the Chairman and the Nominating and Corporate Governance Committee to establish processes to assist the Board in the efficient discharge of its duties;

- approving Board meeting agendas as well as the quality, quantity and timeliness of information sent to the Board;

- approving Board meeting schedules to assure that there is sufficient time for discussion of all agenda items;

- recommending to the Chairman the retention of outside advisors, as appropriate, who report directly to the Board on board-wide matters;

- being available, if requested by stockholders, and when appropriate, for consultation and direct communication; and

- coordinating with the other independent directors in respect of each of the foregoing and performing such other duties as may be properly requested by the Board.

Mr. MacMillan's responsibilities as Chairman of the Board are also set forth in our Corporate Governance Guidelines and include:

- presiding at meetings of the Board of Directors and stockholders;

- establishing processes to assist the Board in the efficient discharge of its duties;

- organizing and presenting agendas for Board meetings based on advice from the Lead Independent Director, Committee Chairs, directors and members of senior management;

- facilitating the proper flow of information to the Board and working to see that meetings are efficient and informative;

- working with the Nominating and Corporate Governance Committee to develop processes for structuring Committees and overseeing their functions, including assignments of Committee members and Chairs;

- working with the Nominating and Corporate Governance Committee to develop processes for development and succession planning for senior executives; and

- performing such other duties as may be properly requested by the Board.

In addition to discharging the specific responsibilities identified above, Mr. MacMillan consults with Ms. Crawford on a variety of matters, including governance and strategy. As Lead Independent Director and Chair of the Nominating and Corporate Governance Committee, Ms. Crawford takes the lead in Board structure and composition. In addition, Ms. Crawford's ability to assert independent leadership while working collaboratively with other directors, particularly evident when she served as chair of the Compensation Committee, as well as her diligence and preparedness, enable her to serve effectively as our Lead Independent Director and as Chair of our Nominating and Corporate Governance Committee. During 2019, the Board again considered and affirmed the current efficacy of the Lead Independent Director and combined Chairman/CEO structure for the Company. We have also discussed this structure with a number of our largest stockholders. While several advised that they do scrutinize combined Chair/CEO structures as a matter of practice, none expressed concern over this structure for Hologic.

Independent Directors and Committees

In evaluating its leadership structure, the Board also considered that, other than Mr. MacMillan, all of our directors are independent. Our independent directors appropriately challenge management and demonstrate independent judgment in making important decisions for our Company. In addition, each of the Board's standing committees – Audit and Finance, Compensation, and Nominating and Corporate Governance – is composed entirely of independent directors. As a result, oversight of key matters, such as the integrity of Hologic's financial statements, executive compensation, the nomination of directors and evaluation of the Board and its committees, is entrusted to independent directors.

Executive Sessions

The Board meets in executive session without the CEO in connection with each regularly scheduled Board meeting as well as any other times it deems appropriate. The active involvement of the independent directors, combined with the qualifications and significant responsibilities of our Lead Independent Director, promote strong, independent oversight of Hologic's management and affairs.

Board Committees

The standing committees of the Board currently are the Audit and Finance Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. The Board has adopted a charter for each of the three standing committees that addresses the make-up and functioning of such committee. The charters for each of the three standing committees are publicly available on our website at **investors.hologic.com**.

All of the Board committees are composed entirely of "independent" directors, as such term is defined in the listing standards of NASDAQ. The Board has determined that the following current directors are "independent," according to the above definition: Sally W. Crawford, Charles J. Dockendorff, Scott T. Garrett, Ludwig N. Hantson, Namal Nawana, Christiana Stamoulis, and Amy M. Wendell. Mr. MacMillan is not considered independent because he is an active officer of the Company. In addition, both the Audit and Finance Committee and the Compensation Committee are composed entirely of "independent" directors as such term is defined in Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The current membership of each committee is listed below.

				Board Committees		
Name	Age	Position	Director Since	Audit and Finance	Compensation	Nominating and Corporate Governance
Sally W. Crawford	66	Director	2007		✔	Chair
Charles J. Dockendorff	65	Director	2017	Chair		
Scott T. Garrett	69	Director	2013		Chair	✔
Ludwig N. Hantson	57	Director	2018		✔	✔
Namal Nawana	49	Director	2018		✔	✔
Christiana Stamoulis	49	Director	2011	✔		
Amy M. Wendell	59	Director	2016	✔		
Number of Meetings in Fiscal 2019				9	5	4

Audit and Finance Committee



Mr. Dockendorff
(Chair)

Members
Ms. Stamoulis
Ms. Wendell

FY2019 Meetings
9

The Audit and Finance Committee is responsible for assisting our Board in the oversight of (i) our financial reporting process, accounting functions, internal audit functions and internal control over financial reporting, and (ii) the qualifications, independence, appointment, retention, compensation and performance of our independent registered public accounting firm. The Audit and Finance Committee also oversees financing and capital allocation strategies, reviews and approves financing transactions to the extent delegated by the Board, reviews the Company's ability to enter into swaps and other derivatives transactions, and reviews the Company's tax structure, among other things. The Audit and Finance Committee considers financial risk, including internal controls, and receives an annual risk assessment report from the Company's internal auditors. The Audit and Finance Committee also reviews and approves related-party transactions (unless such review and approval has been delegated to another committee consisting solely of independent directors).

None of the current or former members of the Audit and Finance Committee are employees of the Company and our Board has determined that each such member of the Audit and Finance Committee is independent (as independence is defined in the current listing standards of NASDAQ and Section 10A(m)(3) of the Exchange Act).

Audit Committee Financial Expert. The Board has determined that Mr. Dockendorff and Ms. Stamoulis each qualify as an "audit committee financial expert," as that term is defined in Item 407(d)(5) of Regulation S-K.

2019 Key Focus Areas

• Capital allocation and debt structure

• Cybersecurity

• Internal controls and compliance

• Adoption of new revenue recognition rules (ASC 606)

• Preparing for adoption of new lease standard (ASC 842)

Compensation Committee



Mr. Garrett
(Chair)

Members
Ms. Crawford
Dr. Hantson
Mr. Nawana

FY2019 Meetings
5

The primary functions of the Compensation Committee include: (i) reviewing and approving the compensation for each of our executive officers and other senior officers as the Compensation Committee deems appropriate; (ii) evaluating the performance, as it relates to their compensation, of the executive officers, other than the CEO (whose performance is evaluated by the Nominating and Corporate Governance Committee and the Board of Directors), and such other senior officers as the Compensation Committee deems appropriate; (iii) overseeing the administration and the approval of grants and terms of equity awards under our equity-based compensation plans; (iv) reviewing and approving other compensation plans as the Compensation Committee deems appropriate; (v) general oversight of risks associated with our compensation policies and practices; and (vi) approving and/or recommending for review and approval by the Board compensation for members of the Board, and each committee thereof. The Board and Compensation Committee may delegate limited authority to executive officers or other directors of the Company to grant equity awards to non-executive officers. Currently, our Senior Vice President, Human Resources, has been delegated such authority, subject to the terms, conditions and limitations previously approved by the Compensation Committee and the Board, with each of the President and Chief Executive Officer and the Chief Financial Officer authorized to serve as an alternate to the Senior Vice President, Human Resources.

2019 Key Focus Areas

• Talent development and succession planning

• Executive compensation and pay for performance alignment

• Compensation program design structure, including appropriate metrics and goals for the Short-Term Cash Incentive Program and Performance Share Units

• Human capital management, including engagement, diversity and culture

Nominating and Corporate Governance Committee



Ms. Crawford
(Chair)

Members
Mr. Garrett
Dr. Hantson
Mr. Nawana

FY2019 Meetings
4

The Nominating and Corporate Governance Committee is responsible for recommending to the Board potential candidates for director and considering various corporate governance issues, including evaluating the performance of the Board and its committees, developing and periodically reviewing our Corporate Governance Guidelines, reviewing and recommending to the Board any changes to the committee charters, recommending the composition and chair of our Board committees, monitoring compliance with our stock ownership guidelines, evaluating the performance of our CEO annually and leading the succession planning and process for our CEO. The Nominating and Corporate Governance Committee also considers suggestions regarding possible candidates for director as described under "Stockholder Recommendations" on page 17.

2019 Key Focus Areas

• CEO succession planning

• Board composition and assessment

• Stockholder engagement

• Sustainability

• Proxy access

• Governance structures and best practices

Board Practices, Processes and Policies

Director Orientation and Continuing Education

When a new director joins the Board, or just before joining (assuming entry into a confidentiality agreement), he or she is provided with a business briefing book, which gives an overview of the Company, its products, its markets, its strategy and its risks. Materials in the book generally include our current strategic plan, a description of our divisions and products, our current product pipeline, the most recent enterprise risk management report, current budget, market dynamics study, biographies for the senior management team, investment analyst reports and the like. Once elected to the Board, the new director generally has the opportunity to have individual meetings with members of the senior management team. They also receive a governance handbook, which includes general Board information, Board committee charters, the Company's charter and Bylaws and all of the Company's governance policies. Directors also have opportunities for continuing education, including access to third-party programs as well as regular presentations at Board meetings.

Meetings of the Board and its Committees

The Board met nine (9) times during the fiscal year ended September 28, 2019 and each of our directors attended over 90% of the total number of meetings of the Board and all committees of the Board on which he or she served, with no director missing more than one (1) meeting. During fiscal 2019, the independent directors of the Board met in executive session during each of the Board's regular quarterly meetings and at such other Board and committee meetings as the independent directors elected.

Attendance by Directors at the Annual Meeting of Stockholders

Our Board has scheduled a Board meeting in conjunction with the Annual Meeting of Stockholders. Our directors are encouraged to attend the Annual Meeting of Stockholders on March 5, 2020. Last year, all of our directors who were nominated for election attended the Annual Meeting of Stockholders held on March 7, 2019.

Code of Ethics

Pursuant to Section 406 of the Sarbanes-Oxley Act of 2002, we have adopted a Code of Ethics for Senior Financial Officers that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, and other persons performing similar functions. The Company's Code of Conduct applies to all directors, officers and employees. The Company requires all of its directors, officers and employees to adhere to this code in addressing legal and ethical issues that they encounter in the course of doing their work. This code requires our directors, officers, and employees to avoid conflicts of interest, comply with all laws and regulations, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interest. All newly hired employees are required to certify that they have reviewed and understand this code. Our Code of Ethics for Senior Financial Officers is publicly available on our website at **investors.hologic.com** as Appendix A to our Code of Conduct.

Certain Relationships and Related-Party Transactions

As provided in its charter, the Audit and Finance Committee reviews and approves related-party transactions (unless such review and approval has been delegated to another committee consisting solely of disinterested independent directors). The non-exclusivity of this delegation provides the Board with flexibility to address the particular circumstances of any related-party transaction. For example, certain related-party transactions involving compensation are approved by the Compensation Committee. Additionally, if one or more members of the Audit and Finance Committee are otherwise conflicted, or for any other reason, the Board reserves the right to establish a separate committee of disinterested independent directors to review a particular transaction. Regardless of the deliberative body of disinterested independent directors reviewing a related-party transaction, the standard applied in reviewing such transaction is whether the transaction is on terms no less favorable to the Company than terms generally available from an unaffiliated third party under the same or similar circumstances. The Board generally considers related-party transactions to be those transactions that are required to be disclosed pursuant to Item 404 of Regulation S-K.

Director Compensation

Compensation Structure

The Board of Directors has a compensation structure consisting of a cash retainer, an annual equity award and, for some positions, a supplemental cash retainer, as described below. As with our executive compensation program, the director compensation program emphasizes equity incentives. This reflects our belief that equity awards serve to align the interests of our directors with those of our stockholders.

Benchmarking

The Compensation Committee, in conjunction with the Board of Directors, annually reviews compensation paid to non-employee directors and makes recommendations for adjustments, as appropriate. In December 2018, the Compensation Committee recommended, and the Board approved, the following changes that took effect in the second quarter of fiscal 2019:

- elimination of fees for serving on Board committees, other than for committee chairs;
- $10,000 increase in Board annual cash retainer (from $70,000 to $80,000);
- $15,000 increase in Board equity compensation (from $185,000 to $200,000);
- $2,500 increase in the supplemental cash retainer for the Chair of the Audit and Finance Committee (from $20,000 to $22,500); and
- change in the compensation for the Lead Independent Director from a $60,000 equity grant to a $40,000 supplemental cash retainer.

These compensation changes, which were recommended by and reviewed with the Compensation Committee's independent compensation consultant, place the Board's compensation solidly in the market median.

In December 2019, the Compensation Committee reviewed the current compensation structure for non-employee directors, considered advice from its independent compensation consultant and recommended increasing the annual cash retainer of the Nominating and Corporate Governance Chair by $3,000 (to $15,000) and the annual equity grant to all directors by $10,000 (to $210,000.) The Board approved the recommendation.

The Company reimburses all directors for reasonable travel expenses incurred in connection with Board and committee meetings and offers private air travel for meetings on the west coast of the United States. We also extend coverage under our directors' and officers' indemnity insurance policies and have entered into our standard form of Indemnification Agreement with each director. We do not provide any other benefits, including retirement benefits or perquisites, to our non-employee directors.

Cash Retainers

Board Members

Cash retainers are paid quarterly at the beginning of each quarter. In fiscal 2019, the non-employee director annual cash retainer was $70,000 during the first fiscal quarter and $80,000 during each subsequent fiscal quarter, resulting in an effective annual cash retainer of $77,500.

Committee Members

Effective in the second quarter of fiscal 2019, supplemental cash retainers for committee membership were eliminated.

For the first quarter of fiscal 2019:

- Each member of the Audit and Finance Committee and the Compensation Committee received a supplemental cash retainer of $2,500, which is one-fourth of the $10,000 annual supplemental cash retainer then in effect, and
- Each member of the Nominating and Corporate Governance Committee received a supplemental cash retainer of $1,500, which is one-fourth of the $6,000 annual supplemental cash retainer then in effect.

Lead Independent Director

In fiscal 2019, the Lead Independent Director received a $40,000 supplemental cash retainer rather than the $60,000 supplemental equity grant she received in 2018.

Committee Chairs

Audit and Finance Committee

In the first fiscal quarter of 2019, the Chair of the Audit and Finance Committee received a supplemental cash retainer of $5,000, which is one-fourth of the supplemental annual cash retainer of $20,000 then in effect.

Beginning in the second fiscal quarter of 2019, the supplemental annual cash retainer was increased to $22,500, and the Chair of the Audit & Finance Committee received a supplemental annual cash retainer of $5,625, for each of the last three fiscal quarters.

Compensation Committee

The Chair of the Compensation Committee received a supplemental annual cash retainer of $20,000, one-fourth of which was paid each quarter.

Nominating and Corporate Governance Committee

The Chair of the Nominating and Corporate Governance Committee received a supplemental annual cash retainer of $12,000, one-fourth of which was paid each quarter.

Equity Awards

Board Members

In fiscal 2019, each non-employee director received an annual equity grant having a value of $200,000 on the date of the grant, with the number of shares determined under U.S. generally accepted accounting principles (GAAP). Of this award, $100,000 consisted of restricted stock units (RSUs) and $100,000 consisted of options to purchase common stock of the Company. The RSUs and options are granted on the date of each Annual Meeting and vest on the date of the next year's Annual Meeting; options have a term of 10 years. A non-employee director who joins the Board after the date of an Annual Meeting receives a pro-rated grant based on the number of days served through the next Annual Meeting. Each of our non-employee directors elected at our Annual Meeting in March 2019 received an annual equity grant.

Stock Ownership Guidelines

We believe that stock ownership by our non-employee directors aligns the interests of our directors with the long-term interests of our stockholders. Accordingly, the Company has significant stock ownership guidelines in place. In June 2015, the Board of Directors strengthened these ownership guidelines by increasing them for non-employee directors from three times annual base cash retainer to five times annual base cash retainer. Each non-employee director is expected to meet this ownership guideline within five years of his or her election to the Board or by June 2020, whichever is later. For purposes of meeting these guidelines, only the value of shares which are issued and outstanding, or restricted stock units which have vested but as to which settlement has been deferred, will be counted. All of our non-employee directors who have been subject to the guidelines for five years have met or exceeded the guidelines.

The following table sets forth the compensation paid to our non-employee directors for service on our Board during the fiscal year ended September 28, 2019. Compensation for Stephen P. MacMillan, our Chairman, President and Chief Executive Officer, is set forth in the Summary Compensation Table on page 65. Mr. MacMillan does not receive any additional compensation for his service as a director. Additionally, Ludwig N. Hantson was elected to our Board near the end of the first quarter of fiscal 2019 and did not receive compensation for that quarter.

2019 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Total ($)
Sally W. Crawford	122,000	99,986	99,998	321,984
Charles J. Dockendorff	99,375	99,986	99,998	299,359
Scott T. Garrett	99,000	99,986	99,998	298,984
Ludwig N. Hantson	60,000	127,361[2]	127,381[2]	314,742
Namal Nawana	81,500	99,986	99,998	281,484
Christiana Stamoulis	80,000	99,986	99,998	279,984
Amy M. Wendell	80,000	99,986	99,998	279,984

[1] The value of Stock Awards and Option Awards represents the grant date fair value of such award. The fair value of Stock Awards, which are RSUs, is based on the closing price of our common stock on the grant date. The fair value of Option Awards, which are stock options, is determined by use of a binomial lattice model. For a detailed description of the assumptions used to calculate the grant date fair value of stock options, see Note 8 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended September 28, 2019.

[2] Includes the 2019 annual equity award as well as a pro-rated equity award granted when Dr. Hantson joined the Board in November 2018.

The following table sets forth the aggregate number of Stock Awards and Option Awards (representing unexercised option awards, both exercisable and unexercisable, and unvested RSUs) held at September 28, 2019 by each person (other than Mr. MacMillan) then serving as a director.

Name	Number of Units of Stock that have not Vested (#)	Number of Shares Subject to Option Awards Held (#)
Sally W. Crawford	2,136	51,587
Charles J. Dockendorff	2,136	19,470
Scott T. Garrett	2,136	72,681
Ludwig N. Hantson	2,136	8,535
Namal Nawana	2,136	15,187
Christiana Stamoulis	2,136	60,783
Amy S. Wendell	2,136	22,390

EXECUTIVE OFFICERS

Executive officers are chosen by and serve at the discretion of the Board. Set forth below are the names and ages of our executive officers, as of January 1, 2020, along with certain biographical information for all but Stephen P. MacMillan, our Chairman, President and Chief Executive Officer. For Mr. MacMillan's biographical information, please see page 18.

Name	Age	Title
Stephen P. MacMillan	56	Chairman, President and Chief Executive Officer
Karleen M. Oberton	50	Chief Financial Officer
John M. Griffin	59	General Counsel
Allison P. Bebo	51	Senior Vice President, Human Resources
Kevin R. Thornal	46	Division President, Diagnostics
Peter J. Valenti, III	56	Division President, Breast and Skeletal Health

Ms. Oberton



Chief Financial Officer

Ms. Oberton became our Chief Financial Officer in August 2018. She joined Hologic in 2006 as corporate controller and was promoted to Chief Accounting Officer in 2015. Before joining Hologic, Ms. Oberton served as senior corporate controller of Immunogen from 2004 to 2006. Prior to that, she was an Audit Senior Manager in Ernst & Young's Life Science practice and in Arthur Andersen's High Technology practice. Ms. Oberton was an active Certified Public Accountant for more than 18 years and holds a Bachelor of Science in Business Administration from Merrimack College. She is a member of Merrimack College's Leadership Council.

Mr. Griffin



General Counsel

Mr. Griffin joined us in February 2015 as General Counsel with nearly 30 years of experience across a broad spectrum of legal matters. Mr. Griffin worked at Covidien from 2000 to 2015 where he most recently served as Vice President, Deputy General Counsel. Previously, from 1994 to 2000, Mr. Griffin served as Assistant United States Attorney in Boston, Massachusetts, and prosecuted complex criminal cases. He began his career at Nutter, McClennen & Fish in Boston. Mr. Griffin currently serves on the board of directors for Por Cristo in Boston and New England Legal Foundation. He also serves as Treasurer and on the Board of Directors for Health Care Volunteers International. He has a Juris Doctor degree from Harvard Law School and a Bachelor of Arts in political science from Columbia University.

Ms. Bebo



Senior Vice President, Human Resources

Ms. Bebo joined us in February 2015 as Senior Vice President, Human Resources with 15 years of human resources experience. From 2000 to 2015, Ms. Bebo held various human resources leadership positions within ANN INC., primarily focused on talent acquisition, associate relations, and talent management. She most recently served as Vice President, Talent Management. From 2007 to 2012, she served as the Vice President, Human Resources for the Ann Taylor and LOFT field organization. She served as Director of Organizational Effectiveness from 2004 to 2007 and as Director of Talent Resources from 2000 to 2004. She holds a Bachelor of Arts in political science from the University of California, Los Angeles.

Mr. Thornal



Division President, Diagnostics

Mr. Thornal became the President of our Diagnostics Division in July 2019. He joined Hologic in 2014 as Vice President, Customer Experience, Field Service and Clinical Applications for the Breast and Skeletal Health division. He transitioned to Vice President, Breast and Skeletal Health for the Europe, Middle East and Africa region in early 2016, and was promoted to President of Hologic's Medical Aesthetics Division in July 2017. Prior to joining Hologic, Mr. Thornal worked at Stryker from 2004 to 2014 in positions of increasing responsibility in sales, marketing, and mergers and acquisitions. Throughout his career, he has established a track record of leading businesses that deliver strong growth and commercial excellence. Mr. Thornal previously played professional football, including a short stint with the Atlanta Falcons. He holds a Bachelor of Arts in History, with minors in English and Secondary Education, from Southern Methodist University.

Mr. Valenti



Division President, Breast and Skeletal Health

Mr. Valenti joined us in May 2014 as Division President, Breast and Skeletal Health, with approximately 30 years of sales, brand and product management experience, including 20 years focused on healthcare products. Prior to joining the Company, Mr. Valenti was a Principal at The New England Consulting Group where he served as a consultant to numerous healthcare companies, including Johnson & Johnson, Alcon, Cardinal Health, Align Technology, Inc. and Bausch + Lomb Inc. Mr. Valenti assumed his consulting role following his four-year tenure in the North American and Global President roles of Bausch + Lomb's Vision Care business from 2009 to 2013. From 2007 to 2009, Mr. Valenti was the General Manager, U.S. Region for Covidien's Surgical Devices business. From 1995 to 2007, Mr. Valenti was with Johnson & Johnson and held positions of increasing responsibility including Vice President, Global Franchise for the Vistakon business and Executive Director, Women's Health for Johnson & Johnson's Personal Products business. Mr. Valenti began his career at Procter & Gamble. He received a Master of Business Administration from Cornell University and a Bachelor of Science in business administration from the University of Connecticut.

PROPOSAL NO. 2 - NON-BINDING ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the provisions of Section 14A of the Exchange Act, require that we provide our stockholders with the opportunity to vote to approve, on a non-binding advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the compensation disclosure rules of the SEC. Our Board has determined to provide our stockholders this opportunity on an annual basis.

As described in the Compensation Discussion and Analysis (the CD&A), our executive compensation philosophy is to provide appropriate competitive compensation opportunities to our executives with actual pay outcomes heavily influenced by the achievement of Company performance targets and individual performance objectives (in other words, "pay for performance") in support of our business strategy and creation of long-term stockholder value. The Company's management team has been embracing a performance culture and driving growth of the business. Over the last five years, our stock price and our revenue, as well as the engagement of our employees, has increased significantly.

Each year, we take into account the result of the "say-on-pay" vote cast by our stockholders. During the tenure of our current management team, we have seen our say-on-pay vote approval increase from 34% at our 2014 Annual Meeting of Stockholders to 95% at our 2017 Annual Meeting of Stockholders. While we saw declines in 2018 (74% approval) and 2019 (66% approval), the only significant changes to our annual compensation program from fiscal 2016 to fiscal 2017/2018 were two stockholder-friendly changes. We added relative TSR as a PSU performance measure and amended our CEO's Employment Agreement to add adjusted net income as a check on adjusted EPS for determination of the value of his annual long-term incentive grant. We believe the decrease in say-on-pay approval was related to the special CEO retention equity grant made in December 2017 (which was disclosed in the proxy statements for the 2018 and 2019 Annual Meetings), including the negative say-on-pay vote recommendations from proxy advisory firms, who did not appear to take into account the unique nature of the situation leading to the special retention grant. We have discussed this legacy grant in detail during direct outreach with our largest stockholders as well as in our public filings.

Our Compensation Committee continually evaluates the design and direction of our compensation structure. Previously, in response to stockholder feedback, we introduced performance stock units (PSUs) tied to return on invested capital (ROIC) as a significant component of long-term equity awards. After careful consideration, effective for fiscal 2017 long-term equity awards, the Compensation Committee determined to add relative total shareholder return (TSR) as an additional performance metric applicable to the PSUs. In our discussions with stockholders, there continues to be strong support for the TSR and ROIC metrics, as well as our TSR construct, which sets target at median and does not have an absolute component. Stockholders expressed appreciation for the considered, balanced approach in utilizing a consistent absolute metric (ROIC) and a relative metric (TSR) for PSUs. Most recently, effective for fiscal 2020 long-term equity awards, the Compensation Committee determined to add free cash flow as an additional performance metric applicable to the PSUs. We previewed this approach during our fall 2019 outreach and stockholders were generally supportive of the addition, which they thought makes sense for the Company, although some did comment on emerging views regarding simplification of compensation design and movement away from performance measures.

Stockholders are urged to read our CD&A, beginning on page 39, and the section entitled "Executive Compensation Tables" beginning on page 65 for additional details about our executive compensation programs, including information about the fiscal 2019 compensation of our NEOs.

Proposal No. 2 - Non-Binding Advisory Vote to Approve Executive Compensation

We are asking our stockholders to indicate their support for our NEO compensation as described in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives you as a stockholder the opportunity to express your views on our NEOs' compensation. This vote is not intended to address any specific element of our compensation programs, but rather to address our overall approach to the compensation of our NEOs described in this proxy statement. To that end, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

RESOLVED, that stockholders of Hologic, Inc., hereby approve the compensation paid to the Company's named executive officers, as described in this proxy statement under the "Compensation Discussion and Analysis" section, the "Executive Compensation Tables" section and other narrative disclosure contained therein, pursuant to the SEC's compensation disclosure rules.

Because your vote is advisory, it will not be binding upon the Company, the Compensation Committee or our Board. However, the Company values the opinions expressed by stockholders in their vote on this proposal and the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding our executive compensation programs.

Vote Required

Approval of this proposal requires the affirmative vote of a majority of shares present, in person or represented by proxy, and voting on this proposal at the Annual Meeting. Abstentions and broker "non-votes" will not have any effect on the proposal to approve executive compensation as disclosed in this proxy statement.

Recommendation of the Board

 Our Board of Directors unanimously recommends that you vote **"FOR"** the approval of this resolution. Management proxy holders will vote all duly submitted proxies FOR approval unless instructed otherwise.

COMPENSATION COMMITTEE REPORT

We, the Compensation Committee of the Board of Directors of Hologic, Inc., have reviewed and discussed the Compensation Discussion and Analysis (CD&A) set forth below with management of the Company, and based on such review and discussion, recommended to the Board that the CD&A be included in this report.

Compensation Committee
Scott T. Garrett, *Chair*
Sally W. Crawford
Ludwig N. Hantson
Namal Nawana

COMPENSATION DISCUSSION AND ANALYSIS

In this Compensation Discussion and Analysis section (CD&A), we describe the executive compensation program for our CEO, CFO and our three other most highly compensated executive officers serving as of September 28, 2019 (collectively, our named executive officers, or NEOs). We also explain how the Compensation Committee determined the pay of our NEOs and its rationale for specific decisions related to fiscal 2019 compensation. As a reminder, our fiscal year ends on the last Saturday in September. Fiscal 2019 began on September 30, 2018 and ended on September 28, 2019.

Our Named Executive Officers for Fiscal 2019

Name	Title
Stephen P. MacMillan	Chairman, President and Chief Executive Officer (CEO)
Karleen M. Oberton	Chief Financial Officer (CFO)
John M. Griffin	General Counsel
Kevin R. Thornal	Division President, Diagnostics
Peter J. Valenti, III	Division President, Breast and Skeletal Health

Executive Summary

2019 Business Strategy & Performance Highlights

Building on our success in the second half of fiscal 2018, Hologic had a very good year in fiscal 2019. Each of our divisions and geographies are stronger today than they were a year ago, other than our Medical Aesthetics business, which we recently divested. We accelerated growth in the United States, built a sustainable growth engine internationally, launched many innovative new products, and expanded through acquisitions. We exceeded our financial goals overall, as revenues grew by more than 4.6% or 5.7% in constant currency. While GAAP earnings per share decreased by 90%, adjusted earnings per share increased by 9%[1]. We remain committed to fueling growth through tuck-in acquisitions and continuing to enhance the product pipeline in each of our businesses, and we believe we are well-positioned for continued success in 2020.

Breast Health

Growth was solid in our largest division, driven by strong commercial execution, market share gains for our clinically differentiated Genius 3D MAMMOGRAPHY systems, the impact of the acquired Faxitron and Focal businesses, and important new products. Our core 3D MAMMOGRAPHY business remains rock solid, and we are building on it with an increasingly diversified product portfolio that spans the continuum of breast health care. Based on the productivity of our internal research and development (R&D), we leveraged our installed base with new add-on products such as Intelligent 2D, Clarity HD and SmartCurve, which contributed nicely to growth. We also announced the acquisition of SuperSonic Imagine, a French innovator in cart-based ultrasound.

Diagnostics

We generated solid growth by placing more of our fully automated Panther and Panther Fusion molecular diagnostic systems, and launching more Aptima women's health, virology and respiratory assays to drive revenue and system utilization. Our internal R&D efforts have provided us one of the broadest assay menus in the mid- to high-volume molecular space, which enables customers to consolidate their testing on our Panther platform. We solidified relationships with our largest customers and are partnering with them to drive better patient care and greater growth in key testing categories. In addition, our ThinPrep cervical cancer test remains the leader in the U.S. liquid cytology market.

Surgical

A revamped and more competitive sales force helped quarterly revenue growth increase sequentially in each quarter of the year. Innovative new products like the Fluent fluid management system and our Omni hysteroscope helped bolster growth. Our MyoSure system for hysteroscopic tissue removal and our NovaSure product for endometrial ablation continue to lead their respective categories and improve women's lives worldwide.

Medical Aesthetics

During fiscal 2019, we began considering divesting our Medical Aesthetics business, which continued to have revenue and other operating challenges in 2019. In early fiscal 2020, we completed the divestiture of Medical Aesthetics, allowing us to focus on our core businesses and long-term strategies.

International

We continued to build a solid infrastructure for sustainable growth with new leadership, new products, and new capabilities across our divisions internationally. Total international revenue of $831 million grew 3.9%, or 8.2% in constant currency. Our Diagnostics and Breast Health businesses provided most of the revenue growth in dollar terms, while our Surgical division posted the fastest growth rate. Our businesses remain very under-penetrated outside the United States, so we see tremendous runway still ahead for future growth and profit improvement.

All four financial performance metrics we use in our compensation plans, adjusted EPS[(1)], adjusted revenue[(2)], return on invested capital (ROIC)[(3)] and relative total shareholder return improved from fiscal 2018 to fiscal 2019.

Overall, we continued to execute on strategies to accelerate growth in fiscal 2019 and posted very good results. We believe that we are entering 2020 with strong momentum both strategically and operationally.

(1) *The definition of non-GAAP adjusted EPS as used as a performance measure in our Short-Term Incentive Plan and a reconciliation of non-GAAP adjusted EPS to GAAP EPS is provided in Annex A to this proxy statement.*

(2) *The definition of non-GAAP adjusted revenue as used as a performance measure in our Short-Term Incentive Plan and a reconciliation of non-GAAP adjusted revenue to GAAP revenue is provided in Annex A to this proxy statement.*

(3) *As used in our Long-Term Incentive Plan, ROIC means adjusted net operating profit after tax divided by the sum of average net debt and average stockholders' equity. See "Why ROIC and Relative TSR?" on page 56.*

Our Journey to Sustainable Growth

Since Mr. MacMillan joined the Company early in fiscal 2014, the Company has strengthened its commercial leadership positions in the United States, created a sustainable growth engine internationally, revitalized its research and development pipelines, and built business development capabilities to supplement internal growth. These activities, driven by a talented and engaged workforce, have led to consistent growth in annual revenue and we believe have had a direct result on our stock performance and total shareholder return ("TSR").

Stock Performance



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Stock Prices

Total Shareholder Return ("TSR")



+21.1%

FY19 TSR

$40.98 *9/28/2018* ▶ **$49.61** *9/27/2019*

+122.6%

TSR since Mr. MacMillan's appointment as CEO

$22.29 *12/6/2013* ▶ **$49.61** *9/27/2019*

Fiscal 2019 Executive Compensation Highlights

In establishing the executive compensation program for fiscal 2019, the Committee continued to focus on pay for performance and competitive pay, with an emphasis on total direct compensation.

Emphasis on Performance-Based Total Direct Compensation

The components of Total Direct Compensation (TDC) are Base Salary, Short-Term Incentives, Long-Term Incentives and Deferred Compensation Awards.

- **Short-Term Incentives** take the form of annual cash bonuses under our Short-Term Incentive Plan (STIP), which are paid only if the Company achieves adjusted revenue and adjusted earnings per share (EPS) performance above a pre-determined threshold.
- **Long-Term Incentives** take the form of equity awards which are granted under our Long-Term Equity Incentive Plan (LTIP) based on performance and, in the case of performance stock units (PSUs), vest only if the Company achieves return on invested capital (ROIC) and/or relative total shareholder return (TSR) above pre-determined thresholds.
- **Deferred Compensation** takes the form of a cash award under our Deferred Compensation Plan (DCP) which vests over three years and is awarded based on Company performance under the STIP as well as individual performance.

The charts below, which show the TDC of our CEO and our other NEOs for fiscal 2019, illustrate that a majority of NEO TDC is performance based (91.2% for our CEO and an average of 78.6% for our other NEOs). These charts exclude the value of other benefits and perquisites.

2019 Annual Target CEO Pay
($ in millions)



2019 Annual Target Average NEO Pay
($ in millions)



Performance Measures Link to Strategy

In setting performance measures for the incentive compensation plans, the Committee first considers the Company's strategy, contemplating the Company's long- and short-term goals and how those goals are measured.

As the Company has been focused on growth as well as efficient use of capital and creating value for stockholders, the Committee determined that using the measures of adjusted revenue, adjusted EPS and ROIC were appropriate for the incentive compensation plans. These are all non-GAAP measures that are used by management to facilitate its operational decision-making and provide key insights into the Company and management's achievements. Additionally, the use of ROIC was specifically supported in discussions with stockholders. The Committee added the measure of relative TSR in fiscal 2017 to provide an external performance measure and also link executive compensation directly to the creation of stockholder value. In fiscal 2020, the Committee added the measure of free cash flow (FCF). FCF is an important metric for the Company as it seeks to continue to deploy capital efficiently with continued business development activity and share repurchases.

Balanced Approach to Long-Term Incentives

The Committee takes a balanced approach to long-term incentives, and, for fiscal 2019 annual grants:

- Determined that long-term incentive awards for executive officers would continue to be allocated 50% to PSUs, 25% to RSUs and 25% to stock options, as in fiscal 2018.
- Determined to utilize relative TSR as well as ROIC as performance measures for PSUs awarded as long-term incentive compensation to provide a more balanced approach with one consistent absolute metric (ROIC) and one relative metric (TSR), as in fiscal 2018.
- Approved grants of stock options, RSUs, PSUs and Deferred Compensation Program (DCP) contributions in alignment with our compensation philosophy and program.

Pay-For-Performance Alignment

Goal Rigor

2019 STIP

	Target	Maximum
Adjusted Revenue	Represents approximately 3.9% growth over the prior year adjusted revenue.	Represents approximately 7.8% growth over prior year adjusted revenue.
Adjusted EPS	Represents approximately 10.0% growth over prior year adjusted EPS.	Represents approximately 19.9% growth over prior year adjusted EPS.

Threshold adjusted revenue and adjusted EPS are generally set at prior year actual results - *if there is no growth in adjusted revenue or adjusted EPS as compared to the prior year actual results, there is no payout under the applicable target.*

2019 PSU Awards

	Target	Maximum
ROIC	Target was set at 13% in order to motivate management to grow the business and encourage meaningful business development investments. Actual ROIC for fiscal 2019 was 13%.	Three-year average ROIC goal of 15%.
Relative TSR	Target requires relative TSR at 50th percentile.	95th percentile is required for maximum payout.

2019 Compensation Decisions

- Increased base salaries for NEOs ranging from 3% to 5.6%. Mr. MacMillan's base salary increase is 3% pursuant to the terms of his Employment Agreement.
- The funding of the 2019 STIP was based on the achievement of pre-determined adjusted revenue and adjusted EPS goals.
  - The Company exercised negative discretion in setting the overall funding level at 114% of target rather than 129% of target, as revenue benefited from larger than expected revenue from the Company's divested blood screening business.
  - Based on fiscal 2019 performance against individual objectives, payout for certain NEOs, including Mr. MacMillan, was at the 114% corporate funding level, while payout for other NEOs was above.
- Increased fiscal 2019 LTIP grant values for all NEOs, other than Mr. MacMillan, based on fiscal 2018 performance and anticipated future performance.
  - Mr. MacMillan's LTIP grant value is based on the Company's adjusted net income and adjusted EPS performance pursuant to the terms of his Employment Agreement. While adjusted EPS increased, adjusted net income decreased 2.2% in fiscal 2018 as compared to fiscal 2017; accordingly, the value of Mr. MacMillan's fiscal 2019 LTIP grant also decreased 2.2%.
- Set challenging ROIC goals for PSU awards and continued use of relative TSR as a metric for PSU awards.
- Awarded a cash bonus to Mr. Thornal as he assumed the role of Division President of our Diagnostics division, acknowledging his work on the divestiture of our former Medical Aesthetics division.

Looking Ahead to Fiscal 2020

The Committee has made several decisions relating to executive pay for fiscal 2020, including:

- Increased base salaries for NEOs, ranging from 0% to 5.9%. Mr. MacMillan's increase is 3% pursuant to the terms of his Employment Agreement. Mr. Thornal's base salary did not increase given his compensation increases in fiscal 2019.

- Increased fiscal 2020 LTIP grant values for all NEOs based on fiscal 2019 performance, anticipated future performance and market competitiveness of compensation, continuing to reward for performance and drive NEO retention. Mr. MacMillan's LTIP value is determined pursuant to the terms of his Employment Agreement and will increase due to the Company's increase in both adjusted net income and adjusted EPS in fiscal 2019 as compared to fiscal 2018.

- Determined that funding of the 2020 STIP will be based on the achievement of pre-determined adjusted revenue and adjusted EPS goals, as in fiscal 2019.

- Determined that long-term incentive awards for executive officers will continue to be allocated 50% to PSUs, 25% to RSUs and 25% to stock options, as in fiscal 2019.

- For PSUs awarded as long-term incentive compensation, added free cash flow (FCF) as a new performance measure and determined to continue to utilize relative TSR as well as ROIC as performance measures, with each measure weighted equally, to provide a balanced approach with two consistent absolute metrics (ROIC and FCF) and one relative metric (TSR).

"Say-On-Pay" and Stockholder Feedback

Each year, we take into account the result of the say-on-pay vote cast by our stockholders. As our journey to sustainable growth continues, so does the evolution of our compensation program. During the tenure of our current management team, we have seen our say-on-pay vote approval increase from 34% at our 2014 Annual Meeting of Stockholders to 95% at our 2017 Annual Meeting of Stockholders. While we saw declines in 2018 (74% approval) and 2019 (66% approval), the only significant changes to the structure of our annual compensation program from fiscal 2016 to fiscal 2017/2018 were two stockholder-friendly changes. We added relative TSR as a PSU performance measure and amended our CEO's Employment Agreement to add adjusted net income as a check on adjusted EPS for determination of the value of his annual long-term incentive grant. We believe the decreases in say-on-pay approval were related to the special CEO retention equity grant made in December 2017 (which was disclosed in proxy statements for the 2018 and 2019 Annual Meetings), including the negative say-on-pay recommendations from proxy advisory firms, who did not appear to take into account the unique nature of the situation leading to the special retention equity grant.

Based on our continued discussions with our largest stockholders, we believe they continue to endorse our annual compensation program as it has evolved, as evidenced by the strong improvement in support from 2014 to 2017. Our Compensation Committee regularly evaluates our executive compensation structure and assesses its effectiveness to ensure the design is incenting performance that is in the best interests of the Company as well as our stockholders.

While say-on-pay is a key indicator of stockholder feedback, we also are committed to maintaining an open dialogue with our institutional investors and stockholders throughout the year. After the CEO special retention equity grant, we reached out to our largest institutional investors to specifically discuss it. Overall, they understood the Board's rationale for making the grant given the Company's unique circumstances and most supported the decision. On a more regular basis, in the proxy "offseason", we reach out to discuss business topics, seek feedback on our performance and address other matters of importance to our stockholders. Since our 2019 Annual Meeting, we have actively engaged with a number of our largest institutional investors specifically on governance issues, reaching out to holders of more than 66% of our outstanding shares. Through this dialogue, we received additional validation on the design of our executive compensation program as well as strong support for our senior management team, particularly Mr. MacMillan. See below for additional information about our discussions with investors on performance metrics and Mr. MacMillan's special retention equity grant.

What We Heard

Design of Compensation Program

The Compensation Committee spent time during 2019 reviewing incentive plan performance metrics and goal setting, as it does every year. We also discussed compensation plan design and incentive plan performance metrics with our investors in the fall of 2019. We reviewed our current use of ROIC and relative TSR as performance measures for our PSUs in our long-term incentive plan. Investors were in favor of continuing to use ROIC as a performance-based metric for our long-term incentive awards and also were supportive of the use of relative TSR as a performance-based metric. Several expressed a preference for ROIC, one expressed a preference for relative TSR and most commented favorably on both metrics. We also previewed the potential addition of free cash flow as a third PSU performance measure. Several investors noted the movement towards simplification in compensation plans, with one investor noting increasing concern about the use and complexity of PSUs generally. One investor commented that their focus was on using the right performance measures rather than the number of performance measures. Commenting that compensation design should be company and strategy specific, investors expressed support for the Committee's decision to add free cash flow. We also discussed the construct of our TSR PSUs — specifically the fact that PSUs subject to the relative TSR measure vest at target upon achieving median performance, and also that our TSR construct does not include an absolute component. None of the investors with whom we spoke expressed any concern over our relative TSR structure, which aligns with market practice. Overall, all investors with whom we spoke supported the current design of our compensation programs, including the metrics used in our STIP and LTIP programs, and had no significant changes to suggest.

What We Heard

Mr. MacMillan's Retention Grant

For the last two years, since disclosure of the December 2017 special performance-based retention equity grant to Mr. MacMillan, we have had continued dialogue with our largest stockholders, both through special governance-related calls as well as during our normal investor relations activities. Feedback from stockholders and investment analysts has been overwhelmingly positive, although we do note that one investor with whom we spoke in March 2019 - who had not responded to requests for dialogue during the prior two years - did not support the grant, one investor had divided support for the grant and several others expressed some concern over the size of the grant. Stockholders uniformly recognize Mr. MacMillan's value to the Company. Almost all of our top ten shareholders supported the decision of the independent members of the Board to award the performance-based equity grant rather than cash to retain Mr. MacMillan and acknowledged the negative effect his departure could have had on the Company and its valuation at the time. The Company publicly announced the grant on November 2, 2017, after the close of market. The Company's stock price increased 3% on the next day, adding over $300 million in value in just that day, and from November 2, 2017 to November 30, 2017, the Company's stock price increased 8.6%, adding almost $900 million in value in a month. Overall, investors seemed ready to move on and focus on the Company's future.

Executive Compensation Best Practices

We have in place a number of industry-leading best practices.

 **What We Do**

- Double-trigger for accelerated equity vesting upon a change of control
- Golden parachute policy
- Compensation recoupment (clawback) policy
- Meaningful stock ownership guidelines for our CEO, non-employee directors and executive officers
- Robust review of compensation program elements, each NEO's role and responsibilities, performance metrics, practices of companies in our peer group and survey data
- Independent compensation consultant
- Compensation Committee of all independent, non-employee directors
- Annual risk assessments

 **What We Don't Do**

- No tax gross-ups on severance or change of control payments
- No hedging/pledging of Hologic stock
- No option repricing without stockholder approval
- No excessive perquisites for executives
- No excessive risk-taking in our compensation programs

Compensation of Executive Officers

Our Compensation Philosophy

The ability to compete effectively in the markets within which we operate depends to a large extent on our success in identifying, recruiting, developing and retaining management talent. We also need to remain focused on creating sustainable long-term growth and stockholder value. To this end, the design of our executive compensation program and the decisions made by the Committee are guided by the following principles:

- **Pay for performance**. We believe that our compensation programs should motivate high performance among our NEOs within an entrepreneurial, incentive-driven culture and that compensation levels should reflect the achievement of short- and long-term performance objectives.
- **Competitive pay**. We aim to establish overall target compensation (compensation received when achieving expected results) that is competitive with that being offered to individuals holding comparable positions at other public companies with which we compete for business and talent.
- **Focus on total direct compensation**. We seek to offer a total executive compensation package that best supports our leadership talent and business strategies. We use a mix of fixed and variable pay to support these objectives, as well as provide benefits and perquisites, where appropriate.

Principal Elements of Pay: Total Direct Compensation

Our compensation philosophy is supported by the following principal elements in our annual executive compensation program:

Element	Form	Purpose
Base Salary	Cash (fixed)	Provides a competitive level of pay that reflects the executive's experience, role and responsibilities
Short-Term Incentives	Cash (variable)	Rewards achievement of individual, business segment/function and/or overall corporate results for the most recently completed fiscal year
Long-Term Incentives	Equity (variable)	Provides meaningful incentives for management to execute on longer-term financial and strategic growth goals that drive stockholder value creation and supports the Company's retention strategy
Deferred Compensation	Cash (variable)	Rewards achievement of corporate results and individual performance for the most recently completed fiscal year and also serves as a differentiating recruiting tool and retention mechanism

Mr. MacMillan's Employment Agreement – Terms Impacting Total Direct Compensation

Mr. MacMillan's Amended and Restated Employment Agreement, entered into in 2015 and amended in 2016, provides for:

Base Salary. A base salary at the initial annual rate of $1,000,000, with any future **increases tied to the average employee merit pool percentage increase** approved for base salaries of U.S. salaried employees.

STIP. A target bonus opportunity under the Company's STIP of **no less than 150% of his annual base salary.**

DCP. Continued contribution by the Company to the DCP on behalf of Mr. MacMillan.

LTIP. An annual equity grant under the Company's 2008 Amended and Restated Equity Incentive Plan. This **LTIP grant value adjusts each year as follows: (i) for every one percent (1%) that the Company exceeds the prior fiscal year's adjusted earnings per share (EPS) or adjusted net income, whichever is lower, the annual grant value will be increased by one-half of one percent (0.5%); and (ii) for every one percent (1%) that the Company is below prior year adjusted EPS or adjusted net income, whichever decrease is greater, the annual grant value will be reduced by one percent (1%).**

The 2016 amendment to the Employment Agreement added **adjusted net income as a check on adjusted EPS such that increases in annual equity grant values would be based on the lower growth of the two metrics, and decreases in annual equity grant value would be based on the larger decline of the two metrics**. The Compensation Committee recommended these changes to the full Board (other than Mr. MacMillan), which approved. The Board viewed the addition of the net income metric and the use of whichever metric, adjusted net income or adjusted EPS, grows less to limit increases in the annual equity grant value and the use of whichever metric decreases more to drive decreases in annual grant value as a thoughtful and creative design in the best interests of both the Company and its stockholders.

After the end of each fiscal year, Mr. MacMillan also receives a matching **restricted stock unit ("Matching RSU") grant with a value equal to the number of shares held by Mr. MacMillan as of the fiscal year end**, up to a maximum annual grant value of $1,000,000. For purposes of the Matching RSU grant, shares held will include issued and outstanding shares held directly by Mr. MacMillan as well as vested equity, the settlement of which has been deferred pursuant to the Company's DEP, but will not include shares issued upon the vesting of any Matching RSUs. At the end of fiscal 2019, Mr. MacMillan held (or had the right to receive upon settlement) 1,429,134 shares. Accordingly, in November 2019, Mr. MacMillan received a Matching RSU grant with a value of $1,000,000.

Fiscal 2019 Total Direct Compensation Elements in Detail

Base Salary

Base salary represents annual fixed compensation and is a standard element of compensation necessary to attract and retain talent. It is the minimum payment for a satisfactory level of individual performance as long as the executive remains employed with us. Base salary is set at the Committee's discretion after taking into account the competitive landscape including the compensation practices of the companies in our selected peer groups (and where appropriate, survey data from a broader index of comparable public companies), our business strategy, our short- and long-term performance goals and certain individual factors, such as position, salary history, individual performance and contribution, length of service with the Company and placement within the general base salary range offered to our NEOs. Mr. MacMillan's base salary is set and adjusts in accordance with the terms of his Employment Agreement, as noted above.

The base salaries for our NEOs for fiscal 2019 were as follows:

NEO	Base Salaries of NEOs[1]		
	FY2019 Salary ($)	FY2018 Salary ($)	Percentage Increase (%)
Stephen P. MacMillan	1,060,900	1,030,000	3.0%
Karleen M. Oberton	475,000	450,000[2]	5.6%
John M. Griffin	495,000	470,000	5.3%
Kevin R. Thornal	450,000	—[3]	N/A
Peter J. Valenti, III	510,000	490,000	4.1%

[1] *Reflects base salaries set at the beginning of the fiscal year indicated.*

[2] *Salary effective August 1, 2018 in connection with Ms. Oberton's appointment as CFO.*

[3] *Mr. Thornal became an NEO in fiscal 2019. His salary for fiscal 2019 was $400,000 until July 29, 2019, when it was increased to $450,000 in connection with his assuming the role of President of the Company's Diagnostics division.*

Based on the Company's financial performance in fiscal 2018, base salary increases ranged from 3.0% to 5.6%. Mr. MacMillan's base salary increase is determined pursuant to the terms of his Employment Agreement.

Short-Term Incentive Plan

How the STIP Works

The STIP provided our NEOs the opportunity to earn a performance-based cash bonus based on the achievement of a combination of financial and non-financial corporate, divisional, and/or individual goals.

1. **Establish Payout Opportunities.** Targeted payout levels are expressed as a percentage of base salary and established for each participant. An individual's bonus components are determined by such individual's title and/or role. Bonus payouts could range from 0% to 200% of targeted payout levels (e.g., the maximum bonus payout for an individual with a targeted payout level of 50% of annual base salary would be 100% of annual base salary).

2. **Determine Financial Objectives.** The corporate financial goals under the 2019 STIP were focused on the achievement of adjusted revenue and adjusted EPS performance objectives (for definition of adjusted revenue and adjusted EPS, see Annex A).

3. **Set Individual Performance Objectives.** The 2019 STIP also provides for the assessment of performance based upon the achievement of individual performance objectives, which for some NEOs included divisional performance objectives, all of which were approved by the Committee.

4. **Calculate Funding Levels.** The overall funding level of the STIP is generally determined based upon the Company's performance against the established targets. Funding of the STIP is contingent upon achieving the threshold level for at least one of the two corporate performance objectives. If neither corporate performance objective threshold is met, there is no payout under the STIP.

5. **Approve Individual Awards.** Individual bonus awards for NEOs were calculated based the targeted payout levels and achievement of corporate financial and individual performance objectives.

Individual Bonus Opportunity Ranges[1]



CEO

| 50% Threshold | 150% Target | 300% Maximum |

Other NEOs

| 50% Threshold | 75% Target | 150% Maximum |

[1] *Expressed as a percentage of base salary*

2019 Performance Objectives and Results

The Committee believed the financial performance components of the 2019 STIP were achievable, but appropriately challenging, based on market climate and internal budgeting and forecasting. The following table outlines the threshold, target and maximum financial performance objectives for the 2019 STIP, as well as the results achieved:

Performance Measures	Weighting	Threshold	Target (100%)	Maximum	Actual Achieved under 2019 STIP
Adjusted Revenue	60%	$3.201B	$3.325B	$3.449B	$3.351B[(1)]
Adjusted EPS	40%	$2.21	$2.43	$2.65	$2.44

(1) *Actual adjusted revenue was $3.381 billion which would have resulted in overall funding of 129%. However, upon management's recommendation, the Committee exercised negative discretion and excluded approximately $30 million in revenue from the Company's divested blood screening business, which resulted in overall funding of 114%.*

Why Adjusted Revenue and EPS?

ADJUSTED REVENUE. The Committee believes that organic growth, that is, revenue growth excluding the impact of changes in foreign exchange rates and acquisitions and other transactions, is an important measure of management's achievements in operating the Company's core businesses during the year. Accordingly, the Committee utilizes adjusted revenue as a performance measure in the STIP.

Adjusted revenue, which is intended to reflect organic growth, is calculated on a constant currency basis using budgeted foreign currency exchange rates and, pursuant to the terms of our STIP, is also adjusted (i) to remove the effect of acquisitions or dispositions (including the discontinuance of a product or product line other than in the ordinary course of business) that are completed during the reporting period that materially affect the Company's consolidated revenue; and (ii) to exclude any acquisition-related accounting or other effects that are excluded in the calculation of adjusted EPS. Revenue that is adjusted to exclude the impact of these events is a non-GAAP measure.

For fiscal 2019, adjusted revenue was calculated on a constant currency basis, using the fiscal 2019 budgeted foreign currency exchange rates, and excludes the impact of the Focal Therapeutics, Inc. and Grand X-Ray Supplies Co. acquisitions. Management also recommended, and the Committee approved, excluding approximately $30 million of revenue from the Company's divested blood screening business, which has a very low profit margin. A reconciliation of our non-GAAP adjusted revenue to our GAAP revenue is provided in Annex A to this proxy statement.

ADJUSTED EPS. This metric is used by management to evaluate our historical operating results and as a comparison to competitors' operating results. The Committee agrees with this approach and uses this non-GAAP measure as a performance measure in the STIP.

Adjusted EPS is calculated as set forth in Annex A. This financial measure adjusts for specified items that can be highly variable or difficult to predict, as well as certain effects of acquisitions and dispositions that may not necessarily be indicative of operational performance. A reconciliation of our non-GAAP adjusted EPS to our GAAP EPS is provided in Annex A to this proxy statement.

How We Establish Adjusted Revenue and Adjusted EPS Goals

In setting the adjusted revenue and adjusted EPS goals for our 2019 STIP, the Committee considered the Company's historical performance as well as planned growth. For the 2019 STIP, adjusted revenue at target represents approximately 3.9% growth over the prior year adjusted revenue, while adjusted revenue at maximum represents approximately 7.7% growth over prior year adjusted revenue. Adjusted EPS at target represents approximately 10.0% growth over prior year adjusted EPS, while adjusted EPS at maximum represents approximately 19.9% growth over prior year adjusted EPS. Threshold adjusted revenue and adjusted EPS are generally set at prior year adjusted results - if there is no growth in adjusted revenue or adjusted EPS as compared to the prior year results, there is no payout under the applicable target.

2019 STIP Awards

For fiscal 2019, the Company exceeded the STIP target for adjusted revenue as well as for adjusted EPS. Adjusted revenue was 145% of target and adjusted EPS was 105% of target. With adjusted revenue weighted 60% and adjusted EPS weighted 40%, these performance results yield a payout at 129% of target. However, given the significant contribution to revenue from the Company's divested blood screening business, which is an uncontrollable and minimal profit revenue stream, management recommended reducing adjusted revenue by $30 million, which resulted in adjusted revenue performance at 121% of target and overall performance at 114% of target. The Committee agreed with this approach, exercised negative discretion, and set the overall funding level of the 2019 STIP at 114% of target funding. Individual bonus awards for NEOs were then calculated based on this overall funding level as well as the targeted payout levels and individual performance objectives for each NEO, as discussed in more detail below.

Individual performance objectives for our NEOs reflected the top priorities for our NEOs and were aligned with the top risks identified in our annual Enterprise Risk Management process, including driving global growth, strengthening the pipeline for 2020 and beyond and succession planning and talent development. Mr. Thornal's and Mr. Valenti's individual performance objectives also included revenue growth performance for their respective divisions.

Mr. MacMillan



Fiscal 2019 STIP Awards

Based on the Company's financial performance as well as an assessment of Mr. MacMillan's individual performance for fiscal 2019, Mr. MacMillan was awarded a total bonus amount of $1,814,139, which represents 114% of his overall target amount.

Target Payout Level

20% individual performance objectives

80% corporate financial performance objectives

150% of base salary

Performance Objectives and Outcomes

Mr. MacMillan's individual performance objectives were designed to reward the achievement of the following goals:

Performance Goals	Fiscal 2019 Performance Outcomes
Driving global growth by realizing planned Cynosure and International growth, accelerating revenue growth in other businesses and improving supply chain and product reliability.	• During the year, the Breast Health and Diagnostics divisions as well as the International business continued strong revenue growth, revenue growth in the Surgical division accelerated, while the Cynosure division missed its growth targets. • Mr. MacMillan continued to lead quarterly business reviews with each division, resulting in more visibility and accountability. • Product reliability increased during the year although there are still opportunities to optimize supply chain efficiency.
Strengthening the product pipeline for 2020 and beyond by driving for product launches in each division to impact 2020 revenue and identify and execute opportunities to impact 2020 revenue.	• The Company continued to strengthen its product pipeline organically and through acquisitions, with new products driving a significant amount of growth in 2019 and new product launches across the divisions planned for fiscal 2020. • The Company completed several acquisitions during fiscal 2019 and has significantly increased the number of potential acquisitions under review.
Focusing on succession planning and talent development by continuing to develop leaders as potential backfill for CEO and all senior positions.	• With his direct oversight of all Division Presidents, Mr. MacMillan continued to strengthen his development of leadership and potential successors. A number of key leadership positions, including Division Presidents of the Diagnostics and Medical Aesthetics divisions were filled by internal candidates.

Ms. Oberton



Fiscal 2019 STIP Awards

Based on the Company's financial performance as well as an assessment of Ms. Oberton's individual performance for fiscal 2019, Ms. Oberton was awarded a total bonus amount of $425,000, which represents 119% of her overall target amount.

Target Payout Level



20% individual performance objectives

80% corporate financial performance objectives

75% of base salary

Performance Objectives and Outcomes

Ms. Oberton's individual performance objectives were designed to reward the achievement of the following goals:

Performance Goals	Fiscal 2019 Performance Outcomes
Driving global growth through execution of Cynosure integration plans, including integration of financial systems, driving international growth plans, and optimize corporate solutions.	• Cynosure financial integration continued. • International and shared services structure realignment complete. • Improved tax rate. • Drove capital allocation strategy, with continued acquisitions and share repurchases while maintaining a net leverage ratio of 2-3x.
Strengthening the product pipeline for 2020 and beyond by delivering financial resources to support innovation and research and development and supporting business development opportunities.	• Finance provided insights and solutions to support critical pipeline programs. • Finance continued to drive analytics for successful new product launches. • Divisional, Corporate Finance and Information Services provided leadership and support for all acquisitions and integrations.
Focusing on succession planning and talent development by increasing organizational talent and capabilities, with specific focus on Cynosure international functions, continuing to support key experiences for finance talent, and identifying and developing potential successors for key financial leadership positions.	• Successors identified for key financial leadership positions and robust development plans in place for key successors. • Increased talent pipeline as measured by increase in number of high potential employees for critical positions. • Built plans for talent transition of key positions. • Retained talent in critical roles.

Mr. Griffin



Fiscal 2019 STIP Awards

Based on the Company's financial performance as well as an assessment of Mr. Griffin's individual performance for fiscal 2019, Mr. Griffin was awarded a total bonus amount of $440,000, which represents 118% of his overall target amount.

Target Payout Level

20% tied to individual performance objectives

75% of base salary

80% tied to corporate financial performance objectives

Performance Objectives and Outcomes

Mr. Griffin's individual performance objectives were designed to reward the achievement of the following goals:

Performance Goals	Fiscal 2019 Performance Outcomes
Driving global growth by aligning and allocating legal resources to support Cynosure's growth plan as well as growth in the other businesses and supporting initiatives to improve product and supplier reliability.	• The legal team focused on the most important priorities to grow revenue. • Cynosure legal resources in place. • Partnered with new supply chain leader to drive product and supplier reliability.
Strengthening the product pipeline for 2020 and beyond by delivering legal support for innovation and research and development projects, accelerating and developing the business development pipeline and providing legal support for business development transactions.	• Intellectual property and other resources were aligned with the most critical pipeline programs. • Integrated new business development leader and provided overall business development focus. • Continued to build legal team's business development capabilities.
Focusing on succession planning and talent development by developing potential successors, creating succession plans for direct reports, retaining key talent and filling open Cynosure attorney positions.	• Refined development plans for all attorneys and professionals in the legal group. • Continued to identify key experiences for potential successors and refined successor development and retention plans. • Partnered with Cynosure leadership to fill open positions. • Continued to be a valued and trusted advisor to the CEO and to the Board.

Mr. Thornal



Fiscal 2019 STIP Awards

Based on the Company's financial performance as well as an assessment of Mr. Thornal's individual performance for fiscal 2019, Mr. Thornal was awarded a total bonus amount of $385,000, which represents 114% of his overall target amount.

Target Payout Level

40% tied to individual performance objectives

75% of base salary

60% of his bonus opportunity tied to corporate financial performance objectives

Performance Objectives and Outcomes

Mr. Thornal's individual performance objectives were designed to reward the achievement of the following goals:

Performance Goals	Fiscal 2019 Performance Outcomes
Driving global growth by delivering U.S. revenue above budget, building a predictable operating model and adding immediate revenue with distribution agreements.	• The Medical Aesthetics division missed its fiscal 2019 budget goals, while the Diagnostics division, which Mr. Thornal led for the last two months of the fiscal year, exceeded its fiscal 2019 budget revenue goals, with particular strength in the molecular diagnostics business. • The Medical Aesthetics division entered into several distribution and partnership agreements during fiscal 2019.
Strengthening the pipeline for 2020 and beyond by adding to the portfolio through business development, driving the portfolio steering process, and expanding the pipeline with a focus on recurring revenue.	• Began a clinical study in 2019 for priority marketing claims for radio-frequency non-invasive body contouring. • Continued work on proposed clinical study to bolster MonaLisa Touch claims.
Focusing on succession planning and talent development by strengthening leadership capabilities and infusing leadership principles of a high-performing organization, continue external recruiting vigilance to attract top talent.	• Identified and continued development of successors for key leadership roles. Assumption of Medical Aesthetics Division President role by internal candidate, one of Mr. Thornal's direct reports, shows successful talent development. • Identified and retained critical talent. • Filled open positions with urgency and speed.

Mr. Valenti



Fiscal 2019 STIP Awards

Based on the Company's financial performance as well an assessment of Mr. Valenti's individual performance for fiscal 2019, including U.S. revenue performance, Mr. Valenti was awarded a total bonus amount of $470,000, which represents 123% of his overall target amount.

Target Payout Level



40% tied to individual performance objectives

75% of base salary

60% tied to corporate financial performance objectives

Performance Objectives and Outcomes

Mr. Valenti's individual performance objectives were designed to reward the achievement of the following goals:

Performance Goals	Fiscal 2019 Performance Outcomes
Driving global growth by achieving U.S. and global budgeted revenue, delivering on planned fiscal 2019 product launches on time and achieving planned associated revenue and restructuring the U.S. sales team.	• Breast and Skeletal Health division exceeded budget revenue goals both in the U.S. and internationally. • Mr. Valenti positioned the division for continued acceleration in revenue growth, completing a reorganization of the sales team to focus more on the customer, with smaller territories and sales reps selling the entire value chain of products and solutions. • Continued to evolve commercial business model to better meet customer needs and provide steady and profitable revenue.
Strengthening the pipeline for 2020 and beyond by driving innovation and adding to the Breast and Skeletal Health portfolio through business development activities.	• Continued commitment to insight-driven innovation and strategic acquisitions that align with the division's – and Company's – mission to make a positive impact in breast health from screening to pathology. • Accelerated innovation with 11 new product launches during fiscal 2019 and continuing steady cadence of new products with diversified products in the pipeline for fiscal 2020 and beyond. • Closed acquisition of Focal Therapeutics, manufacturer of the BioZorb marker, and acquired 46% ownership of SuperSonic Imagine, an innovator in cart-based ultrasound products, enabling Hologic to play a larger role in breast-conserving surgery and strengthening our offerings to radiologists, pathologists and breast surgeons.
Focusing on succession planning and talent development by improving talent plans with a focus on manager level and above, identifying and growing near- and longer-term succession candidates, and providing quarterly development and performance feedback.	• Development plans in place for talent in critical positions. • Identified successors for senior leadership roles.

Long-Term Equity Incentives

We believe long-term equity incentive compensation encourages NEOs to seek sustainable growth and value creation. We also use our long-term awards to attract and retain critical employee talent by providing a competitive market-based opportunity. To achieve these objectives, we award long-term incentives on an annual basis in the form of equity. For fiscal 2019, we structured our annual equity incentive awards as follows:



40%
Restricted
Stock Units

50%
Performance
Stock Units

25%
Stock
Options

Performance Stock Units - ROIC PSUs

Half of the PSUs granted use ROIC as a metric and vest only if the Company achieves a pre-determined ROIC three-year average minimum threshold (the ROIC PSUs) at the end of a three-year performance period. If the minimum three-year average ROIC threshold is not achieved, none of the ROIC PSUs granted for that three-year performance period will vest and all will be forfeited. If the target three-year average ROIC goal is achieved, 100% of the ROIC PSUs granted will vest. The maximum payout for ROIC PSUs is limited to 200% of the target number of ROIC PSUs granted and is earned only if we achieve the maximum three-year average ROIC goal.

At the vesting date, earned PSU awards are settled in shares of common stock, unless settlement has been deferred pursuant to the Company's Deferred Equity Plan. For details about our use of ROIC as a performance measure, please see "Why ROIC and Relative TSR?" below. ROIC PSUs also are subject to the terms and conditions set forth in the form of ROIC Performance Stock Unit Award Agreement.

The following table outlines the threshold, minimum, target, 125% and maximum three-year average ROIC goals for the ROIC PSUs granted as fiscal 2019 long-term incentive awards (see "2019 Long-Term Annual Incentive Award Grants" below):



[1]   Calculated at the end of the three-year performance period.

[2]   Expressed as a percentage of target PSUs granted.

> The Company's ROIC for fiscal 2019 was 13%. If we fail to achieve the minimum three-year average ROIC goal of 12% for the fiscal 2019-2021 performance period, none of the PSUs granted as fiscal 2019 long-term incentive awards will vest, and all will be forfeited.

Vesting of ROIC PSUs Granted in Fiscal 2016

The PSU awards granted in November 2015 (fiscal 2016) vested in November 2018 (fiscal 2019). These ROIC PSUs were subject to a three-year cliff vesting period with vesting contingent on the Company achieving an average ROIC of 11% for the three-year performance period. If ROIC for the performance period was below 11%, none of the PSUs would vest. Target ROIC was 12%. Actual ROIC performance was 12.61% for the three-year performance period. Accordingly, these PSUs vested at 115% of target.

Vesting of ROIC PSUs Granted in Fiscal 2017

The PSU awards granted in November 2016 (fiscal 2017) vested in November 2019 (fiscal 2020). These ROIC PSUs were subject to a three-year cliff vesting period with vesting contingent on the Company achieving an average ROIC of 12% for the three-year performance period. If ROIC for the performance period was below 12%, none of the PSUs would vest. Target ROIC was 14%. Actual ROIC performance was 12.71% for the three-year performance period. Accordingly, these PSUs vested at 65% of target. For these fiscal 2017 grants, the ROIC target reflects a 200 basis point increase from the prior year's grants. During 2017, after the fiscal 2017 ROIC PSU target was set and the grants were made, the Company both divested its higher margin blood screening business and acquired the lower margin, but potentially higher growth, medical aesthetics business, dramatically changing the Company's profile – and impacting ROIC.

Performance Stock Units - TSR PSUs

The other 50% of PSUs vest based on the Company's total stockholder return as compared to the total stockholder return of companies in the TSR PSU Peer Group, measured over a three-year performance period (the TSR PSUs). This metric was introduced effective for PSU grants made in fiscal 2017. The TSR PSU awards vest at target and at 200% of target upon achievement of relative total stockholder return at the 50th and 95th percentile, respectively. If the Company's relative total stockholder return is below the 25th percentile, then no TSR PSUs will vest. At the vesting date, earned PSU awards are settled in shares of common stock, unless settlement has been deferred pursuant to the Company's Deferred Equity Plan. For details about our use of relative TSR as a performance measure, please see "Why ROIC and Relative TSR?" below. TSR PSUs also are subject to the terms and conditions set forth in the form of TSR Performance Stock Unit Award Agreement.

Vesting of TSR PSUs Granted in Fiscal 2017

The PSU awards granted in November 2016 (fiscal 2017) vested in November 2019 (fiscal 2020). These TSR PSUs were subject to a three-year cliff vesting period with vesting contingent on the Company achieving a relative total stockholder return at the 25th percentile or above. If relative total stockholder return for the performance period was below the 25th percentile, none of the PSUs would vest. Hologic's total stockholder return for the three-year performance period was 29.27%, which put Hologic in the 22nd percentile of the TSR PSU peer group. As this is below the 25th percentile threshold, none of the TSR PSUs granted in fiscal 2017 vested, and all were forfeited.

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Why ROIC and Relative TSR?

ROIC. The Committee introduced ROIC as a performance metric in fiscal 2014 to hold management accountable for generating greater returns on capital allocated. Investors have been supportive of the use of ROIC. Given the significant improvement in ROIC since its introduction as a performance metric, the Committee believes it is having the intended effect.

In addition to being well-received and supported by our stockholders, the use of ROIC:

✔ Creates an effective balance in our program of growth (our STIP focuses on adjusted revenue and adjusted EPS) and returns (our long-term incentives focus on ROIC)

✔ Holds management accountable for the efficient use of capital

✔ Links executive compensation to value creation

The key building blocks of our ROIC metric are: (1) adjusted net operating profit after tax (NOPAT), (2) average net debt, and (3) average stockholders' equity. ROIC is calculated as NOPAT/(average net debt + average stockholders' equity).[1] ROIC is a non-GAAP measure. See Annex A for a reconciliation of non-GAAP measures.

RELATIVE TSR. In addition to being well-received and supported by our stockholders, use of relative TSR:

✔ Provides an external performance measure, which complements the internal ROIC measure

✔ Links executive compensation directly to stockholder value creation

To calculate the Company's relative TSR performance, the cumulative three-year TSR for Hologic and each of the companies in the TSR Peer group is calculated and then Hologic's discrete percentile rank is calculated. The TSR PSUs vest at target and at 200% of target upon achievement of relative TSR at the 50th and 95th percentile, respectively. If the Company's relative TSR is below the 25th percentile, no TSR PSUs will vest and all will be forfeited.

[1] *NOPAT is calculated in a manner similar to the calculation of adjusted net income, as used for the calculation of adjusted EPS under our STIP as described in Annex A, except the operating results of Cynosure post acquisition and the impact to operations from divesting the blood screening business after the disposition date are not excluded, and non-operating income and expenses are excluded, such as interest expense, etc. The NOPAT amounts are intended to match the amounts included in our publicly released Non-GAAP results. Average stockholders' equity is the average of the beginning of the period and the end of the period stockholders' equity; provided, however, that average stockholders' equity is adjusted to exclude any charges for impairment of goodwill and intangible assets that occur after September 28, 2013. Average net debt is the average of the beginning of the period and the end of the period net debt which is the total book value of all debt outstanding less cash, cash equivalents and restricted cash.*

How We Establish ROIC and Relative TSR Goals

ROIC. In setting ROIC goals for the ROIC PSUs, the Committee considered past performance as well as future opportunities for efficiencies. Considering the Company's past and anticipated financial performance as well as its current strategy to accelerate business development activities, for the fiscal 2019 ROIC PSU grants, the Committee determined to keep the ROIC minimum threshold at 12%, the target at 13% and the maximum at 15%, as in fiscal 2018.

In addition, the performance scale for 2019 ROIC PSU grants has a non-linear performance scale above target which only accelerates once ROIC of 14% is achieved. If we fail to achieve the minimum three-year average ROIC goal of 12% for the fiscal 2019-2021 performance period, none of the ROIC PSUs granted as fiscal 2019 long-term incentive awards will vest and all will be forfeited.

RELATIVE TSR. In implementing and setting the new relative TSR goals for the TSR PSUs, the Committee considered market practice as well as the Company's focus on driving stockholder value. The TSR PSUs granted as fiscal 2019 long-term incentive awards vest at target upon achievement of relative TSR at the 50th percentile of a custom TSR Peer Group. If the Company's relative TSR is below the 25th percentile, then no TSR PSUs will vest, and all will be forfeited. The Company considered utilizing the 75th percentile of TSR as the threshold for the maximum 200% payout, as many companies do, but determined to use the more challenging 95th percentile as the threshold for maximum payout.

Stock Options

Stock options vest in four equal annual installments, becoming fully vested on the fourth anniversary of the grant date. Stock options have a 10-year term and are subject to the terms and conditions set forth in the form of Stock Option Award Agreement.

Restricted Stock Units

RSUs vest in three equal annual installments, becoming fully vested on the third anniversary of the grant date. Only vested RSUs can be exchanged for shares of Hologic common stock. RSUs also are subject to the terms and conditions set forth in the form of Restricted Stock Unit Award Agreement.

2019 Long-Term Annual Incentive Award Grants

The annual long-term incentive awards granted to our NEOs in November of 2018 (fiscal 2019) as compared to awards for fiscal 2018 are as follows:

NEO	FY2019 Award Value[1] ($)	FY2018 Award Value[1] ($)	Change (%)
Stephen P. MacMillan	8,109,496[2]	8,292,022[2]	(2.2)%
Karleen M. Oberton	1,400,000[3]	350,000[3]	300%
John M. Griffin	1,500,000	1,400,000	7.1%
Kevin R. Thornal	850,000[4]	—[4]	N/A%
Peter J. Valenti, III	1,400,000	1,000,000	40%

[1] The award values in this table differ slightly from the grant date fair values of the awards reported in the Summary Compensation Table and the Grants of Plan-Based Awards Table. The award values in this table are the values awarded by the Committee while the grant date fair value of each award reported in the Summary Compensation Table and the Grants of Plan-Based Awards Table is the award value for accounting purposes.

[2] Does not include the value of the Matching RSU grant made each year pursuant to Mr. MacMillan's Employment Agreement ($1,000,000 and $964,714 in fiscal 2019 and fiscal 2018, respectively) or the special retention equity grant awarded effective December 2017 ($30 million).

[3] Ms. Oberton became CFO on August 1, 2018, two months before the end of fiscal 2018.

[4] Mr. Thornal became an executive officer on July 29, 2019, two months before the end of fiscal 2019, when he assumed the role of Division President of the Company's Diagnostics division.

The 2.2% decrease in the value of Mr. MacMillan's fiscal 2019 long-term incentive award annual grant value as compared to his fiscal 2018 annual grant value is calculated in accordance with the terms of his Employment Agreement, as described on page 46. For fiscal 2018 as compared to fiscal 2017, adjusted net income decreased 2.2% and adjusted EPS increased 0.5%. Although adjusted EPS increased, because Mr. MacMillan's grant value adjusts based on the lower result, the applicable metric is adjusted net income. While Mr. MacMillan's grant value increases 0.5% for every 1% increase in the applicable metric, the value decreases 1% for every 1% decrease in the applicable metric. Accordingly, the 2.2% decrease in adjusted net income growth yields a 2.2% decrease in Mr. MacMillan's fiscal 2019 grant value.

The increase in value of Mr. Valenti's fiscal 2019 long-term incentive award grant as compared to his fiscal 2018 grant was due in large part to the performance of the Breast Health division in fiscal 2018 as well as the key role the division plays and is expected to play in the Company's growth. The increase in Mr. Griffin's grant is based on his continued role as a valued advisor, as well as the additional responsibility he assumed during the year overseeing business development activities as well as for retention purposes. The significant increase in Ms. Oberton's fiscal 2019 grant value is related to her assumption of the role of CFO in August 2018. Her fiscal 2019 grant value is in line with early grants awarded to our prior CFO when he was a first-time public company CFO.

2020 Long-Term Annual Incentive Award Grants

For the annual long-term incentive awards granted to our NEOs in November of 2019 (fiscal 2020), Mr. MacMillan's grant increased 3.9% as compared to his fiscal 2018 grant in accordance with the terms of his Employment Agreement, as described on page 46. For fiscal 2019, adjusted net income increased 7.9% while adjusted EPS increased 10.4%. As adjusted net income grew less than adjusted EPS, adjusted net income is the applicable metric. Half of 7.9% adjusted net income growth is 3.9%, yielding a 3.9% increase in grant value.

With respect to the other NEOs, the fiscal 2020 grants increased by approximately 20% for Ms. Oberton and Messrs. Thornal and Valenti and by approximately 7% for Mr. Griffin. These grants align with performance as well as acknowledge the competitive position of the individual's total direct compensation for the year.

Deferred Compensation

Deferred Compensation Program Contributions

The Company's Non-Qualified Deferred Compensation Plan (the DCP) provides our NEOs with non-qualified retirement benefits in excess of what may be provided under our 401(k) Savings and Investment Plan and tax code limitations. The Committee considers the DCP Company contribution in the context of total compensation and views the contribution both as a tool to help close a competitive market gap when evaluating the total value of annual compensation and as a retention mechanism.

The DCP allows NEOs to contribute up to 75% of their base salary and 100% of their annual bonus to a supplemental retirement account. In addition, the Company has the ability to make annual contributions to the DCP. Each DCP contribution the Company makes on behalf of our NEOs is subject to a three-year vesting schedule, such that one-third of each contribution vests annually and each contribution is fully vested three years after the contribution is made. In addition, Company contributions become fully vested upon: (i) death, disability or a change of control; (ii) retirement after the attainment of certain age and/or service milestones; or (iii) as otherwise provided by the Committee in its sole discretion. The DCP Company contributions granted to our NEOs in November 2019 (fiscal 2020) and November 2018 (fiscal 2019) are set forth below:

	DCP Company Contribution	
NEO	November 2019 (fiscal 2020) ($)	November 2018 (fiscal 2019) ($)
Stephen P. MacMillan	285,000	250,000
Karleen M. Oberton	260,000	140,000
John M. Griffin	175,000	150,000
Peter J. Valenti, III	335,000	140,000
Kevin R. Thornal	135,000	N/A[1]

[1] Mr. Thornal became an executive officer on July 29, 2019.

The overall funding of the Company's contributions to the DCP is based on the applicable STIP funding factor, with the amount of the Company DCP contribution to each individual based upon role/job level target values with differentiation for individual performance. Ms. Oberton received an increased DCP contribution based on her successful transition into the CFO role. Mr. Valenti received a significantly increased DCP contribution for fiscal 2020 based on his performance in fiscal 2019, including the global revenue growth, successful acquisitions and strong product pipeline in the Breast Health division. These increased DCP grants, which are intended to bolster retention, also partially offset the loss of value related to the fiscal 2017 PSU grants, the vesting of which was impacted by the Company's 2017 divestiture of its blood screening business and acquisition of Cynosure – decisions in which these two executives did not participate.

Deferred Equity Plan

The Hologic, Inc. Deferred Equity Plan, as amended (the DEP) is designed to allow executives and non-employee directors to accumulate Hologic stock in a tax-efficient manner and assist them in meeting their long-term equity accumulation goals and stock ownership guidelines. Participants may elect to defer the settlement of RSUs and PSUs granted under the Amended and Restated 2008 Equity Incentive Plan until separation from service or separation from service plus a fixed number of years. Participants may defer settlement by vesting tranche. Although the equity will vest on schedule, if deferral of settlement is elected, no shares will be issued until the settlement date. The settlement date will be the earlier of death, disability, change in control or separation from service/separation from service plus number of years elected.

Other Compensation

Retirement Benefits

The Committee maintains retirement benefits to help the Company attract and retain the most highly talented senior executives. Over the years, the Committee has modified these programs to ensure competitive alignment with an evolving market. We believe the overall value of our retirement programs is consistent with our industry peers.

401(k) Savings and Investment Plan

The Company sponsors a 401(k) Savings and Investment Plan, which is a qualified retirement plan offered to all eligible employees, including our NEOs. The Plan allows participants to elect to defer a portion of their compensation on a pre-tax basis, up to the limits imposed by the Internal Revenue Code of 1986, as amended. In 2019, which includes the first three months of the Company's fiscal 2020, the Company matched 100% of the first 3% and 50% of the next 2% of each participant's deferrals, up to an amount equal to 4% of the first $280,000 earned by a participant.

Equity Retirement Provision

After considering market trends in retirement program practices as well as the needs of the Company, during fiscal 2016, the Committee approved the addition of a retirement provision to its equity compensation program. The provision, which applies solely to U.S. employees, provides for the continued vesting of RSUs and stock options and pro-rata vesting of PSUs when a person retires, if the individual is either 65 years of age or older, or at least 55 years of age with 10 years of continuous service with the Company. While RSUs and stock options continue to vest on their original vesting schedule following retirement, PSUs vest on their original vesting date on a pro-rata basis (based on number of days employed during the applicable performance period) based on actual performance during the performance period (assuming threshold performance is achieved). If threshold performance is not achieved during the applicable performance period, no PSUs will vest. This equity retirement provision is applicable to equity grants made from November 5, 2015 forward.

Other Benefits and Perquisites

Our NEOs also generally participate in other benefit plans on the same terms as all of our other employees. These plans include our employee stock purchase plan, medical and dental insurance, life insurance, short- and long-term disability insurance programs, as well as customary vacation, leave of absence and other similar policies.

We also provide limited perquisites and personal benefits based on considerations unique to each NEO position. During fiscal 2019, we provided each of the NEOs with an automobile allowance. In addition, Mr. MacMillan has access to private air transportation for business purposes and limited non-entertainment personal use. The non-entertainment personal use is subject to a maximum aggregate incremental cost to the Company of $150,000 per fiscal year. The values of all perquisites and other personal benefits provided to our NEOs are included in the "All Other Compensation" column of the Summary Compensation Table on page 65.

Our Decision-Making Process

The Compensation Committee oversees the compensation and benefits programs for our NEOs. The Committee is comprised solely of independent, non-employee members of the Board of Directors. The Committee works very closely with its independent compensation consultant and management to ensure that our Company's executive compensation program is appropriately aligned with our business strategy and is achieving the desired objectives. Details of the Committee's authority and responsibilities are specified in the Committee's charter, which may be accessed through **investors.hologic.com.**

The Role of the Committee

The Committee seeks to ensure that the links between our executive compensation program and our business goals are responsible, appropriate and strongly aligned with stockholder interests. The Committee annually determines the compensation levels of our NEOs by considering several factors, including:

- Each NEO's role and responsibilities
- How the NEO is performing those responsibilities
- Our historical and anticipated future financial performance
- Compensation practices of the companies in our peer group(s)
- Survey data from a broader group of comparable public companies (where appropriate)

The Role of Management

During fiscal 2019, Mr. MacMillan reviewed the performance and compensation of the NEOs, other than himself, and made recommendations as to their compensation to the Committee. No executive officer participates in the deliberations of the Committee regarding his or her own compensation.

The Role of the Independent Compensation Consultant

The Committee retained Pearl Meyer & Partners, LLC (Pearl Meyer) to serve as its executive compensation consultant for fiscal 2019. Pearl Meyer did not perform any services for us other than as directed by the Committee.

During fiscal 2019, Pearl Meyer advised the Committee on a variety of subjects such as compensation plan design and trends, pay for performance analytics, benchmarking norms, and other such matters. Pearl Meyer also conducted a risk assessment of our executive compensation practices for fiscal 2019, as described in "Risk Oversight" on page 24. Pearl Meyer reports directly to the Committee, participates in meetings as requested and communicates with the Committee Chair between meetings as necessary.

Prior to engaging Pearl Meyer, the Committee reviewed the firm's qualifications as well as its independence and any potential conflicts of interest. The Committee has the sole authority to modify or approve Pearl Meyer's compensation, determine the nature and scope of its services, evaluate its performance, and terminate the engagement and hire a replacement or additional consultant at any time.

Peer Group

The Committee compares our executive compensation program to a group of companies that are comparable in terms of size and industry (the Primary Peer Group). The overall purpose of this peer group is to provide a market frame of reference for evaluating our compensation arrangements (current or proposed), understanding compensation trends among comparable companies, and reviewing other compensation and governance-related topics that may arise during the course of the year.

For setting target compensation levels for NEOs in fiscal 2019, the Company examined the practices of the following 15 companies (as well as other relevant data):

2019 Primary Peer Group Composition

Agilent Technologies, Inc.	Illumina, Inc.	Teleflex Incorporated
Boston Scientific Corporation	Intuitive Surgical, Inc.	The Cooper Companies, Inc.
DENTSPLY Sirona, Inc.	PerkinElmer, Inc.	Varian Medical Systems, Inc.
Edwards Lifesciences Corp.	ResMed, Inc.	Waters Corporation
IDEXX Laboratories, Inc.	Steris Plc	Zimmer Biomet Holdings, Inc.

Peer Group Data[1]

	Revenue ($M)	Enterprise Value ($M)
50th Percentile	$2,788	$15,002
Hologic	$3,240	$13,549
Hologic Rank	60th	35th

[1] Data as available February 2018.

Each year, Pearl Meyer conducts and presents to the Committee an executive compensation competitive assessment to assist the Committee in assessing whether executive target pay levels by element and in the aggregate are competitive in the marketplace. For fiscal 2019, the target annual TDC opportunities, comprised of base salary, target annual STIP, annual long-term incentive awards and deferred compensation contributions, were determined to be competitive with market median for Mr. Thornal, above market median for Mr. MacMillan and Mr. Griffin and below market median for Ms. Oberton and Mr. Valenti.

The Committee recognizes that Mr. MacMillan is a seasoned, accomplished CEO whose market for prospective employment opportunities includes larger organizations, as evidenced by the substantial offer he received from one such company in October 2017. As such, Mr. MacMillan's fiscal 2019 target annual TDC opportunity, which does not include his special equity retention grant, is positioned in the upper quartile of the Primary Peer Group, which the Compensation Committee believes is warranted given his experience and value to the Company. Although the Committee does not use the Supplemental Peer Practices Group (discussed below) in setting compensation, we note that Mr. MacMillan's fiscal 2019 target annual TDC opportunity is in the lowest quartile of the Supplemental Practices Peer Group.

Changes to the Primary Peer Group

Pearl Meyer and the Committee review our Primary Peer Group annually for appropriateness based on a variety of factors including: similarities in revenue levels and size of market capitalization and enterprise value, similarities to the industries in which we operate, the overlapping labor market for top management talent, our status as a publicly traded, U.S.-based, non-subsidiary company, and various other characteristics. The Company uses enterprise value in addition to market capitalization for comparative purposes because of its capital structure.

Following each of the 2018 and the 2019 reviews of our Primary Peer Group, the Committee changed the Primary Peer Group utilized for purposes of fiscal 2019 compensation and for fiscal 2020 compensation, as follows:

2018 Peers	2018 to 2019 Changes	2019 Peers	2019 to 2020 Changes
Agilent Technologies, Inc. Boston Scientific Corporation C.R. Bard, Inc. DENTSPLY Sirona, Inc. Edwards Lifesciences Corp. IDEXX Laboratories, Inc. Illumina, Inc. Intuitive Surgical, Inc. PerkinElmer, Inc. ResMed, Inc. Varian Medical Systems, Inc. Waters Corporation Zimmer Biomet Holdings, Inc.	**ADDITIONS** • Steris Plc • Teleflex Incorporated • The Cooper Companies, Inc. Bolster the peer group sample size and provide balance on the lower end of the group in terms of market cap and enterprise value. **REMOVAL** • C.R. Bard, Inc. (Acquired)	Agilent Technologies, Inc. Boston Scientific Corporation DENTSPLY Sirona, Inc. Edwards Lifesciences Corp. IDEXX Laboratories, Inc. Illumina, Inc. Intuitive Surgical, Inc. PerkinElmer, Inc. ResMed, Inc. Steric Plc Teleflex Incorporated The Cooper Companies, Inc. Varian Medical Systems, Inc. Waters Corporation Zimmer Biomet Holdings, Inc.	**NO CHANGES**

Pearl Meyer also developed a Supplemental Practices Peer Group of larger companies to serve as a reference point in understanding design characteristics of compensation programs at larger companies. The group was not used to set compensation levels for the NEOs. The group consists of both direct product competitors and recent sources of executive talent. Below is the Supplemental Practices Peer Group which the Company referenced while assessing compensation design for fiscal 2019 compensation.

Supplemental Practices Peer Group Composition

Abbott Laboratories Baxter International Inc. Becton, Dickinson and Company	Johnson & Johnson Medtronic plc	Stryker Corporation Thermo Fisher Scientific Inc.

TSR Peer Group

The Company uses a custom TSR Peer Group comprised of select companies from the Company investor relations performance benchmarking group and the executive compensation Peer Groups discussed above. The TSR Peer Group is approved by the Compensation Committee each year at the time the TSR PSU awards are granted. Companies which are acquired or otherwise delisted during the performance period are excluded from the final calculation. For the fiscal 2019 TSR PSU awards, the following companies were set as the TSR Peer Group:

2019 TSR Peer Group Composition

Abbott Laboratories	IDEXX Laboratories, Inc.	Qiagen NV
Agilent Technologies, Inc.	Illumina Inc.	Quest Diagnostics Inc.
Baxter International Inc.	Integra LifeSciences Holdings Corp	ResMed Inc.
Becton, Dickinson and Company	Intuitive Surgical, Inc.	Stryker Corporation
Boston Scientific Corporation	Laboratory Corp. of America Holdings	The Cooper Companies Inc.
Bruker Corporation	Mettler-Toledo International Inc.	Thermo Fisher Scientific Inc.
DENTSPLY SIRONA Inc.	Myriad Genetics, Inc.	Varian Medical Systems, Inc.
DexCom, Inc.	NuVasive, Inc.	Waters Corporation
Edwards Lifesciences Corp.	PerkinElmer Inc.	Zimmer Biomet Holdings, Inc.

Additional Compensation Practices, Policies & Guidelines

Our Position on Employment, Change of Control and Severance Agreements

Our ability to build the exceptional leadership team in place today was due in large part to our having a full complement of compensation tools available to us and the flexibility to use them. This includes the ability to leverage employment, change of control and severance agreements.

The Committee believes that together, our employment, change of control and severance agreements, which are guided by our compensation philosophy and governance practices and policies (e.g., double-trigger change of control provisions, no tax gross-ups), are well aligned with those of our peers. More importantly, they foster stability within senior management by helping our executives maintain continued focus and dedication to their responsibilities to maximize stockholder value, including in the event of a transaction that could result in a change in control of our Company.

The Committee believes that providing change of control and severance benefits eliminates, or at least reduces, any reluctance of senior management to pursue potential change of control transactions that may be in the best interests of stockholders.

We also understand the concern of our stockholders regarding severance arrangements, and in 2015, the Committee adopted a Policy on Executive Severance Agreements. This policy limits severance benefits under any new severance or employment agreements entered into with executive officers to 2.99 times the sum of the executive officer's base salary and non-equity incentive plan payment or other annual non-equity bonus or award; any benefits in excess of this amount must be ratified by stockholders. For purposes of this policy "severance benefits" do not include the value of accelerated vesting of any outstanding equity awards or payments under the Company's retirement and deferred compensation plans. Details about the specific arrangements made with our NEOs are set forth on pages 72-74.

Executive Stock Ownership Guidelines

Our Board believes that our directors and officers should hold a meaningful financial stake in the Company in order to further align their interests with those of our stockholders. Our CEO is expected to achieve equity ownership in the Company with a value of five times his then current base salary and each of our other NEOs and executive officers is expected to achieve equity ownership in the Company with a value of two times his or her then current base salary, within five years of becoming subject to the guidelines. Only shares of stock issued and outstanding (or vested and deferred under our deferred equity plan) are credited towards the ownership goals. All of our NEOs who have been subject to the guidelines for five years have achieved ownership in excess of the guideline. Information about ownership guidelines for our non-employee directors can be found in the "Director Compensation" section on page 34 of this proxy statement.

Incentivized to Drive Stockholder Value

Mr. MacMillan is invested in Hologic. Literally. Under our stock ownership guidelines, he is expected to achieve equity ownership in the Company with a value of five times his base salary. As of the end of fiscal 2019, he owned equity in the Company with a value of over 60 times his fiscal 2019 base salary. The value of these shares held by Mr. MacMillan (including shares vested but deferred, but not including any unvested equity) is over $70 million, based on the closing price per share of Hologic stock on September 27, 2019, making him one of our 30 largest stockholders. Mr. MacMillan purchased over 15% of these shares in the open market. As evidenced by his substantial ownership of Hologic shares, Mr. MacMillan's interests are well-aligned with those of stockholders.

Compensation Recoupment Policy

Under our compensation recoupment, or clawback, policy, if our Board determines that an officer engaged in fraud or willful misconduct that resulted in a restatement of the Company's financial results, then the Board may review all performance-based compensation – both cash and equity – awarded to or earned by that officer on the basis of performance during the fiscal periods materially affected by the restatement. If, in the view of our Board, the performance-based compensation would have been lower if it had been based on the restated financial results, the Board may, to the extent permitted by applicable law, seek recoupment from that officer of any portion of such performance-based compensation as it deems appropriate after a review of all relevant facts and circumstances. Any recoupment under this policy may be in addition to, and shall not otherwise limit, any other remedies that may be available to the Company under applicable law, including disciplinary actions up to and including termination of employment.

Hedging and Pledging Policy

Our Insider Trading Policy prohibits employees and directors of the Company from engaging in hedging or similar arrangements with respect to the Company's securities, including, without limitation, short sales and buying or selling puts, calls or other derivative securities (except for stock options granted by the Company). Pursuant to the Insider Trading Policy, employees and directors are also prohibited from holding Company securities in a margin account or otherwise pledging Company securities as collateral for a loan.

Tax and Accounting Considerations

The Committee considers tax and accounting implications in determining all elements of our compensation plans, programs and arrangements, although they are not the only factors considered. In some cases, other important considerations may outweigh tax or accounting considerations, and the Committee maintains the flexibility to compensate its officers in accordance with the Company's compensation philosophy.

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally limits the deductibility of compensation to $1 million per year for certain named executive officers of the Company, except that historically Section 162(m) provided for an exemption for compensation that qualified as "performance-based compensation." In the past, several elements of our named executive officers' compensation were intended to be deductible under Section 162(m) as performance-based compensation. The Tax Cuts and Jobs Act of 2017 repealed the exemption from the Section 162(m) deduction limit for performance-based compensation, effective for taxable years beginning after December 31, 2017, but provides a transition rule with respect to remuneration that is provided pursuant to a written binding contract which was in effect on November 2, 2017 and which was not materially modified after that date. As a result, we expect that, subject to certain exceptions for arrangements that were outstanding as of November 2, 2017, compensation paid to our named executive officers in excess of $1 million generally will not be deductible.

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following table presents information regarding compensation of each of the NEOs for services rendered during the fiscal years indicated. A description of our compensation policies and practices as well as a description of the components of compensation payable to our NEOs is included above under "Compensation Discussion and Analysis."

Name and Principal Position[1]	Year	Salary ($)	Bonus ($)	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Stephen P. MacMillan Chairman, President and Chief Executive Officer	2019	1,060,900	—	7,082,065	2,027,373	1,814,139	—	390,276[6]	12,374,753
	2018	1,030,000	—	27,183,611	12,072,994	1,390,500	—	363,037	42,040,142
	2017	1,048,077	—	6,229,190	1,955,682	1,545,000	—	426,959	11,204,908
Karleen M. Oberton Chief Financial Officer	2019	475,000	—	1,049,897	349,993	425,000	—	158,075[7]	2,457,965
	2018	376,032	—	262,379	87,492	337,500	—	76,240	1,139,643
John M. Griffin General Counsel	2019	495,000	—	1,124,991	374,995	440,000	—	188,038[8]	2,623,024
	2018	470,000	—	1,049,910	349,995	375,000	—	188,009	2,432,914
	2017	478,654	—	974,957	324,999	355,000	—	217,607	2,351,217
Kevin R. Thornal Division President, Diagnostics	2019	408,654	850,000[2]	637,412	212,492	385,000		246,740[9]	2,740,298
Peter J. Valenti, III Division President, Breast & Skeletal Health	2019	510,000	—	1,049,897	349,993	470,000	—	210,437[10]	2,590,327
	2018	490,000	—	749,891	249,987	385,000	—	162,660	2,037,538
	2017	488,798	—	974,957	324,999	325,000	—	205,405	2,319,159

[1] Reflects position on September 28, 2019, the last day of fiscal 2019. Mr. Thornal assumed the role of Division President, Diagnostics on July 29, 2019.

[2] Represents bonus paid to Mr. Thornal when he assumed the role of Division President, Diagnostics, recognizing his work on the divestiture of the Company's former medical aesthetics division.

[3] The amounts included in the "Stock Awards" column represent the aggregate grant date fair value of RSUs and PSUs subject to ROIC goals (ROIC PSUs) and PSUs subject to relative total shareholder return (TSR) goals (TSR PSUs) granted during the respective fiscal years. These values have been determined as of the date of grant under GAAP based on the assumptions described in footnote 10 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended September 28, 2019. The RSUs (other than the matching RSUs discussed below) vest annually in equal installments over a required service period, and the PSUs cliff-vest at the end of a three-year period provided the pre-determined performance metrics are achieved (ROIC or relative TSR, as applicable). For the PSUs, the grant date fair value is based on our estimate of the probable outcome of the performance conditions applicable to each PSU award. Assuming the achievement of the highest level of performance conditions with respect to these PSUs (200% of target for both the ROIC PSUs and the TSR PSUs), the maximum possible value of the ROIC and TSR PSUs, respectively, granted to our NEOs in fiscal 2019 are: Mr. MacMillan: $4.1 million and $3.0 million; Ms. Oberton: $700,000 and $520,000; Mr. Griffin: $750,000 and $557,000; Mr. Valenti: $700,000 and $520,000; and Mr. Thornal: $425,000 and $316,000. Mr. MacMillan's stock awards in fiscal 2018 include his special retention equity grant with an aggregate grant date fair value of $20.0 million, split evenly between ROIC PSUs and TSR PSUs. For Mr. MacMillan, the stock awards in fiscal 2019, 2018 and 2017 also include matching RSUs granted on November 12, 2018, December 1, 2017 and December 1, 2016 with a fair value on the date of grant of $999,996, $964,714 and $362,228, respectively, which is equal to the number of shares held or vested but deferred by Mr. MacMillan as of September 29, 2018, September 30, 2017 and September 24, 2016, respectively. These matching RSUs were granted by the Company in accordance with Mr. MacMillan's Amended and Restated Employment Agreement, dated September 18, 2015, as amended September 24, 2016, and vest in one installment on the third anniversary of the grant date, assuming Mr. MacMillan is employed by the Company on that date. For more information, see "Mr. MacMillan's Employment Agreement" on page 46.

[4] The amount included in the "Options Awards" column represents the grant date fair value of all stock options granted during the respective fiscal year. These stock options vest annually in equal installments over a required service period of four years and have a 10-year term. The values have been determined as of the date of grant under GAAP based on the assumptions described in footnote 10 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended September 28, 2019. Mr. MacMillan's option awards in fiscal 2018 include a special retention stock option award with an aggregate grant date fair value of $10.0 million.

(5) Represents cash payments under the STIP. Bonuses paid under the 2019, 2018 and 2017 STIP were based on a combination of Company and individual performance for the applicable fiscal year.

(6) The amount represents (i) the Company's contributions to the DCP in the amount of $250,000; (ii) the Company's matching contributions under our 401(k) Savings and Investment Plan; (iii) Company paid insurance premiums; (iv) automobile allowance; (v) reimbursement of expenses related to the Company's annual salesforce reward trip; (vi) tax reimbursements of $8,936 related to the Company's annual salesforce reward trip; and (vii) $66,112 which represents the aggregate incremental costs to the Company for the executive's non-entertainment personal use of private aircraft.

(7) The amount represents (i) the Company's contributions to the DCP in the amount of $140,000; (ii) the Company's matching contributions under our 401(k) Savings and Investment Plan; (iii) automobile allowance; and (iv) Company paid insurance premiums.

(8) The amount represents (i) the Company's contributions to the DCP in the amount of $150,000; (ii) the Company's matching contributions under our 401(k) Savings and Investment Plan; (iii) automobile allowance; and (iv) Company paid insurance premiums.

(9) The amount represents (i) the Company's contributions to the DCP in the amount of $80,000; (ii) the Company's matching contributions under our 401(k) Savings and Investment Plan; (iii) automobile allowance; (iv) Company paid insurance premiums; (v) reimbursement of expenses related to the Company's annual salesforce reward trip; (vi) tax reimbursements of $8,964 related to the Company's annual salesforce reward trip; and (vii) expatriate tax gross up amounts of $101,400.

(10) The amount represents (i) the Company's contributions to the DCP in the amount of $140,000; (ii) the Company's matching contributions under our 401(k) Savings and Investment Plan; (iii) automobile allowance; (iv) Company paid insurance premiums; (v) reimbursement of expenses related to the Company's annual salesforce reward trip; and (vi) tax reimbursements of $11,293 related to the Company's annual salesforce reward trip.

Grants of Plan-Based Awards

Name	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[4]
Stephen P. MacMillan			795,675	1,591,350	3,182,700							
	11/12/2018	11/5/2018				24,742	49,484	98,9688				2,027,359
	11/12/2018	11/5/2018				18,387	36,774	73,548				2,027,351
	11/12/2018	11/5/2018							49,484			2,027,359
	11/12/2018	11/5/2018								151,071	40.97	2,027,373
	11/12/2018	11/5/2018							24,408[5]			999,996
Karleen M. Oberton			178,125	356,250	712,500							
	11/12/2018	11/5/2018							8,542			349,966
	11/12/2018	11/5/2018								26,080	40.97	349,994
	11/12/2018	11/5/2018				4,271	8,542	17,084				349,966
	11/12/2018	11/5/2018				3,174	6,348	12,696				349,965
John M. Griffin			185,625	371,250	742,500							
	11/12/2018	11/5/2018							9,153			374,998
	11/12/2018	11/5/2018				4,577	9,153	18,306				374,998
	11/12/2018	11/5/2018				3,401	6,802	13,604				374,994
	11/12/2018	11/5/2018								27,943	40.97	374,995
Kevin R. Thornal			168,750	337,500	675,000							
	11/12/2018	11/5/2018							5,186			212,470
	11/12/2018	11/5/2018				2,593	5,186	10,372				212,470
	11/12/2018	11/5/2018				1,927	3,854	7,708				212,471
	11/12/2018	11/5/2018								15,834	40.97	212,492
Peter J. Valenti, III			191,250	382,500	765,000							
	11/12/2018	11/5/2018							8,542			349,966
	11/12/2018	11/5/2018				4,271	8,542	17,084				349,966
	11/12/2018	11/5/2018				3,174	6,348	12,696				349,965
	11/12/2018	11/5/2018								26,080	40.97	349,994

(1) Represents threshold, target and maximum annual cash incentive awards under the 2019 STIP. The threshold amount for each NEO is 50% of target, as the minimum amount payable (subject to individual performance) if threshold performance is achieved. If the threshold is not achieved, the payment to the NEOs would be zero. The target amount is based upon achievement of the performance measures listed in the "2019 Performance Objectives and Results" in the CD&A on page 48. The actual amounts earned by each NEO are set forth in the Summary Compensation Table.

(2) *Represents threshold, target and maximum award amounts for the FY19-FY21 performance cycle pursuant to ROIC PSUs and TSR PSUs issued as part of our fiscal 2019 annual equity awards. The PSUs are subject to ROIC goals and relative TSR achievement goals, as applicable.*

- *ROIC PSUs. ROIC PSUs vest only if the Company achieves a pre-determined average ROIC threshold at the end of a three-year performance period. If we fail to achieve the three-year average ROIC minimum threshold, all ROIC PSUs for that three-year performance period will be forfeited. If the target three-year average ROIC goal is achieved, 100% of the ROIC PSUs will vest. The maximum payout for ROIC PSUs is limited to 200% of the shares granted and is earned only if we achieve the maximum three-year average ROIC goal. See "Performance Stock Units – ROIC PSUs" on page 54 for applicable ROIC goals.*

- *TSR PSUs. TSR PSUs vest only if the Company achieves a minimum relative TSR percentile at the end of a three-year performance period. If we fail to achieve the minimum relative TSR percentile, all of the TSR PSUs for that three-year performance period will be forfeited. The maximum payout for TSR PSUs is limited to 200% of the shares granted and is earned only if we achieve the maximum relative TSR percentile. For TSR PSUs, threshold, target and maximum award amounts are payable upon achievement of relative TSR in the 25th, 50th and 95th percentile, respectively.*

(3) *Represents RSUs.*

(4) *This column shows the full grant date fair value of RSUs, ROIC PSUs, TSR PSUs and stock options as determined under GAAP. The values are determined based on the assumptions described in Note 8 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended September 28, 2019.*

(5) *Represents matching RSUs granted pursuant to the terms of Mr. MacMillan's Employment Agreement. For more information, see "Mr. MacMillan's Employment Agreement" beginning on page 46.*

Outstanding Equity Awards at Fiscal Year-End

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)(2)
Stephen P. MacMillan	12/6/2013	647,988(3)	—	22.29	12/06/2020				
	11/7/2014	152,672	38,169(3)	26.21	11/07/2024				
	11/5/2015	103,768	34,590(4)	39.96	11/05/2025				
	12/1/2016	80,282	80,283(4)	37.64	12/01/2026				
	12/1/2017	231,993	695,985(4)	40.85	12/01/2027				
	11/12/2018		151,071(4)	40.97	11/12/2028				
	12/1/2016					17,319(5)	859,196		
	12/1/2017					33,831(5)	1,678,356		
	11/12/2018					49,484(5)	2,454,901		
	11/12/2018					24,408(6)	1,210,880		
	12/1/2016					9,623(6)	477,397		
	12/1/2017					23,616(6)	1,171,590		
	12/1/2016					33,772(7)	1,675,431		
	12/1/2017							591,088(8)	29,323,876
	12/1/2017							122,097(9)	6,057,232
	11/12/2018							98,968(8)	4,909,802
	11/12/2018							18,387(9)	912,179

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1][2]
Karleen M. Oberton	11/18/2013	10,375[3]	—	21.45	11/18/2020				
	5/26/2014	5,973[3]	—	23.82	05/26/2021				
	11/7/2014	16,368	4,093[3]	26.21	11/07/2024				
	11/5/2015	5,367	1,789[4]	39.96	11/05/2025				
	12/1/2016	3,694	3,695[4]	37.64	12/01/2026				
	12/1/2017	1,681	5,044[4]	40.85	12/01/2027				
	11/12/2018		26,080[4]	40.97	11/12/2028				
	12/1/2016					797[5]	39,539		
	12/1/2017					1,428[5]	70,843		
	11/12/2018					8,542[5]	423,769		
	12/1/2016					1,554[7]	77,101		
	12/1/2017							4,282[8]	212,430
	12/1/2017							885[9]	43,880
	11/12/2018							17,084[8]	847,537
	11/12/2018							3,174[9]	157,462
John M. Griffin	3/1/2015	19,624	4,906[3]	32.38	03/01/2025				
	11/5/2015	17,175	5,725[4]	39.96	11/05/2025				
	12/1/2016	13,341	13,342[4]	37.64	12/01/2026				
	12/1/2017	6,725	20,177[4]	40.85	12/01/2027				
	11/12/2018		27,943[4]	40.97	11/12/2028				
	12/1/2016					2,878[5]	142,778		
	12/1/2017					5,712[5]	283,372		
	11/12/2018					9,153[5]	454,080		
	12/1/2016					5,612[7]	278,416		
	12/1/2017							17,134[8]	850,018
	12/1/2017							3,540[9]	175,595
	11/12/2018							18,306[8]	908,161
	11/12/2018							3,401[9]	168,724
Kevin R. Thornal	8/13/2014	13,888[3]	—	26.01	08/13/2021				
	11/5/2015	5,724	1,909[4]	39.96	11/05/2025				
	12/1/2016	4,618	4,618[4]	37.64	12/01/2026				
	12/1/2017	3,122	9,368[4]	40.85	12/01/2027				
	11/12/2018		15,834[4]	40.97	11/12/2028				
	12/1/2016					996[5]	49,412		
	12/1/2017					2,652[5]	131,566		
	11/12/2018					5,186[5]	257,277		
	12/1/2017							7,954[8]	394,598
	12/1/2017							1,643[9]	81,509
	11/12/2018							10,372[8]	514,555
	11/12/2018							1,927[9]	95,598

Name	Grant Date	Option Awards		Option Exercise Price ($)	Option Expiration Date	Stock Awards		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1][2]
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable			Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]		
Peter J. Valenti, III	11/7/2014	16,788	4,198[3]	26.21	11/07/2024				
	11/5/2015	14,312	4,771[4]	39.96	11/05/2025				
	12/1/2016	13,341	13,342[4]	37.64	12/01/2026				
	12/1/2017	4,803	14,412[4]	40.85	12/01/2027				
	11/12/2018		26,080[4]	40.97	11/12/2028				
	12/1/2016					2,878[5]	142,778		
	12/1/2017					4,080[5]	202,409		
	11/12/2018					8,542[5]	423,769		
	12/1/2016					5,612[7]	278,416		
	12/1/2017							12,238[8]	607,127
	12/1/2017							2,528[9]	125,414
	11/12/2018							17,084[8]	847,537
	11/12/2018							3,174[9]	157,462

[1] Based upon the closing price of $49.61, which was the closing market price on NASDAQ of our common stock on September 27, 2019, the last trading day of our common stock in fiscal 2019. The market value of PSUs or RSUs that have not vested was determined by multiplying the closing market price by the number of PSUs or RSUs, respectively.

[2] The number and value of the ROIC PSUs is based on achieving maximum performance, which is 200% of target. The number and value of the TSR PSUs is based on achieving threshold performance, which is 50% of target.

[3] These non-qualified stock options vest in five equal annual installments beginning on the first anniversary of the date of grant, subject to continued service on each applicable vesting date.

[4] These non-qualified stock options vest in four equal annual installments beginning on the first anniversary of the date of grant, subject to continued service on each applicable vesting date.

[5] These RSUs vest in three equal installments beginning of the first anniversary of the date of grant, subject to continued service on each applicable vesting date.

[6] These matching RSUs, which were granted pursuant to Mr. MacMillan's Employment Agreement, vest in one installment three years from the date of grant, subject to continued service on the vesting date.

[7] The performance period for these ROIC PSUs ended at fiscal year-end, with ROIC at 65% of target. These PSUs remained subject to continued service through December 1, 2019, at which time they vested. The TSR PSUs granted at the same time did not vest and were forfeited as the Company's relative TSR for the performance period was below threshold.

[8] These ROIC PSUs vest in one installment on the third anniversary of the grant date if the Company achieves a minimum three-year average ROIC threshold at the end of the three-year performance period, subject to continued service on the vesting date.

[9] These TSR PSUs vest in one installment on the third anniversary of the grant date if the Company achieves the minimum total shareholder return target relative to a defined peer group at the end of the three-year performance period, subject to continued service on the vesting date.

Option Exercises and Stock Vested

Name	Option Awards: Number of Shares Acquired on Exercise (#)	Option Awards: Value Realized on Exercise ($)[1]	Stock Awards: Number of Shares Acquired on Vesting	Stock Awards: Value Realized on Vesting ($)[2]
Stephen P. MacMillan	215,996	5,740,837	171,023[3]	7,012,556
Karleen M. Oberton	—	—	9,540	390,541
John M. Griffin	—	—	27,879[4]	1,152,287
Kevin R. Thornal	—	—	3,148	136,147
Peter J. Valenti, III	7,766	196,635	23,299[5]	955,883

(1) *Value realized is calculated by subtracting the aggregate exercise price of the options from the aggregate market value of the shares of common stock acquired based on the closing price of our common stock on the date of exercise.*

(2) *Value realized is calculated based on the number of shares vested multiplied by the closing price of our common stock on the date of vesting. This calculation does not account for shares withheld for tax purposes, but rather represents the gross value realized.*

(3) *Includes 119,441 vested shares as to which settlement has been deferred to termination date or termination plus either 2, 5, 8, 10 or 15 years pursuant to the terms of the Company's Amended and Restated Deferred Equity Plan.*

(4) *Consists of 27,879 vested shares as to which settlement has been deferred to termination date or termination plus either 2, 5, 8, 10 or 15 years pursuant to the terms of the Company's Amended and Restated Deferred Equity Plan.*

(5) *Includes 16,474 vested shares as to which settlement has been deferred to termination date or termination plus either 2, 5, 8, 10 or 15 years pursuant to the terms of the Company's Amended and Restated Deferred Equity Plan.*

Non-Qualified Deferred Compensation

Name		Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)[1]	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Stephen P. MacMillan		—	250,000	98,527	—	6,715,878[2]
	value of deferred equity	5,925,468[3]			—	51,027,953[4]
Karleen M. Oberton		115,000	140,000	35,741	—	1,809,587[2]
	value of deferred equity	—			—	—
John M. Griffin		300,000	150,000	103,994	—	1,872,870[2]
	value of deferred equity	1,383,077[3]			—	1,891,977[4]
Kevin R. Thornal		—	80,000	10,213		281,353[2]
	value of deferred equity					—
Peter J. Valenti, III		—	140,000	32,884	—	808,965[2]
	value of deferred equity	817,275[3]			—	1,024,149[4]

(1) *These contributions, which were made pursuant to our Non-Qualified Deferred Compensation Plan, were determined and paid in November 2018 (fiscal 2019). These amounts are included in the "All Other Compensation" column of the Summary Compensation Table.*

(2) *The following amounts of the reported aggregate balance were compensation for fiscal 2019 and are included in the "All Other Compensation" column of the Summary Compensation Table for that year: Mr. MacMillan: $250,000; Ms. Oberton: $140,000; Mr. Griffin: $150,000; Mr. Thornal: $80,000; and Mr. Valenti: $140,000.*

(3) *Reflects value, as of the vesting date, of equity which vested during fiscal 2019 but as to which settlement has been deferred pursuant to the Company's Amended and Restated Deferred Equity Plan.*

(4) *Reflects value, as of September 28, 2019, of cumulative equity which has vested but as to which settlement has been deferred pursuant to the Company's Amended and Restated Deferred Equity Plan.*

Potential Payments upon Termination or Change of Control

The following table shows potential payments upon termination or a change of control for our NEOs. The terms and conditions of our employment, change of control and severance agreements with all of our NEOs are discussed below.

Name	Potential Payment on Change of Control ($)[1]	Potential Payment on Voluntary Termination or Termination for Cause ($)[2]	Potential Payment on Involuntary Termination (Without Cause) or Termination by Executive for Good Reason ($)[3]
Stephen P. MacMillan			
Cash Severance	8,596,367	—	5,750,078
Share Awards[4]	53,059,639	—	—
Accelerated DCP[5]	250,000	—	—
Health/Welfare Benefits[6]	50,939	—	—
Total	**61,956,945**	**—**	**5,750,078**
Karleen M. Oberton			
Cash Severance	2,691,000	—	789,847
Share Awards[4]	2,099,902	—	—
Accelerated DCP[5]	111,667	—	—
Health/Welfare Benefits[6]	1,158	—	1,158
Total	**4,903,727**	**—**	**791,005**
John M. Griffin			
Cash Severance	2,795,650	—	885,000
Share Awards[4]	3,923,655	—	—
Accelerated DCP[5]	150,000	—	—
Health/Welfare Benefits[6]	16,980	—	16,980
Total	**6,886,285**	**—**	**901,980**
Kevin R. Thornal			
Cash Severance	793,654	—	510,818
Share Awards[4]	1,539,615	—	—
Accelerated DCP[5]	76,667	—	—
Health/Welfare Benefits[6]	18,268	—	—
Total	**2,428,204**	**—**	**510,818**
Peter J. Valenti, III			
Cash Severance	980,000	—	637,500
Share Awards[4]	3,475,626	—	—
Accelerated DCP[5]	131,667	—	—
Health/Welfare Benefits[6]	16,980	—	—
Total	**4,604,273**	**—**	**637,500**

[1] Benefits and payments calculated assuming the executive's employment was terminated by us without cause or by the executive for good reason on September 28, 2019 following a change of control and payable as a lump sum.

[2] Benefits and payments calculated assuming the executive's employment was terminated voluntarily or by us for cause on September 28, 2019 and payable as a lump sum.

[3] Benefits and payments calculated assuming the executive's employment was terminated by us without cause or by the executive for good reason on September 28, 2019 and payable as a lump sum.

[4] Assumes a change of control price of $49.61, which was the closing market price on NASDAQ of our common stock on September 27, 2019, the last trading day for our common stock in fiscal 2019. In the event of an executive's death or disability, the value of the accelerated stock options, RSUs and PSUs would be as shown in column (b).

[5] Under the terms of our DCP, employer contributions to the DCP are fully vested in the event of (1) the executive's death, disability or a change of control or (2) the executive's retirement after the attainment of certain age and/or service milestones.

[6] Includes medical and dental benefits.

Change of Control and Severance Agreements

The Company has entered into change of control agreements and/or severance agreements with certain of its senior executive officers, including our NEOs.

Mr. MacMillan

As described in the CD&A, the Company has entered into an employment agreement with Mr. MacMillan. The Employment Agreement provides for the payment of severance in certain circumstances. Specifically, if, during the term of the Employment Agreement, Mr. MacMillan's employment is terminated by the Company without cause or if Mr. MacMillan terminates his employment for good reason (as such terms are defined in the Employment Agreement), then he will be entitled to: (i) a payment equal to his accrued compensation through the termination date, which includes pro-rated base salary, reimbursement for business expenses, vacation pay, his annual bonus for the fiscal year prior to the year in which the termination occurs if not paid prior to his termination date, and any vested and/or earned amounts or benefits under the Company's employee benefit plans, programs, policies or practices; (ii) continued payment of a cash severance amount in equal payments over a two-year severance period in a total amount equal to two times the sum of his annual base salary plus his annual cash bonus for the prior fiscal year; and (iii) payment of a cash severance in the amount of Mr. MacMillan's annual cash bonus for the fiscal year in which such termination occurs, pro-rated for the then current fiscal year and payable no later than the thirtieth of November following the end of the applicable fiscal year in which the award was earned. If, following a Notice of Non-Renewal by either Mr. MacMillan or the Company and at or after the expiration of the term, Mr. MacMillan's employment is terminated by the Company without cause or if Mr. MacMillan terminates his employment for good reason, then he will be entitled to the compensation described above, except that the severance period and amount shall be for one year rather than two. In each case, receipt of any severance payments or benefits is conditioned upon Mr. MacMillan's release of all claims against the Company and its officers and directors.

The Company also entered into a Change of Control Agreement with Mr. MacMillan upon his joining the Company in December 2013. In the event that Mr. MacMillan receives benefits as the result of a change of control, such benefits will be in lieu of any of the severance benefits provided for in his Employment Agreement.

Change of Control. Mr. MacMillan's Change of Control Agreement provides that in the event of a change of control during the term of the agreement, if, in anticipation of or within the three-year period following the change of control (the "Employment Period"), his employment is terminated for reasons other than death, disability or cause, or he resigns for good reason, he is entitled to certain benefits (a double-trigger arrangement). In such circumstances, he shall have the right to receive (i) a lump sum cash payment equal to his accrued and unpaid compensation through the date of his termination; (ii) a pro-rata highest annual bonus (as defined below) based on the number of days elapsed during the fiscal year through the date of termination; (iii) a lump sum cash payment equal to the product of 2.99 times the sum of his annual base salary for the fiscal year preceding the date of termination and highest annual bonus; and (iv) immediate and full vesting of all stock options, RSUs, PSUs and other equity awards, with any options (or other similar awards) remaining exercisable for the shorter of the remaining term of the award or a period of one year following the executive's termination.

The term "highest annual bonus" is defined as the greater of (i) the average of annual bonuses paid to the executive over the three fiscal years preceding the fiscal year in which the change of control occurs; (ii) the annual bonus paid to the executive in the fiscal year preceding the fiscal year in which the change of control occurs; or (iii) the target bonus award opportunity associated with the Company achieving its 100 percent target payout level as determined in accordance with the Company's bonus plan for the fiscal year preceding the fiscal year in which the change of control occurs. Mr. MacMillan will continue to receive health and dental benefits for the remaining term of the Employment Period. Mr. MacMillan's Change of Control Agreement does not provide for any change of control benefits, including the acceleration of equity awards, if he remains employed by the Company, is terminated by the Company for cause or voluntarily terminates his employment (other than a resignation for good reason).

If Mr. MacMillan dies or his employment is terminated by reason of disability during the Employment Period, then he, or his heirs or estate, is entitled to receive (i) a lump sum cash payment equal to all accrued and unpaid compensation through the date of termination (or death) plus a pro-rata highest annual bonus based on the number of days elapsed during the fiscal year through the date of termination (or death); (ii) continuation of certain welfare benefits for the remaining term of the Employment Period; and (iii) a lump sum cash payment equal to the sum of his annual base salary and the highest annual bonus.

In the event any payments and benefits provided under the Change of Control Agreement is subject to excise taxes under Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), then the payment shall be reduced so that no payment to be made or benefit to be provided to the executive shall be subject to the excise tax.

Mr. Griffin and Ms. Oberton

The Company has entered into a Severance and Change of Control Agreement with each of Mr. Griffin and Ms. Oberton.

Severance. Each agreement provides that if the executive is terminated by the Company without cause or resigns for good reason, then the executive is entitled to receive certain benefits, including (i) a lump sum cash payment equal to the executive's accrued and unpaid compensation through the termination date, which includes base salary, reimbursement for reasonable and necessary business expenses and vacation pay; (ii) a pro-rated bonus for the year in which the executive was terminated; (iii) for one-year from the date of termination, continuation of the executive's previous year's salary and payment of an amount equal to the executive's average annual bonus divided by the number of payroll periods during such one-year severance period; and (iv) a one-year continuation of the executive's medical and dental benefits. The severance pay and benefits provided under the Severance and Change of Control Agreements are in lieu of any other severance or termination pay to which the executive may be entitled under any other severance or termination plans, programs or arrangements. In the event that the executive receives benefits as the result of a change of control, then the executive will receive such change of control benefits in lieu of any of the severance benefits.

Change of Control. Terms relating to benefits payable in connection with termination shortly before or within three years of a change of control are identical to those described above for Mr. MacMillan except that Mr. Griffin and Ms. Oberton shall continue to receive health and dental benefits for a period of one year following the executive's termination.

In the event any payments and benefits provided under the Severance and Change of Control Agreements are subject to excise taxes under Section 280G of the Code, then the payment shall be reduced so that no payment to be made or benefit to be provided to the executive shall be subject to the excise tax.

Mr. Thornal and Mr. Valenti

The Company has entered into a Severance Agreement as well as a Change of Control Agreement with Messrs. Thornal and Valenti.

Severance. The Severance Agreement provides that if the executive is terminated by the Company without cause or resigns for good reason, then he is entitled to receive certain benefits, including (i) a lump sum cash payment equal to his accrued compensation through the termination date, which includes base salary, reimbursement for reasonable and necessary business expenses and vacation pay; (ii) a pro-rated bonus for the year in which he was terminated (based on the average of the bonuses paid for the prior three fiscal years); and (iii) a fifteen-month continuation of his annual base salary. In the event any payments and benefits provided under the Severance Agreement are subject to excise taxes under Section 280G of the Code, then the payment shall be reduced so that no payment to be made or benefit to be provided to the executive shall be subject to the excise tax.

The severance pay and benefits provided under the Severance Agreement are in lieu of any other severance or termination pay to which the executive may be entitled under any of our other severance or termination plans, programs or arrangements. In the event that the executive receives benefits as the result of a change of control, then the executive will receive such change of control benefits in lieu of any of the severance benefits.

Change of Control. The Change of Control Agreement provides that in the event of a change of control and during the two-year period following the consummation of such change of control, if the executive's employment is terminated for reasons other than death, disability or cause, or if he resigns for good reason (a "double trigger" arrangement), then he shall be entitled to receive (i) a lump sum cash payment equal to his accrued compensation through the termination date, which includes base salary, reimbursement for reasonable and necessary business expenses and vacation pay; (ii) a prorated average annual bonus for the year in which he was terminated; (iii) a lump sum payment equal to the sum of his annual base salary and average annual bonus; (iv) immediate and full vesting of all stock options, RSUs, PSUs and other equity awards; and (v) continued health and dental benefits for a period of one year following termination.

The amount of the estimated payments and benefits payable to NEOs, assuming a change of control of the Company as of the last day of fiscal 2019, is shown in the table on page 71 under the heading "Potential Payments upon Termination or Change of Control."

Pay Ratio

Our philosophy is to pay our employees competitively compared to similar positions in the applicable labor market. We follow that approach worldwide, whether for an executive position or an hourly job at a local facility. We take into account location, job level, time with us and time in current role, experience and skill set, and adjust compensation annually to match the applicable market. By doing so, we believe we maintain a high-quality, stable workforce.

Under rules adopted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are required to calculate and disclose the total compensation paid to our median employee, as well as the ratio of the total compensation paid to the median employee as compared to the total compensation paid to our CEO.

For 2019, our last completed fiscal year:

- the annual total compensation of the employee identified at median of our Company (other than our CEO), was $91,403;
- the annual total compensation of our CEO was $12,374,753.

Based on this information, for 2019, the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all employees (other than our CEO) was estimated to be approximately 135 to 1.

The pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below. The SEC rules for identifying the "median employee" and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported by us, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their pay ratios.

To identify the "median employee" from our employee population, we utilized annual base salary as of September 27, 2019 and fiscal 2019 bonuses/commissions for all employees employed on September 27, 2019. We included all employees on our payroll and did not exclude any countries. We calculated the compensation of the median employee, once identified, in accordance with the requirements of Item 402(c)(2) of Regulation S-K.

PROPOSAL NO. 3 - RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit and Finance Committee has appointed Ernst & Young LLP ("Ernst & Young"), an independent registered public accounting firm, to audit our consolidated financial statements for the fiscal year ending September 26, 2020, and the Board is asking stockholders to ratify that selection. Although current law, rules, and regulations, as well as the charter of the Audit and Finance Committee, require the Audit and Finance Committee to engage, retain, and supervise the Company's independent registered public accounting firm, the Board considers the selection of the independent registered public accounting firm to be an important matter of stockholder concern and is submitting the selection of Ernst & Young for ratification by stockholders as a matter of good corporate practice.

Ernst & Young has continuously served as our independent registered public accounting firm since June 24, 2002. A representative of Ernst & Young will be available during the meeting to make a statement if such representative desires to do so and to respond to appropriate questions.

Vote Required

The affirmative vote of a majority of shares present, in person or represented by proxy, and voting on this proposal at the Annual Meeting is required to ratify the appointment of Ernst & Young. Abstentions and broker "non-votes" will not have any effect on the proposal to ratify the appointment of Ernst & Young. If the stockholders do not ratify the selection of Ernst & Young, the Audit and Finance Committee will review the Company's relationship with Ernst & Young and take such action as it deems appropriate, which may include continuing to retain Ernst & Young as the Company's independent registered public accounting firm.

Recommendation of the Board

 Our Board of Directors unanimously recommends that you vote **"FOR"** the ratification of the appointment of Ernst & Young. Management proxy holders will vote all duly submitted proxies FOR ratification unless instructed otherwise.

Independent Registered Public Accounting Firm Fees

The following is a summary of the fees billed to us by Ernst & Young for professional services rendered for the fiscal years ended September 28, 2019 and September 29, 2018:

Fee Category	Fiscal 2019 Fees ($)	Fiscal 2018 Fees ($)
Audit Fees	6,448,000	6,241,000
Audit-Related Fees	2,354,000	430,000
Tax Fees	2,693,000	1,598,000
All Other Fees	7,200	7,200
TOTAL FEES	**11,502,200**	**8,276,200**

Audit Fees. Consists of aggregate fees billed for professional services rendered in connection with the audit of our consolidated financial statements, the audit of the effectiveness of our internal control over financial reporting, reviews of the interim consolidated financial statements included in our quarterly reports, international statutory audits and regulatory filings, consents and other services related to SEC filings, and accounting consultations that relate to the audited financial statements and are necessary to comply with GAAP. The fiscal 2019 audit fees included incremental amounts related to evaluating and auditing the Company's adoption of ASC 842, Leases, the tax impact of an internal restructuring and the impairment of intangible assets and equipment of the Medical Aesthetics segment. The fiscal 2018 audit fees included incremental amounts to audit the impact of tax reform, the issuance of multiple comfort letters and related accounting for debt financings and procedures related to the adoption of the new revenue recognition standard.

Audit-Related Fees. Consists of aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." The fiscal 2019 audit-related fees primarily included amounts for auditing carve-out financial statements and due diligence services. The fees in fiscal 2018 related to due diligence services.

Tax Fees. Consists of aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. In fiscal 2019 and 2018, these services included assistance regarding federal, state and international tax preparation, planning, and consultation. Both years included services related to the Company's analysis of the tax considerations of the Company's acquisitions and general consultation and assistance with tax audits.

All Other Fees. Represents the license of technical accounting research software.

During fiscal 2019 and fiscal 2018, there were no other fees for any services not included in the above categories. The Audit and Finance Committee considers whether the provision of these services is compatible with maintaining the independence of the independent registered public accounting firm and has determined such services for fiscal 2019 and 2018 were compatible.

Audit and Finance Committee Policy on Pre-Approval of Services

The Audit and Finance Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. The Audit and Finance Committee has delegated authority to the Chair of the Audit and Finance Committee to pre-approve services up to a designated amount. A summary of any new services pre-approved by the Chair is reported to the full Audit and Finance Committee in connection with its next scheduled meeting.

The Audit and Finance Committee meets with representatives of Ernst & Young periodically, but no less than quarterly throughout the year. The Audit and Finance Committee reviews audit, non-audit and tax services rendered by and the performance of Ernst & Young, as well as fees charged by Ernst & Young for such services. In engaging Ernst & Young for the services described above, the Audit and Finance Committee considered whether the provision of such services is compatible with maintaining Ernst & Young's independence.

Audit and Finance Committee Report

Pursuant to authority delegated by the Board of Directors of Hologic, Inc., the Audit and Finance Committee is responsible for assisting the Board in its oversight of the integrity of the Company's consolidated financial statements, the qualifications and independence of the Company's independent registered public accounting firm, and the Company's internal financial and accounting controls.

Management is responsible for the Company's financial reporting process, including the responsibility to maintain and evaluate the effectiveness of internal control over financial reporting, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). The Company's independent registered public accounting firm is responsible for auditing those financial statements and expressing an opinion as to their conformity with GAAP. The Audit and Finance Committee's responsibility is to oversee and review these processes. The Audit and Finance Committee is not, however, engaged in the practice of accounting or auditing and does not provide any expert or other special assurance as to such financial statements concerning compliance with laws, regulations or GAAP or as to the independence of the independent registered public accounting firm. The Audit and Finance Committee relies, without independent verification, on the information provided to it and on the representations made by management and the independent registered public accounting firm. The Audit and Finance Committee's responsibilities are described in a written charter. A copy of the Audit and Finance Committee's current charter is publicly available on our website at **investors.hologic.com**.

The Audit and Finance Committee has three members, all of whom are independent directors as defined by NASDAQ listing standards and Rule 10A-3 of the Securities Exchange Act of 1934, as amended. The Audit and Finance Committee met nine (9) times during fiscal 2019. The meetings were designed, among other things, to facilitate and encourage communication among the Audit and Finance Committee, management, the internal audit function and the Company's independent registered public accounting firm, Ernst & Young LLP ("Ernst & Young"). The Audit and Finance Committee discussed with Ernst & Young the overall scope and plans for its audits and the Committee regularly met with Ernst & Young without the presence of management. Ernst & Young has unrestricted access to the Audit and Finance Committee.

The Audit and Finance Committee reviewed and discussed with management and Ernst & Young the Company's audited financial statements for the fiscal year ended September 28, 2019, the results of management's assessment of the effectiveness of the Company's internal control over financial reporting and the independent auditor's audit of internal control over financial reporting. The Audit and Finance Committee also discussed with Ernst & Young the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the Securities and Exchange Commission.

The Audit and Finance Committee also received and reviewed the written disclosure and the letter from Ernst & Young required by applicable requirements of the PCAOB regarding Ernst & Young's communications with the Audit and Finance Committee concerning independence, including relevant considerations of non-audit services and fees, and the Audit and Finance Committee discussed with Ernst & Young its independence from the Company.

Based on the review and discussions described above, and subject to the limitations on the Audit and Finance Committee's role and responsibilities referred to above and in its charter, the Audit and Finance Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended September 28, 2019. The Audit and Finance Committee has also approved the selection of Ernst & Young as our independent registered public accounting firm for the fiscal year ending September 26, 2020.

Respectfully Submitted by the
Audit and Finance Committee

Charles J. Dockendorff, *Chair*
Christiana Stamoulis
Amy M. Wendell

STOCK OWNERSHIP

Securities Ownership by Directors and Executive Officers

The following table sets forth certain information regarding beneficial ownership of our common stock as January 8, 2020 by each of our directors or nominees for director, each of our NEOs and all of our directors, nominees for director and executive officers as a group.

	Amount and Nature of Beneficial Ownership[1]	Percent of Class[2] (%)
Non-Employee Directors		
Sally W. Crawford[3]	208,167	*
Charles J. Dockendorff[3]	39,382	*
Scott T. Garrett[3]	93,012	*
Ludwig N. Hantson[3]	11,330	*
Namal Nawana[3]	26,683	*
Christiana Stamoulis[3]	85,652	*
Amy M. Wendell[3]	34,823	*
Named Executive Officers		
Stephen P. MacMillan[3]	1,813,503	*
Karleen M. Oberton[3]	51,868	*
John M. Griffin[3]	121,585	*
Kevin R. Thornal[3]	45,411	*
Peter J. Valenti, III[3]	98,502	*
All directors, nominees for director and executive officers as a group (13)[4]	2,680,957	1.0

*   Less than one percent of the outstanding shares of our common stock.

[1]   The persons named in the table have, to our knowledge, sole voting and investment power with respect to all shares shown as beneficially owned by them.

[2]   Applicable percentage ownership as of January 8, 2020 is based upon 264,126,808 shares of our common stock outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting and investment power with respect to shares. Shares of our common stock subject to options currently exercisable or exercisable within 60 days after January 8, 2020 and RSUs that vest within 60 days after January 8, 2020 are deemed outstanding for computing the percentage ownership of the person holding such options and RSUs but are not deemed outstanding for computing the percentage ownership of any other person.

(3) Includes the following options currently exercisable or exercisable within 60 days after January 8, 2020 (column a); and RSUs/PSUs vesting within 60 days after January 8, 2020 (column b). Does not include the following PSUs/RSUs which have vested or will vest within 60 days after January 8, 2020, but as to which settlement has been deferred (column c):

	(a) Options	(b) RSUs/PSUs	(c) Deferred Equity
Sally W. Crawford	51,587	2,136	—
Charles J. Dockendorff	19,470	2,136	—
Scott T. Garrett	72,681	2,136	4,633
Ludwig N. Hantson	8,535	2,136	—
Namal Nawana	15,187	2,136	—
Christiana Stamoulis	48,477	2,136	—
Amy M. Wendell	22,390	2,136	—
Stephen P. MacMillan	1,383,372	—	1,079,673
Karleen M. Oberton	43,040	—	4,401
John M. Griffin	87,877	—	43,871
Kevin R. Thornal	38,650	—	—
Peter J. Valenti, III	76,208	—	20,644

(4) Includes, for one executive officer not specifically named in the table, an aggregate of 36,423 common shares issuable upon the exercise of options presently exercisable or exercisable within 60 days after January 8, 2020.

Security Ownership by Certain Beneficial Owners

The following table sets forth certain information regarding beneficial ownership of our common stock as January 8, 2020 by each person who is known by us to own beneficially more than 5% of the outstanding shares of our common stock, based on public filings with the SEC.

Name of and Address Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class[2] (%)
Greater than 5% Beneficial Owners		
T. Rowe Price Associates, Inc.[3]		
100 E. Pratt St. Baltimore, MD 21202	43,052,673	16.3
The Vanguard Group[4]		
100 Vanguard Blvd. Malvern, PA 19355	30,145,229	11.4
BlackRock, Inc.[5]		
55 East 52nd Street New York, NY 10055	18,703,463	7.1

[1] The persons named in the table have, to our knowledge, sole voting and investment power with respect to all shares shown as beneficially owned by them, except as noted in the footnotes below.

[2] Applicable percentage ownership as of January 8, 2020 is based upon 264,126,808 shares of our common stock outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting and investment power with respect to shares.

[3] Amount and nature of ownership listed is based solely upon information contained in a Schedule 13G/A filed with the SEC by T. Rowe Price Associates, Inc. on February 14, 2019. The Schedule 13G/A indicates that, as of December 31, 2018, T. Rowe Price Associates, Inc. had sole voting power over 15,472,761 shares and sole dispositive power over 42,992,473 shares.

[4] Amount and nature of ownership listed is based solely upon information contained in a Schedule 13G/A filed with the SEC by The Vanguard Group on February 12, 2019. The Schedule 13G/A indicates that, as of December 31, 2018, The Vanguard Group had, sole voting power over 313,051 shares, shared voting power over 83,677 shares, sole dispositive power over 29,755,568 shares and shared dispositive power over 389,661 shares.

[5] Amount and nature of ownership listed is based solely upon information contained in a Schedule 13G/A filed with the SEC by BlackRock, Inc. on February 4, 2019. The Schedule 13G/A indicates that, as of December 31, 2018, BlackRock, Inc. had sole voting power over 16,276,846 shares and sole dispositive power over 18,703,463 shares.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our officers and directors and holders of more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. Such persons are required by regulations of the SEC to furnish us with copies of all such filings. As a matter of practice, our administrative staff assists our officers and directors in preparing initial reports of ownership and reports of changes in ownership and files those reports on their behalf. Based on our review of the copies of such forms we have received, as well as information provided and representations made by the reporting persons, we believe that all required Section 16(a) filing requirements were met with respect to the period ended September 28, 2019, except that one report for Ms. Wendell relating to the March 2019 annual equity grant was filed one day late due to an issue with Edgar codes.

GENERAL INFORMATION ABOUT THE MEETING AND VOTING

WHY AM I RECEIVING THESE MATERIALS?

The Company is making this proxy statement and other Annual Meeting materials available to you on the internet or, upon your request, sending printed versions of these materials to you by mail, because the Board of Directors of the Company is soliciting your proxy to vote at our Annual Meeting of Stockholders to be held on March 5, 2020 at 8:00 a.m., Eastern Time, at our offices, 250 Campus Drive, Marlborough, Massachusetts 01752, and at any adjournment(s) or postponement(s) thereof. The mailing address of the principal executive office of the Company is 250 Campus Drive, Marlborough, MA 01752. You are invited to attend the Annual Meeting and are requested to vote on the proposals described in this proxy statement.

WHAT IS THE PURPOSE OF THE ANNUAL MEETING?

At the Annual Meeting, stockholders will vote upon matters that are summarized in the formal meeting notice. The proxy statement contains important information for you to consider when deciding how to vote on the matters before the meeting. Please read it carefully.

WHO CAN VOTE?

Our Board of Directors has fixed the close of business on January 8, 2020 as the record date (the "Record Date"). Accordingly, only holders of record of our common stock, $0.01 par value per share, as of the close of business on the Record Date will be entitled to notice of, and to vote at, the Annual Meeting or any adjournment(s) or postponement(s) thereof. As of the Record Date, an aggregate of 264,126,808 shares of our common stock were issued and outstanding, held by 981 holders of record. The holders of our common stock are entitled to one vote per share on any proposal presented at the Annual Meeting.

WHAT ITEMS AM I VOTING ON?

Stockholders will vote on the following items at the Annual Meeting:

1. The proposed election of the eight (8) nominees identified in this proxy statement to serve as directors for the ensuing year (Proposal No. 1);

2. A non-binding advisory resolution to approve our executive compensation (Proposal No. 2);

3. Proposed ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2020 (Proposal No. 3); and

4. The transaction of such other business as may properly come before the meeting or any adjournment thereof.

WHAT ARE THE VOTING RECOMMENDATIONS OF THE BOARD OF DIRECTORS?

Our Board of Directors recommends that you vote your shares:

"FOR"	**"FOR"**	**"FOR"**
each of the nominees for director (Proposal No. 1);	the approval of the non-binding advisory resolution approving the Company's executive compensation (Proposal No. 2);	the ratification of the appointment of Ernst & Young as our independent registered public accounting firm for fiscal 2020 (Proposal No. 3).

HOW DO I VOTE MY SHARES?

You may vote in person or by proxy. Your execution of a proxy will not in any way affect your right to attend the Annual Meeting and vote in person. If you are a stockholder of record (that is, if you hold shares that are directly registered in your own name), there are four ways to vote:

VIA THE INTERNET	**BY TELEPHONE**	**BY MAIL**	**IN PERSON**
You may vote by proxy via the internet by following the instructions provided in the Notice of Meeting and Important Notice Regarding the Availability of Proxy Materials (the "Notice").	If you requested printed copies of proxy materials by mail, you may vote by proxy via telephone by calling the toll-free number found on the proxy card.	If you requested printed copies of proxy materials by mail, you may vote by proxy via mail by filling out the proxy card (you must be sure to complete, sign and date the proxy card) and returning it in the envelope provided.	You may vote in person at the Annual Meeting. We will provide you with a ballot when you arrive. Stockholders who plan to attend the meeting must present valid photo identification. Stockholders of record will be verified against an official list available at the registration area. We reserve the right to deny admittance to anyone who cannot show valid identification or sufficient proof of share ownership as of the record date.

If your shares are held in the name of a bank, broker or other holder of record, which is known as being held in "street name," you will receive separate voting instructions with your proxy materials. If you hold your shares in street name, your ability to vote by internet or by telephone depends on the voting process of the bank, broker or other holder of record that holds your shares.

Although most banks, brokers and other holders of record also offer internet and telephone voting, availability and specific procedures will depend on their voting arrangements. Please follow their directions carefully. If you want to vote shares that you hold in street name at the Annual Meeting, you must request a legal proxy from the bank, broker, or other holder of record that holds your shares and present that proxy, along with valid photo identification and sufficient proof of share ownership as of the record date, at the meeting. We reserve the right to deny admittance to anyone who cannot show valid identification or sufficient proof of share ownership as of the record date.

CAN I CHANGE MY VOTE AFTER I HAVE VOTED?

You may revoke your proxy and change your vote at any time before the final vote at the Annual Meeting by: (1) filing with our Corporate Secretary a written notice of revocation, (2) executing a later dated proxy relating to the same shares and delivering it to our Corporate Secretary, or (3) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy).

HOW MANY SHARES MUST BE PRESENT TO HOLD THE ANNUAL MEETING?

A majority of the outstanding shares of our common stock entitled to vote at the Annual Meeting must be present in person or by proxy to hold the Annual Meeting and conduct business. This is called a quorum. Votes withheld, abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum. A "non-vote" occurs when a broker holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because, in respect of such other proposal, the broker does not have discretionary voting power and has not received instructions from the beneficial owner. Shares voted in the manner described above will be counted as present at the Annual Meeting. If a quorum is not present, the Annual Meeting will be adjourned until a quorum is obtained.

If your shares are held in street name, you should contact your bank, broker or other nominee to revoke your proxy or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares at the Annual Meeting, you may change your vote by attending the Annual Meeting and voting in person. Any written notice of revocation or subsequent proxy should be sent to the attention of our Corporate Secretary, Hologic, Inc., 250 Campus Drive, Marlborough, MA 01752, at or before the final vote at the Annual Meeting.

WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AND HOW ARE VOTES COUNTED?

A nominee will be elected to the Board of Directors if the votes cast "for" the nominee's election exceed the votes cast "against" the nominee's election. Abstentions and broker non-votes will not have any effect on this proposal.

In accordance with our Bylaws, if any nominee for director in an uncontested election fails to receive a majority of the votes cast "for" the nominee's election, the nominee must promptly tender his or her resignation to our Board of Directors. This is an uncontested election of directors because the number of nominees for director does not exceed the number of directors to be elected. Within 90 days after the certification of the election results, the remaining members of our Board of Directors shall, through a process managed by the Nominating and Corporate Governance Committee, and excluding the director nominee in question, determine whether to accept such resignation and publicly disclose the results of such determination.

Approval of Proposals No. 2 and No. 3 requires the affirmative vote of a majority of shares present, in person or represented by proxy, and voting on each such matter at the Annual Meeting.

Abstentions and broker "non-votes" are included in the number of shares present or represented for purposes of quorum but are disregarded for purposes of determining whether any of the proposals have been approved.

Banks, brokers, or other holders of record may vote shares held for a customer in street name on matters that are considered to be "routine" even if they have not received instructions from their customer. A broker "non-vote" occurs when a bank, broker, or other holder of record has not received voting instructions from a customer and cannot vote the customer's shares because the matter is not considered routine.

One of the proposals before the Annual Meeting this year is deemed a "routine" matter, namely the ratification of the appointment of Ernst & Young as our independent registered public accounting firm for fiscal 2020 (Proposal No. 3). This means that if your shares are held in street name your bank, broker, or other nominee can vote your shares on that proposal if you do not provide timely instructions for voting your shares. The election of directors (Proposal No. 1) and the non-binding advisory vote to approve executive compensation (Proposal No. 2) are not considered "routine" matters. As a result, if you do not instruct your bank, broker or nominee how to vote with respect to those matters, your bank, broker or nominee may not vote on those proposals and a broker "non-vote" will occur.

ARE THERE OTHER MATTERS TO BE VOTED ON AT THE ANNUAL MEETING?

We do not know of any other matters to be presented at the Annual Meeting. If any other matters are properly presented at the Annual Meeting, your proxy authorizes us to vote, or otherwise act in accordance with the best judgment and discretion of the persons named as proxies below.

HOW ARE PROXIES VOTED?

The persons named as the proxies, Stephen P. MacMillan, Karleen M. Oberton and John M. Griffin, were selected by our Board of Directors. Mr. MacMillan is a director and officer of Hologic, and Ms. Oberton and Mr. Griffin are officers of Hologic. All properly executed proxies returned in time to be counted at the Annual Meeting will be voted. When giving your proxy, you may withhold authority to vote for any individual nominee for director by writing that nominee's name in the space provided on the proxy card.

> **Your proxy will be voted in accordance with your instructions. If you submit your proxy card without specifying your voting instructions, your shares will be voted in accordance with the recommendations of our Board of Directors listed above for all matters presented in this proxy statement.**

WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the inspector of election and published in a Current Report on Form 8-K, which we are required to file with the SEC within four business days following the Annual Meeting.

WHY DID I RECEIVE A ONE-PAGE NOTICE IN THE MAIL REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A FULL SET OF PROXY MATERIALS?

Under rules adopted by the SEC, we are furnishing proxy materials to our stockholders primarily via the internet, instead of mailing printed copies of those materials to each stockholder. On or about January 22, 2020, we will mail to our stockholders of record as of January 8, 2020 (other than those who previously requested electronic or paper delivery on an ongoing basis) a Notice of Meeting and Important Notice Regarding the Availability of Proxy Materials (the "Notice") containing instructions on how to access our proxy materials, including our proxy statement and our Annual Report on Form 10-K. All stockholders will have the ability to access our proxy materials on the website referred to in the Notice or request a printed set of the proxy materials. Instructions on how to access our proxy materials on the internet or to request printed versions are provided in the Notice. The Notice also instructs you on how to access your proxy card to vote through the internet or by telephone. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via email until you elect otherwise.

HOW CAN I RECEIVE PROXY MATERIALS ELECTRONICALLY?

The Notice will provide you with instructions regarding the method of delivery for future proxy materials. Choosing to access our proxy materials via the Internet or to receive future proxy materials by email will reduce the impact of our Annual Meetings on the environment as well as decrease the cost of printing and mailing documents to you. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

If you hold your stock through a bank, broker or other holder of record and you would like to receive future proxy materials electronically, please refer to the information provided by that entity for instructions on how to elect this option.

HOW DO I RECEIVE A PAPER COPY OF THE MATERIALS?

If you prefer to receive paper copies of the proxy materials, you can still do so. You may request a paper copy by following the instructions provided in the Notice. The Notice also provides you with instructions on how to request paper copies of the proxy materials on an ongoing basis. There is no charge to receive the materials by mail. You may request printed copies of the materials until one year after the date of the Annual Meeting. If you have previously elected to receive printed proxy materials, you will continue to receive these materials in paper format until you elect otherwise.

WHO IS PAYING FOR THE COST OF THIS PROXY SOLICITATION?

All costs of solicitation of proxies will be borne by us. In addition to solicitations by mail, certain of our directors, officers, employees and other agents, without additional remuneration, may solicit proxies in person or by telephone or email. We may elect to engage outside professionals to assist us in the distribution and solicitation of proxies at a fee to be borne by us. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of shares held in their names, and we will reimburse them for their reasonable out-of-pocket costs. Solicitation may also be made of some stockholders in person or by mail, telephone or email following the original solicitation.

Additionally, we have retained Okapi Partners LLC to assist us in the solicitation and distribution of proxies for the Annual Meeting. The estimated cost of such services is $9,500, plus out-of-pocket expenses. Stockholders with questions or that need assistance in voting their shares may contact Okapi toll-free at (877) 259-6290.

Trademark Notice

Hologic, The Science of Sure, Genius, Genius 3D, 3D MAMMOGRAPHY, ThinPrep, NovaSure, MyoSure, Affirm, Aptima, Panther, Panther Fusion, BioZorb, SmartCurve, Intelligent 2D, Hologic Clarity HD, Faxitron, Fluent, Focal Therapeutics, SuperSonic Imagine and associated logos are trademarks and/or registered trademarks of Hologic, Inc. and/or its subsidiaries in the United States and/or other countries. All other trademarks are the property of their respective owners.

STOCKHOLDER PROPOSALS FOR THE 2021 ANNUAL MEETING

Any stockholder who intends to present a proposal at Hologic's Annual Meeting of Stockholders to be held in 2021, and who wishes to have a proposal included in Hologic's proxy statement for that meeting, must deliver the proposal to the Corporate Secretary. All proposals must be received by the Corporate Secretary no later than September 19, 2020 and must satisfy the rules and regulations of the SEC as well as the applicable provisions of our Bylaws to be eligible for inclusion in the proxy statement for that meeting.

A stockholder or group of up to 20 stockholders who have continuously owned at least 3% of Hologic's common stock for at least three years have the ability to submit director nominees (up to the greater of two or 20% of the Board) for inclusion in the related proxy statement if the stockholder(s) and the nominee(s) satisfy the requirements specified by September 19, 2020 and must include the information required for any Notice of Proxy Access Nomination (as defined in the Bylaws).

To be eligible for consideration at the 2021 Annual Meeting of Stockholders, any proposal that is a proper subject for consideration which has not been submitted by the deadline for inclusion in the proxy statement (as set forth above) and any nomination for director that is made outside of the proxy access procedures (as described above) must comply with the procedures specified in Hologic's Bylaws. These procedures require, among other things, that any such proposal or nomination be received by the Corporate Secretary between November 5, 2020 and December 5, 2020. This advance notice period is intended to allow all stockholders an opportunity to consider all business and nominees expected to be considered at the meeting.

All submissions to, or requests of, the Corporate Secretary should be made to Hologic's principal executive offices at 250 Campus Drive, Marlborough, Massachusetts 01752.

INCORPORATION BY REFERENCE

To the extent that this proxy statement has been or will be specifically incorporated by reference into any filing made by us under the Securities Act of 1933, as amended, or the Exchange Act, the sections of the proxy statement entitled "Compensation Committee Report" and "Audit and Finance Committee Report" shall not be deemed to be so incorporated, unless specifically provided in any such filing.

FINANCIAL MATTERS AND FORM 10-K

WE WILL PROVIDE EACH BENEFICIAL OWNER OF OUR SECURITIES WITH A COPY OF OUR ANNUAL REPORT ON FORM 10-K, INCLUDING THE FINANCIAL STATEMENTS AND SCHEDULES THERETO, REQUIRED TO BE FILED WITH THE SEC FOR OUR MOST RECENT FISCAL YEAR, WITHOUT CHARGE, UPON RECEIPT OF A WRITTEN REQUEST FROM SUCH PERSON. SUCH REQUEST SHOULD BE SENT TO INVESTOR RELATIONS, HOLOGIC, INC., 250 CAMPUS DRIVE, MARLBOROUGH, MA 01752. ALTERNATIVELY, A BENEFICIAL OWNER MAY ACCESS THE COMPANY'S ANNUAL REPORT ON FORM 10-K ON THE COMPANY'S WEBSITE AT **investors.hologic.com**.

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MARCH 5, 2020: The Proxy Statement, the Hologic Annual Report on Form 10-K for the fiscal year ended September 28, 2019 and the Proxy Card are available at **www.proxyvote.com.**

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ANNEX A NON-GAAP RECONCILIATION

Use of Non-GAAP Financial Measures:

The Company has used non-GAAP financial measures in this proxy statement, including adjusted revenue and adjusted EPS.

Adjusted revenue for fiscal 2019 means our consolidated revenue determined in accordance with GAAP, calculated on a constant currency basis using the foreign currency exchange rate applied in setting the Company's fiscal 2019 budget set in the fourth quarter of fiscal 2018. For fiscal 2019, adjusted revenue excludes incremental revenue associated with the Company's October 2018 acquisition of Focal Therapeutics, Inc. ("Focal") and Grand X-Ray Imaging ("Grand X-Ray").

Adjusted EPS means our consolidated net income (loss) per share (on a fully-diluted basis) determined in accordance with GAAP, adjusted to exclude: (i) the amortization of intangible assets and impairment of goodwill, intangible assets and equipment; (ii) additional depreciation expense from acquired fixed assets and accelerated depreciation related to consolidation and closure of facilities; (iii) additional expenses resulting from the purchase accounting adjustment to record inventory at fair value; (iv) non-cash interest expense related to amortization of the debt discount from the equity conversion option of convertible notes; (v) restructuring and divestiture charges and facility closure and consolidation charges and costs incurred to integrate acquisitions (including retention, transaction bonuses, legal and professional consulting services) and separate divested businesses from existing operations; (vi) transaction related expenses for divestitures and acquisitions; (vii) debt extinguishment losses and related transaction costs; (viii) the unrealized gains and losses on the mark-to-market of forward foreign currency contracts and foreign currency option contracts for which the Company has not elected hedge accounting; (ix) litigation settlement charges and benefits, and non-income tax related charges and benefits; (x) other-than-temporary impairment losses on investments and realized gains and losses resulting from the sale of investments; (xi) the one-time discrete impact of tax reform primarily related to remeasuring net deferred tax liabilities; (xii) other one-time, non-recurring, unusual or infrequent charges, expenses or gains that may not be indicative of the Company's core business results; (xiii) expenses in SuperSonic Imagine's net loss that the Company would exclude from its non-GAAP net income and (xiv) income taxes related to such adjustments. This calculation further excludes the results of Focal and Grand X-Ray post-acquisition in order to level set the results for purposes of the 2019 STIP calculation.

The non-GAAP financial measures used in this proxy statement adjust for specified items that can be highly variable or difficult to predict. The Company generally uses these non-GAAP financial measures to facilitate management's financial and operational decision-making, including evaluation of Hologic's historical operating results, comparison to competitors' operating results and determination of management incentive compensation. These non-GAAP financial measures reflect an additional way of viewing aspects of the company's operations that, when viewed with GAAP results and the reconciliations to corresponding GAAP financial measures, may provide a more complete understanding of factors and trends affecting Hologic's business.

Because non-GAAP financial measures exclude the effect of items that increase or decrease the company's reported results of operations, management strongly encourages investors to review the Company's consolidated financial statements and publicly filed reports in their entirety. These non-GAAP financial measures should be considered supplemental to, and not a substitute for, financial information prepared in accordance with GAAP. The Company's definition of these non-GAAP measures may differ from similarly titled measures used by others. A reconciliation of the non-GAAP revenue and non-GAAP EPS to the most directly comparable GAAP financial measures is included in the following pages.

Reconciliation of GAAP EPS to Non-GAAP Adjusted EPS

(as calculated pursuant to the terms of the Short-Term Incentive Plan)

(Unaudited) (In millions, except earnings per share)	Year Ended	
	September 28, 2019 ($)	September 29, 2018 ($)
GAAP net (loss) income	(203.6)	(111.3)
Adjustments:		
Amortization of intangible assets[1]	370.5	378.7
Contingent consideration[2]	1.7	—
Fair value write-up of acquired inventory[3]	7.1	1.1
Non-cash interest expense relating to convertible notes[4]	—	3.5
Restructuring, divestiture and integration/consolidation costs[5]	16.7	18.3
Non-income tax net (benefit)[6]	—	(4.0)
Transaction expenses[7]	4.5	2.5
Incremental depreciation expense[8]	1.1	8.0
Debt extinguishment loss[9]	0.8	45.9
Loss on sale of investments[10]	(0.9)	0.6
Unrealized losses (gains) on forward foreign currency contracts[11]	2.1	(6.6)
Debt transaction costs[12]	0.8	4.3
Loss from SSI[13]	1.5	—
Research and development asset charge[14]	4.5	1.7
Impairment of intangible asset[15]	685.4	46.0
Impairment of goodwill[16]	—	685.7
Legal settlement[17]	4.5	34.8
Other net (benefit) charges[18]	—	1.1
Discrete impact of tax reform[19]	5.0	(346.2)
Tax benefit of internal reorganization[20]	(19.2)	—
Income tax effect of reconciling items[21]	(223.2)	(145.8)
Non-GAAP net income per Press Release	**659.3**	**618.3**
Further Adjustments for STIP:		
Less: Incremental operating income from fiscal 2018 acquisitions[22]	—	(4.6)
Less: Incremental operating loss from fiscal 2019 acquisitions[23]	3.0	
Less: SuperSonic Imagine operating loss	1.8	
Tax effect of adjustments[21]	(0.9)	1.1
Non-GAAP net income – STIP	**663.2**	**614.8**
Non-GAAP EPS - STIP[24]	**2.44**	**2.21**

EXPLANATORY NOTES TO RECONCILIATIONS:

[1] To reflect non-cash expenses attributable to the amortization of acquired intangible assets.

[2] To reflect an adjustment to the estimated contingent consideration liability related to the Faxitron acquisition, which is payable upon Faxitron meeting defined revenue growth metrics.

[3] To reflect the fair value step up of inventory sold during the period related to the Focal and Faxitron acquisitions in fiscal 2019 and fiscal 2018, respectively.

[4] To reflect non-cash interest expense related to the amortization of the debt discount from the equity conversion option of the Company's convertible notes.

[5] To reflect restructuring charges, and certain costs associated with the Company's integration and facility consolidation plans, which primarily include retention and transfer costs, as well as costs incurred to integrate acquisitions and dispose businesses, including consulting, legal, tax and accounting fees.

[6] To reflect a non-income tax benefit in the first quarter of fiscal 2018 of $4.0 million as the Company settled a non-income tax issue under audit.

[7] To reflect expenses incurred with third parties related to acquisitions and divestitures prior to when such transactions are completed. These expenses primarily comprise broker fees, legal fees, and consulting and due diligence fees.

(8) *To reflect non-cash fair value adjustments for additional depreciation expense related to the fair value write-up of fixed assets acquired in the Gen-Probe acquisition and accelerated depreciation expense related to facility closure and business consolidation.*

(9) *To reflect debt extinguishment losses primarily from refinancing the Company's Credit Agreement and Senior Notes.*

(10) *To reflect realized gains and losses on the sale of available-for-sale marketable securities and a cost method investment.*

(11) *To reflect non-cash unrealized gains and losses on the mark-to market on outstanding forward foreign currency contracts, which do not qualify for hedge accounting. The Company recorded net realized gains of $11.0 million for fiscal 2019 and net realized loss of $1.3 million for fiscal 2018.*

(12) *To reflect the amount of debt issuance costs recorded directly to interest expense as a result of fiscal 2019 and 2018 refinancing of the Company's Credit Agreement and the fiscal 2018 refinancing of the Senior Notes in the first quarter of fiscal 2018.*

(13) *To reflect expenses in SuperSonic Imagine's (SSI) net loss that Hologic would exclude from its non-GAAP net income to be consistent. Hologic acquired 46% of SSI on August 1, 2019 and is accounting for this investment as an equity-method investment. As such, Hologic is required to record in its statement of operations its proportionate share of SSI's net loss for the two months ended September 28, 2019.*

(14) *To reflect the purchase of intangible assets to be used in research and development projects that have no future alternative use.*

(15) *To reflect the impairment of an IPR&D asset acquired in the Cynosure acquisition that was abandoned during the second quarter of fiscal 2018 due to unsuccessful clinical results.*

(16) *To reflect a goodwill impairment charge in the Medical Aesthetics reportable segment. The Company identified impairment indicators in the second quarter of fiscal 2018 and performed an interim goodwill impairment test, which resulted in the fair value of the reporting unit being significantly less than its carrying value. Accordingly, the Company recorded a goodwill impairment charge in the second quarter of fiscal 2018.*

(17) *To primarily reflect the Company's net settlements litigation with Enzo and Fujifilm in the second quarter of fiscal 2019 and to reflect the Company's settlement of patent infringement litigation pertaining to the MyoSure system in fiscal 2018.*

(18) *To reflect miscellaneous non-operating charges.*

(19) *To reflect the discrete impact of tax reform to the provision for income taxes for fiscal 2019. The benefit reduction of $5.0 million recorded in the twelve months ended September 28, 2019 was primarily related to credit utilization limitations and executive compensation deduction disallowances resulting from the completion of computations in the three months ended December 29, 2018. The benefit recorded in the twelve months ended September 29, 2018 was primarily due to the tax reform re-measurement of the Company's domestic net deferred tax liabilities at a significantly lower federal tax rate.*

(20) *To reflect a discrete tax benefit recorded in the twelve months ended September 28, 2019 from the adjustment of the Company's current and deferred tax accounts related to an internal restructuring.*

(21) *To reflect an estimated annual effective tax rate of 21.75% and 23.0% for fiscal 2019 and 2018, respectively.*

(22) *For fiscal 2018 to determine Non-GAAP net income under the fiscal 2018 STIP, adjusted Non-GAAP net income excludes pre-tax income generated by the Emsor and Faxitron acquisitions during fiscal 2018.*

(23) *For fiscal 2019 to determine Non-GAAP net income under the fiscal 2019 STIP, adjusted Non-GAAP net income excludes pre-tax income generated by the Focal and Grand X-Ray acquisitions during fiscal 2019.*

(24) *Non-GAAP earnings per share was calculated based on 271,263 and 277,850 weighted average diluted shares outstanding for the years ended September 28, 2019 and September 29, 2018, respectively.*

Reconciliation of GAAP Revenue to Adjusted Revenue
(excluding the impact of acquisitions and dispositions)

(Unaudited) (In millions, except percentages)	2019 ($)	2018 ($)	Change ($)	Change (%)
Consolidated GAAP Revenue	3,367.3	3,217.9		
Less: Incremental revenue from fiscal 2018 acquisitions	—	(15.0)		
Less: Incremental revenue from fiscal 2019 acquisitions	(11.9)			
Less: Adjustment to reduce blood screening revenue to budget	(30.0)			
FX Impact at budget rates	25.7	(1.8)		
Adjusted Revenue	**3,351.1**	**3,201.1**	**150.0**	**4.7**

Reconciliation of GAAP International Revenue to Adjusted Constant Currency International Revenue

(Unaudited) (In millions, except percentages)	2019 ($)	2018 ($)	Change ($)	Change (%)
Consolidated GAAP International Revenue	831.3	800.3	31.0	3.9
FX Impact at constant currency rates	34.6	(27.9)		
Adjusted Constant Currency International Revenue	**865.9**	**772.4**	**93.5**	**12.1**

Prepared by www.argyleteam.com



HOLOGIC, INC.
250 Campus Drive
Marlborough, MA 01752

